Exhibit 99.1

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 95 for details.

Quarterly Report
to Shareholders

Scotiabank reports third quarter results

TORONTO, August
 27, 2024 –
The Bank of Nova Scotia (Scotiabank) (TSX: BNS; NYSE: BNS) reported third quarter net income of $1,912 million compared to $2,192 million in the same period last year. Diluted earnings per share (EPS) were $1.41 compared to $1.70 in the same period a year ago.

Adjusted net income
(1)
for the third quarter was $2,191 million and adjusted diluted EPS
(1)
were $1.63, down from $1.72 last year. Adjusted return on equity
(1)
was 11.3% compared to 12.1% a year ago.

“We made important progress in executing against our strategy this quarter, delivering solid revenue growth and generating continued positive operating leverage,” said Scott Thomson, President and Chief Executive Officer of Scotiabank. “Through a continued challenging environment, we achieved quarter over quarter EPS growth from balanced business line results while further strengthening our balance sheet.”

Canadian Banking generated adjusted earnings
(1)
of $1.1 billion this quarter, up 6% year over year. The results reflect solid revenue growth from continued deposit momentum and net interest margin expansion, a third consecutive quarter of positive operating leverage, partly offset by an increase in provision for credit losses compared to the prior year.

International Banking generated adjusted earnings
(1)
of $709 million, up 10% year over year. Solid revenue growth, driven by strong margin expansion, and continued expense discipline were partly offset by higher provision for credit losses. Year-to-date positive operating leverage remains strong, reflecting the significant impact of productivity initiatives in the region.

Global Wealth Management adjusted earnings
(1)
were $418 million, up 11% year over year. Solid revenue growth, driven by higher fee-based client assets, outpaced expense growth resulting in positive operating leverage for the quarter. Additionally, assets under management of $364 billion grew 10% year over year.

Global Banking and Markets reported earnings of $418 million, down 4% year over year. Higher revenues, driven by Corporate and Investment Banking, were more than offset by higher provision for credit losses and investments to support business growth.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio
(2)
of 13.3%, up from 12.7% last year.

“We have also taken an important early step towards our long-term vision of delivering sustainable, profitable growth through a strategic investment in KeyCorp, increasing the capital deployed to our identified priority markets,” continued Mr. Thomson. “We expect that this transaction will enhance near-term profitability, grow and diversify our well-established U.S. business, and create future strategic optionality for Scotiabank as we expand our presence in the North American corridor.”

(1)
    Refer to
Non-GAAP
Measures section starting on page 5.
(2)
    The Q3 2024 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). The Q3 2023 regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adeq ua
cy Requirements (February 2023).

Enhanced Disclosure Task Force (EDTF) Recommendations
Below is the index of EDTF recommendations to facilitate easy reference in the Bank’s public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Q3 2024		2023 Annual Report
Type of risk	Number	Disclosure	Quarterly Report	Supplementary Regulatory Capital Disclosures	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.			16
	2	The Bank’s risk to terminology, measures and key parameters.			75-79
	3	Top and emerging risks, and the changes during the reporting period.			81-82, 86-93
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	51-55		56-59, 101-104, 117-119
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.			73-75
	6	Description of risk culture and procedures applied to support the culture.			75-79
	7	Description of key risks from the Bank’s business model.			80
	8	Stress testing use within the Bank’s risk governance and capital management.			76-77
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	51-53	4-5	56-59	210
	10	a) Regulatory capital components.	51-52, 82	22-24	60
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.		19-20
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	51-52	91	61-62
	12	Discussion of targeted level of capital, and the plans on how to establish this.			56-59
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.		7, 37-40, 44-61, 70-75, 79, 94, 100	64-68, 80, 127	179, 233
	14	Analysis of the capital requirements for each Basel asset class.		17-18, 37-62, 68-75, 79, 84-87	64-68	179, 227-233
	15	Tabulate credit risk in the Banking Book.	86-87	17-18, 37-62, 84-87	64-68	228
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.		63, 78, 93	64-68
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.		98	65-67
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	42-45		98-104
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	42-45		101
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	49-50		105-107
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	47-48		104-105
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	41-42		97-98
	23	Discussion of significant trading and non-trading market risk factors.	88		93-98	232-233
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	40-41, 88		93-98	232-233
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.			93-98	233
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.		7, 37-40, 44-61, 70-75	86-93, 121-127	189-190, 229-231
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.				158-160, 190
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	70-71	34-35	89, 121-122, 124-125	190
	29	Analysis of counterparty credit risk that arises from derivative transactions.	53, 86-87	99	84-85	177-180
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	86-87		84-85, 90
Other risks	31	Quantified measures of the management of operational risk.			68, 108
	32	Discussion of publicly known risk items.	54		72

2	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended July 31, 2024. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2023 Annual Report. This MD&A is dated August 27, 2024.
Additional information relating to the Bank, including the Bank’s 2023 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2023 Annual Report and Annual Information Form are available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Financial Highlights

5	Non-GAAP Measures

16	Overview of Performance

18	Group Financial Performance

20	Business Segment Review

34	Geographic Highlights

35	Quarterly Financial Highlights

36	Financial Position

36	Risk Management

51	Capital Management

53	Financial Instruments

54	Off-Balance Sheet Arrangements

54	Legal Provision

54	Regulatory Developments

55	Accounting Policies and Controls

56	Share Data

57	Glossary
Forward-looking Statements
From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2023 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.
We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; technological changes and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services; which may result in data breaches, unauthorized access to sensitive information, and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional
competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2023 Annual Report, as may be updated by quarterly reports.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2024 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Third Quarter Report 2024	3

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Highlights
T1 Financial highlights

	As at and for the three months ended			As at and for the nine months ended
(Unaudited)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Operating results ($ millions)
Net interest income	4,862	4,694	4,573	14,329	13,596
Non-interest income	3,502	3,653	3,494	10,815	10,346
Total revenue	8,364	8,347	8,067	25,144	23,942
Provision for credit losses	1,052	1,007	819	3,021	2,166
Non-interest expenses	4,949	4,711	4,559	14,399	13,594
Income tax expense	451	537	497	1,521	2,086
Net income	1,912	2,092	2,192	6,203	6,096
Net income attributable to common shareholders	1,756	1,943	2,067	5,765	5,705
Operating performance
Basic earnings per share ($)	1.43	1.59	1.72	4.72	4.78
Diluted earnings per share ($)	1.41	1.57	1.70	4.66	4.73
Return on equity (%) (2)	9.8	11.2	12.0	10.9	11.4
Return on tangible common equity (%) (3)	11.9	13.8	15.0	13.4	14.3
Productivity ratio (%) (2)	59.2	56.4	56.5	57.3	56.8
Net interest margin (%) (3)	2.14	2.17	2.10	2.17	2.11
Financial position information ($ millions)
Cash and deposits with financial institutions	58,329	58,631	90,325
Trading assets	133,999	132,280	119,301
Loans	759,211	753,526	752,205
Total assets	1,402,366	1,399,430	1,396,366
Deposits	949,201	942,028	957,225
Common equity	72,725	70,577	67,937
Preferred shares and other equity instruments	8,779	8,779	8,075
Assets under administration (2)	760,975	738,927	690,846
Assets under management (2)	363,933	348,644	331,340
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%) (4)	13.3	13.2	12.7
Tier 1 capital ratio (%) (4)	15.3	15.2	14.6
Total capital ratio (%) (4)	17.1	17.1	16.9
Total loss absorbing capacity (TLAC) ratio (%) (5)	29.1	28.9	30.5
Leverage ratio (%) (6)	4.5	4.4	4.1
TLAC Leverage ratio (%) (5)	8.5	8.4	8.7
Risk-weighted assets ($ millions) (4)	453,658	450,191	439,814
Liquidity coverage ratio (LCR) (%) (7)	133	129	133
Net stable funding ratio (NSFR) (%) (8)	117	117	114
Credit quality
Net impaired loans ($ millions)	4,449	4,399	3,667
Allowance for credit losses ($ millions) (9)	6,860	6,768	6,094
Gross impaired loans as a % of loans and acceptances (2)	0.84	0.83	0.70
Net impaired loans as a % of loans and acceptances (2)	0.58	0.57	0.47
Provision for credit losses as a % of average net loans and acceptances (annualized) (2)(10)	0.55	0.54	0.42	0.53	0.37
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized) (2)(10)	0.51	0.52	0.38	0.51	0.33
Net write-offs as a % of average net loans and acceptances (annualized) (2)	0.45	0.48	0.34	0.45	0.31
Adjusted results (3)
Adjusted total revenue ($ millions)	8,507	8,347	8,067	25,287	23,942
Adjusted non-interest expenses ($ millions)	4,763	4,693	4,539	14,177	13,532
Adjusted net income ($ millions)	2,191	2,105	2,207	6,508	6,720
Adjusted diluted earnings per share ($)	1.63	1.58	1.72	4.90	5.25
Adjusted return on equity (%)	11.3	11.3	12.1	11.5	12.6
Adjusted return on tangible common equity (%)	13.7	13.8	15.0	14.0	15.7
Adjusted productivity ratio (%)	56.0	56.2	56.3	56.1	56.5
Common share information
Closing share price ($) (TSX)	64.47	63.16	66.40
Shares outstanding (millions)
Average – Basic	1,230	1,223	1,199	1,222	1,194
Average – Diluted	1,235	1,228	1,214	1,228	1,201
End of period	1,237	1,230	1,205
Dividends paid per share ($)	1.06	1.06	1.06	3.18	3.12
Dividend yield (%) (2)	6.6	6.4	6.5	6.7	6.1
Market capitalization ($ millions) (TSX)	79,771	77,660	80,034
Book value per common share ($) (2)	58.78	57.40	56.36
Market value to book value multiple (2)	1.1	1.1	1.2
Price to earnings multiple (trailing 4 quarters) (2)	11.3	10.5	10.4
Other information
Employees (full-time equivalent)	89,239	89,090	91,013
Branches and offices	2,279	2,316	2,398
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Glossary on page 57 for the description of the measure.
(3)	Refer to Non-GAAP Measures section starting on page 5.
(4)
Commencing Q1 2024, regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). The Q3 2023 regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

(5)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(6)	The leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
(7)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(8)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(9)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities and deposits with financial institutions.
(10)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.

4	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP
Measures
The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP
basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP
measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP
measures and ratios are used throughout this report and defined below.
Adjusted results and diluted earnings per share
The following tables present a reconciliation of GAAP reported financial results to non-GAAP
adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest
expenses, income taxes and
non-controlling
interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank Third Quarter Report 2024	5

MANAGEMENT’S DISCUSSION & ANALYSIS

T2 Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Reported Results
Net interest income	$4,862	$4,694	$4,573	$14,329	$13,596
Non-interest income	3,502	3,653	3,494	10,815	10,346
Total revenue	8,364	8,347	8,067	25,144	23,942
Provision for credit losses	1,052	1,007	819	3,021	2,166
Non-interest expenses	4,949	4,711	4,559	14,399	13,594
Income before taxes	2,363	2,629	2,689	7,724	8,182
Income tax expense	451	537	497	1,521	2,086
Net income	$1,912	$2,092	$2,192	$6,203	$6,096
Net income attributable to non-controlling interests in subsidiaries (NCI)	36	26	20	87	81
Net income attributable to equity holders	1,876	2,066	2,172	6,116	6,015
Net income attributable to preferred shareholders and other equity instrument holders	120	123	105	351	310
Net income attributable to common shareholders	$1,756	$1,943	$2,067	$5,765	$5,705
Diluted earnings per share (in dollars)	$1.41	$1.57	$1.70	$4.66	$4.73
Weighted average number of diluted common shares outstanding (millions)	1,235	1,228	1,214	1,228	1,201
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$143	$–	$–	$143	$–
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operati o ns	(7)	–	–	(7)	–
Amortization of acquisition-related intangible assets	17	18	20	53	62
Legal provision	176	–	–	176	–
Total non-interest expense adjusting items (Pre-tax)	$186	$18	$20	$222	$62
Total impact of adjusting items on net income before taxes	329	18	20	365	62
Impact of adjusting items on income tax expense
Divestitures and wind-down of operations	(46)	–	–	(46)	–
Canada recovery dividend	–	–	–	–	579
Amortization of acquisition-related intangible assets	(4)	(5)	(5)	(14)	(17)
Total impact of adjusting items on income tax expense	(50)	(5)	(5)	(60)	562
Total impact of adjusting items on net income	$279	$13	$15	$305	$624
Impact of adjusting items on NCI	(2)	–	–	(2)	–
Total impact of adjusting items on net income attributable to equity holders and common shareholders	$277	$13	$15	$303	$624
Adjusted Results
Net interest income	$4,862	$4,694	$4,573	$14,329	$13,596
Non-interest income	3,645	3,653	3,494	10,958	10,346
Total revenue	8,507	8,347	8,067	25,287	23,942
Provision for credit losses	1,052	1,007	819	3,021	2,166
Non-interest expenses	4,763	4,693	4,539	14,177	13,532
Income before taxes	2,692	2,647	2,709	8,089	8,244
Income tax expense	501	542	502	1,581	1,524
Net income	$2,191	$2,105	$2,207	$6,508	$6,720
Net income attributable to NCI	38	26	20	89	81
Net income attributable to equity holders	2,153	2,079	2,187	6,419	6,639
Net income attributable to preferred shareholders and other equity instrument holders	120	123	105	351	310
Net income attributable to common shareholders	$2,033	$1,956	$2,082	$6,068	$6,329
Diluted earnings per share (in dollars)	$1.63	$1.58	$1.72	$4.90	$5.25
Impact of adjustments on diluted earnings per share (in dollars)	$0.22	$0.01	$0.02	$0.24	$0.52
Weighted average number of diluted common shares outstanding (millions)	1,235	1,228	1,214	1,228	1,212
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

6	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

1.	The Bank’s Q3 2024 reported resulted were adjusted for the following items. These amounts were recorded in the Other operating segment.
a) Divestitures and wind-down of operations
In Q3 2024, the Bank entered into an agreement to sell CrediScotia Financiera, a wholly-owned consumer finance subsidiary in Peru, to Banco Santander. The Bank recognized an impairment loss of $143 million in non-interest income and a credit of $7 million in non-interest expenses ($90 million after-tax). For further details, please refer to Note 22 of the Consolidated Financial Statements.
b) Legal provision
In Q3 2024, the Bank recognized a $176 million expense for legal actions relating to certain value-added tax assessed amounts in Peru and associated interest. For further details, please refer to Note 20 of the Consolidated Financial Statements.

2.	All reported periods were adjusted for:
a) Amortization of acquisition-related intangible assets
These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

3.	The Bank’s fiscal 2023 reported results were adjusted for the following items. These amounts were recorded in the Other operating segment.
a) Divestitures and wind-down of operations
In Q4 2023, the Bank sold its 20% equity interest in Canadian Tire’s Financial Services business (CTFS) to Canadian Tire Corporation. The sale resulted in a net gain of $367 million ($319 million after-tax). For further details, please refer to Note 36 of the Consolidated Financial Statements in the 2023 Annual Report to Shareholders.
b) Restructuring charge and severance provisions
In Q4 2023, the Bank recorded a restructuring charge and severance provisions of $354 million ($258 million after-tax) related to workforce reductions and changes as a result of the Bank’s end-to-end digitization, automation, changes in customers’ day-to-day banking preferences, as well as the ongoing efforts to streamline operational processes and optimize distribution channels.
c) Consolidation of real estate and contract termination costs
In Q4 2023, the Bank recorded costs of $87 million ($63 million after-tax) related to the consolidation and exit of certain real estate premises, as well as service contract termination costs, as part of the Bank’s optimization strategy.
d) Impairment of non-financial assets
In Q4 2023, the Bank recorded impairment charges of $185 million ($159 million after-tax) related to its investment in associate, Bank of Xi’an Co. Ltd. in China whose market value has remained below the Bank’s carrying value for a prolonged period. For further details, refer to Note 17 of the Consolidated Financial Statements in the 2023 Annual Report to Shareholders. Impairment of intangible assets, including software, of $161 million ($114 million after-tax) was also recognized.
e) Canada Recovery Dividend
In Q1 2023, the Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD). The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years. The CRD is payable in equal amounts over five years; however, the present value of these payments was recognized as a liability in the period enacted.

4.	The Bank’s Q4 2022 reported results were adjusted for the following items. These amounts were recorded in the Other operating segment.

a)
Restructuring charge – The Bank recorded a restructuring charge of $85 million ($66 million after-tax) related to the realignment of the Global Banking and Markets businesses in Asia Pacific and reductions in technology employees, driven by ongoing technology modernization and digital transformation.

b)
Divestitures and wind-down of operations – The Bank sold investments in associates in Venezuela and Thailand. Additionally, the Bank wound down its operations in India and Malaysia in relation to its realignment of the business in the Asia Pacific region. Collectively, the sale and wind-down
of these entities resulted in a net loss of $361 million ($340 million after-tax).

c)
Support costs for the Scene+ loyalty program – The Bank recorded costs of $133 million ($98 million after-tax) to support the expansion of the Scene+ loyalty program to include Empire Company Limited as a partner.

Scotiabank Third Quarter Report 2024	7

MANAGEMENT’S DISCUSSION & ANALYSIS

T2A Reconciliation of reported and adjusted results by business line

	For the three months ended July 31, 2024 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management	Global Banking and Markets	Other	Total (2)
Reported net income (loss)	$1,110	$704	$411	$418	$(731)	$1,912
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	35	3	–	(2)	36
Reported net income attributable to equity holders	1,110	669	408	418	(729)	1,876
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	1	–	119	120
Reported net income attributable to common shareholders	$1,110	$669	$407	$418	$(848)	$1,756
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$–	$–	$–	$143	$143
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	(7)	(7)
Amortization of acquisition-related intangible assets	1	7	9	–	–	17
Legal provision	–	–	–	–	176	176
Total non-interest expenses adjustments (Pre-tax)	1	7	9	–	169	186
Total impact of adjusting items on net income before taxes	1	7	9	–	312	329
Impact of adjusting items on income tax expense	–	(2)	(2)	–	(46)	(50)
Total impact of adjusting items on net income	1	5	7	–	266	279
Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	5	7	–	264	277
Adjusted net income (loss)	$1,111	$709	$418	$418	$(465)	$2,191
Adjusted net income attributable to equity holders	$1,111	$674	$415	$418	$(465)	$2,153
Adjusted net income attributable to common shareholders	$1,111	$674	$414	$418	$(584)	$2,033
(1)	Refer to Business Segment Review on page 20.
(2)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

	For the three months ended April 30, 2024 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management	Global Banking and Markets	Other	Total (2)
Reported net income (loss)	$1,008	$695	$382	$428	$(421)	$2,092
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	24	2	–	–	26
Reported net income attributable to equity holders	1,008	671	380	428	(421)	2,066
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	123	123
Reported net income attributable to common shareholders	$1,008	$671	$380	$428	$(544)	$1,943
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	8	9	–	–	18
Total non-interest expenses adjustments (Pre-tax)	1	8	9	–	–	18
Total impact of adjusting items on net income before taxes	1	8	9	–	–	18
Impact of adjusting items on income tax expense	(1)	(2)	(2)	–	–	(5)
Total impact of adjusting items on net income	–	6	7	–	–	13
Total impact of adjusting items on net income attributable to equity holders and common shareholders	–	6	7	–	–	13
Adjusted net income (loss)	$1,008	$701	$389	$428	$(421)	$2,105
Adjusted net income attributable to equity holders	$1,008	$677	$387	$428	$(421)	$2,079
Adjusted net income attributable to common shareholders	$1,008	$677	$387	$428	$(544)	$1,956
(1)	Refer to Business Segment Review on page 20.
(2)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

8	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended July 31, 2023 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management	Global Banking and Markets	Other	Total (2)
Reported net income (loss)	$1,050	$639	$368	$434	$(299)	$2,192
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	18	2	–	–	20
Reported net income attributable to equity holders	1,050	621	366	434	(299)	2,172
Reported net income attributable to preferred shareholders and other equity instrument holders	1	2	1	1	100	105
Reported net income attributable to common shareholders	$1,049	$619	$365	$433	$(399)	$2,067
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	10	9	–	–	20
Total non-interest expenses adjustments (Pre-tax)	1	10	9	–	–	20
Total impact of adjusting items on net income before taxes	1	10	9	–	–	20
Impact of adjusting items on income tax expense	–	(3)	(2)	–	–	(5)
Total impact of adjusting items on net income	1	7	7	–	–	15
Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	7	7	–	–	15
Adjusted net income (loss)	$1,051	$646	$375	$434	$(299)	$2,207
Adjusted net income attributable to equity holders	$1,051	$628	$373	$434	$(299)	$2,187
Adjusted net income attributable to common shareholders	$1,050	$626	$372	$433	$(399)	$2,082
(1)	Refer to Business Segment Review on page 20.
(2)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

	For the nine months ended July 31, 2024 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management	Global Banking and Markets	Other	Total (2)
Reported net income (loss)	$3,213	$2,167	$1,164	$1,285	$(1,626)	$6,203
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	81	8	–	(2)	87
Reported net income attributable to equity holders	3,213	2,086	1,156	1,285	(1,624)	6,116
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	1	1	347	351
Reported net income attributable to common shareholders	$3,212	$2,085	$1,155	$1,284	$(1,971)	$5,765
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$–	$–	$–	$143	$143
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	(7)	(7)
Amortization of acquisition-related intangible assets	3	23	27	–	–	53
Legal provision	–	–	–	–	176	176
Total non-interest expenses adjustments (Pre-tax)	3	23	27	–	169	222
Total impact of adjusting items on net income before taxes	3	23	27	–	312	365
Impact of adjusting items on income tax expense	(1)	(6)	(7)	–	(46)	(60)
Total impact of adjusting items on net income	2	17	20	–	266	305
Total impact of adjusting items on net income attributable to equity holders and common shareholders	2	17	20	–	264	303
Adjusted net income (loss)	$3,215	$2,184	$1,184	$1,285	$(1,360)	$6,508
Adjusted net income attributable to equity holders	$3,215	$2,103	$1,176	$1,285	$(1,360)	$6,419
Adjusted net income attributable to common shareholders	$3,214	$2,102	$1,175	$1,284	$(1,707)	$6,068
(1)	Refer to Business Segment Review on page 20.
(2)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2024	9

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the nine months ended July 31, 2023 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management	Global Banking and Markets	Other	Total (2)
Reported net income (loss)	$3,191	$1,975	$1,111	$1,354	$(1,535)	$6,096
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	74	7	–	–	81
Reported net income attributable to equity holders	3,191	1,901	1,104	1,354	(1,535)	6,015
Reported net income attributable to preferred shareholders and other equity instrument holders	3	4	2	3	298	310
Reported net income attributable to common shareholders	$3,188	$1,897	$1,102	$1,351	$(1,833)	$5,705
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax) Amortization of acquisition-related intangible assets	4	31	27	–	–	62
Total non-interest expenses adjustments (Pre-tax)	4	31	27	–	–	62
Total impact of adjusting items on net income before taxes	4	31	27	–	–	62
Impact of adjusting items on income tax expense
Canada recovery dividend	–	–	–	–	579	579
Impact of other adjusting items on income tax expense	(1)	(9)	(7)	–	–	(17)
Total impact of adjusting items on income tax expense	(1)	(9)	(7)	–	579	562
Total impact of adjusting items on net income	3	22	20	–	579	624
Total impact of adjusting items on net income attributable to equity holders and common shareholders	3	22	20	–	579	624
Adjusted net income (loss)	$3,194	$1,997	$1,131	$1,354	$(956)	$6,720
Adjusted net income attributable to equity holders	$3,194	$1,923	$1,124	$1,354	$(956)	$6,639
Adjusted net income attributable to common shareholders	$3,191	$1,919	$1,122	$1,351	$(1,254)	$6,329
(1)	Refer to Business Segment Review on page 20.
(2)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

Constant Dollar
International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” in Overview of Performance on page 17.
T3 Reconciliation of International Banking’s reported and adjusted results and constant dollar results

Reported Results	For the three months ended						For the nine months ended
($ millions)	April 30, 2024 (1)			July 31, 2023 (1)			July 31, 2023 (1)
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,261	$(8)	$2,269	$2,110	$29	$2,081	$6,001	$(52)	$6,053
Non-interest income	731	1	730	725	(27)	752	2,260	(190)	2,450
Total revenue	2,992	(7)	2,999	2,835	2	2,833	8,261	(242)	8,503
Provision for credit losses	566	(6)	572	516	7	509	1,356	(19)	1,375
Non-interest expenses	1,537	5	1,532	1,488	5	1,483	4,399	(93)	4,492
Income tax expense	194	–	194	192	(4)	196	531	(25)	556
Net income	$695	$(6)	$701	$639	$(6)	$645	$1,975	$(105)	$2,080
Net income attributable to non-controlling interests in subsidiaries (NCI)	$24	$(1)	$25	$18	$1	$17	$74	$4	$70
Net income attributable to equity holders of the Bank	$671	$(5)	$676	$621	$(7)	$628	$1,901	$(109)	$2,010
Other measures
Average assets ($ billions)	$235	$(2)	$237	$241	$3	$238	$236	$–	$236
Average liabilities ($ billions)	$183	$(1)	$184	$184	$3	$181	$178	$–	$178
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

10	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Adjusted Results	For the three months ended						For the nine months ended
($ millions)	April 30, 2024 (1)			July 31, 2023 (1)			July 31, 2023 (1)
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,261	$(8)	$2,269	$2,110	$29	$2,081	$6,001	$(52)	$6,053
Non-interest income	731	1	730	725	(27)	752	2,260	(190)	2,450
Total revenue	2,992	(7)	2,999	2,835	2	2,833	8,261	(242)	8,503
Provision for credit losses	566	(6)	572	516	7	509	1,356	(19)	1,375
Non-interest expenses	1,529	5	1,524	1,478	5	1,473	4,368	(95)	4,463
Income tax expense	196	–	196	195	(4)	199	540	(24)	564
Net income	$701	$(6)	$707	$646	$(6)	$652	$1,997	$(104)	$2,101
Net income attributable to non-controlling interests in subsidiaries (NCI)	$24	$(1)	$25	$18	$1	$17	$74	$4	$70
Net income attributable to equity holders of the Bank	$677	$(5)	$682	$628	$(7)	$635	$1,923	$(108)	$2,031
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

Reconciliation of average total assets, core earning assets and core net interest income
Net interest margin
Net interest margin is a non-GAAP ratio that is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income (annualized) divided by average core earning assets.
Components of the net interest margin are defined below:
Earning assets
Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances. This is a non-GAAP measure.
Non-earning assets
Non-earning assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and other intangible assets, deferred tax assets and other assets. This is a non-GAAP measure.
Core earning assets
Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans net of allowances. This is a non-GAAP
measure. The Bank believes that this measure is useful for readers as it represents the main interest-generating assets and eliminates the impact of trading businesses.
Core net interest income
Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP measure.

Scotiabank Third Quarter Report 2024	11

MANAGEMENT’S DISCUSSION & ANALYSIS

T4 Reconciliation of average total assets, average earning assets, average core earning assets and net interest margin by business line
Consolidated Bank

	For the three months ended			For the nine months ended
($ millions)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Average total assets – Reported (2)	$1,422,740	$1,411,181	$1,401,783	$1,419,395	$1,391,440
Less: Non-earning assets	105,539	108,405	109,411	108,556	113,752
Average total earning assets (2)	$1,317,201	$1,302,776	$1,292,372	$1,310,839	$1,277,688
Less:
Trading assets	153,248	144,737	124,939	146,680	120,225
Securities purchased under resale agreements and securities borrowed	189,557	191,661	191,030	192,011	185,193
Other deductions	49,172	62,497	75,717	61,383	73,191
Average core earning assets (2)	$925,224	$903,881	$900,686	$910,765	$899,079
Net interest income – Reported	$4,862	$4,694	$4,573	$14,329	$13,596
Less: Non-core net interest income	(125)	(139)	(192)	(462)	(601)
Core net interest income	$4,987	$4,833	$4,765	$14,791	$14,197
Net interest margin	2.14%	2.17%	2.10%	2.17%	2.11%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average balances represent the average of daily balances for the period.
Canadian Banking

	For the three months ended			For the nine months ended
($ millions)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Average total assets – Reported (2)	$451,194	$444,923	$450,192	$447,006	$450,285
Less: Non-earning assets	4,313	4,191	4,066	4,272	4,020
Average total earning assets (2)	$446,881	$440,732	$446,126	$442,734	$446,265
Less:
Other deductions	13,197	22,421	30,123	21,481	28,688
Average core earning assets (2)	$433,684	$418,311	$416,003	$421,253	$417,577
Net interest income – Reported	$2,752	$2,634	$2,469	$8,039	$7,198
Less: Non-core net interest income	–	–	–	–	–
Core net interest income	$2,752	$2,634	$2,469	$8,039	$7,198
Net interest margin	2.52%	2.56%	2.36%	2.55%	2.30%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average balances represent the average of daily balances for the period.
International Banking

	For the three months ended			For the nine months ended
($ millions)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Average total assets – Reported (2)	$233,644	$235,303	$241,396	$235,125	$236,130
Less: Non-earning assets	15,326	16,554	19,611	16,277	19,582
Average total earning assets (2)	$218,318	$218,749	$221,785	$218,848	$216,548
Less:
Trading assets	6,771	6,534	6,271	6,695	5,818
Securities purchased under resale agreements and securities borrowed	4,442	4,314	3,493	4,061	3,134
Other deductions	7,855	7,640	7,890	7,743	7,570
Average core earning assets (2)	$199,250	$200,261	$204,131	$200,349	$200,026
Net interest income – Reported	$2,231	$2,261	$2,110	$6,738	$6,001
Less: Non-core net interest income	18	60	8	113	(74)
Core net interest income	$2,213	$2,201	$2,102	$6,625	$6,075
Net interest margin	4.42%	4.47%	4.09%	4.42%	4.06%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average balances represent the average of daily balances for the period.

12	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
Attributed capital and business segment return on equity
The amount of common equity allocated to each business segment is referred to as attributed capital. The attribution of capital within each business segment is intended to approximate a percentage of the Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each business segment. Attributed capital is a non-GAAP measure.
Effective November 1, 2023, in line with OSFI’s increased Domestic Stability Buffer announced requirements, the Bank increased the capital attributed to its business lines to approximate 11.5% of the Basel III common equity capital requirements. Previously, capital was attributed based on a methodology that approximated 10.5% of Basel III common equity capital requirements.
Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed. This is a non-GAAP measure.
Adjusted return on equity for the business segments is calculated as a ratio of adjusted net income attributable to common shareholders (annualized) of the business segment and the capital attributed. This is a non-GAAP measure.
T5 Return on equity by operating segment

	For the three months ended July 31, 2024
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management	Global Banking and Markets	Other		Total (1)
Reported
Net income attributable to common shareholders	$1,110	$669	$407	$418	$(848)		$1,756
Total average common equity (2)(3)	20,535	19,077	10,195	15,389	6,455		71,651
Return on equity	21.5%	14.0%	15.9%	10.8%	nm	(4)	9.8%
Adjusted (5)
Net income attributable to common shareholders	$1,111	$674	$414	$418	$(584)		$2,033
Return on equity	21.5%	14.1%	16.2%	10.8%	nm	(4)	11.3%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)
Effective Q1 2024, the Bank increased the capital attributed to business lines to approximate 11.5% of Basel III common equity capital requirements. Previously, capital was attributed to approximate 10.5%. Prior period amounts have not been restated.

(4)	Not meaningful.
(5)	Refer to Tables on page 6.

	For the three months ended April 30, 2024							For the three months ended July 31, 2023
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management	Global Banking and Markets	Other		Total (1)	Canadian Banking (1)	International Banking (1)	Global Wealth Management	Global Banking and Markets	Other		Total (1)
Reported
Net income attributable to common shareholders	$1,008	$671	$380	$428	$(544)		$1,943	$1,049	$619	$365	$433	$(399)		$2,067
Total average common equity (2)(3)	20,507	18,927	10,222	14,865	5,756		70,277	18,678	18,493	9,743	13,310	8,270		68,494
Return on equity	20.0%	14.4%	15.1%	11.7%	nm	(4)	11.2%	22.3%	13.3%	14.9%	12.9%	nm	(4)	12.0%
Adjusted (5)
Net income attributable to common shareholders	$1,008	$677	$387	$428	$(544)		$1,956	$1,050	$626	$372	$433	$(399)		$2,082
Return on equity	20.0%	14.5%	15.4%	11.7%	nm	(4)	11.3%	22.3%	13.4%	15.2%	12.9%	nm	(4)	12.1%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)
Effective Q1 2024, the Bank increased the capital attributed to business lines to approximate 11.5% of Basel III common equity capital requirements. Previously, capital was attributed to approximate 10.5%. Prior period amounts have not been restated.

(4)	Not meaningful.
(5)	Refer to Tables on page 6.

Scotiabank Third Quarter Report 2024	13

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the nine months ended July 31, 2024							For the nine months ended July 31, 2023
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management	Global Banking and Markets	Other		Total (1)	Canadian Banking (1)	International Banking (1)	Global Wealth Management	Global Banking and Markets	Other		Total (1)
Reported
Net income attributable to common shareholders	$3,212	$2,085	$1,155	$1,284	$(1,971)		$5,765	$3,188	$1,897	$1,102	$1,351	$(1,833)		$5,705
Total average common equity (2)(3)	20,351	19,135	10,203	15,333	5,490		70,512	18,834	19,214	9,770	14,802	4,439		67,059
Return on equity	21.1%	14.6%	15.1%	11.2%	nm	(4)	10.9%	22.6%	13.2%	15.1%	12.2%	nm	(4)	11.4%
Adjusted (5)
Net income attributable to common shareholders	$3,214	$2,102	$1,175	$1,284	$(1,707)		$6,068	$3,191	$1,919	$1,122	$1,351	$(1,254)		$6,329
Return on equity	21.1%	14.7%	15.4%	11.2%	nm	(4)	11.5%	22.6%	13.4%	15.4%	12.2%	nm	(4)	12.6%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)
Effective Q1 2024, the Bank increased the capital attributed to business lines to approximate 11.5% of Basel III common equity capital requirements. Previously, capital was attributed to approximate 10.5%. Prior period amounts have not been restated.

(4)	Not meaningful.
(5)	Refer to Tables on page 6.
Return on tangible common equity
Return on tangible common equity is a profitability measure that is calculated by dividing the net income attributable to common shareholders (annualized), adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP ratio.
Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP ratio.
T6 Return on tangible common equity

	For the three months ended			For the nine months ended
($ millions)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Average common equity – Reported (2)	$71,651	$70,277	$68,494	$70,512	$67,059
Average goodwill (2)(3)	(9,052)	(9,065)	(9,515)	(9,080)	(9,425)
Average acquisition-related intangibles (net of deferred tax) (2)	(3,622)	(3,635)	(3,737)	(3,637)	(3,748)
Average tangible common equity (2)	$58,977	$57,577	$55,242	$57,795	$53,886
Net income attributable to common shareholders – reported	$1,756	$1,943	$2,067	$5,765	$5,705
Amortization of acquisition-related intangible assets (after-tax) (4)	13	13	15	39	45
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after-tax)	$1,769	$1,956	$2,082	$5,804	$5,750
Return on tangible common equity (5)	11.9%	13.8%	15.0%	13.4%	14.3%
Adjusted (4)
Adjusted net income attributable to common shareholders	$2,033	$1,956	$2,082	$6,068	$6,329
Return on tangible common equity – adjusted (5)	13.7%	13.8%	15.0%	14.0%	15.7%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)	Includes imputed goodwill from investments in associates.
(4)	Refer to Table on page 6.
(5)	Calculated on full dollar amounts.

14	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Adjusted productivity ratio
Adjusted productivity ratio represents adjusted non-interest expenses as a percentage of adjusted total revenue. This is a non-GAAP ratio.
Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.
Adjusted operating leverage
This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest expenses. This is a non-GAAP
ratio.
Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.
Trading-related revenue (Taxable equivalent basis)
Trading-related revenue consists of net interest income and non-interest income. Included are unrealized gains and losses on security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded. Trading-related revenue includes certain net interest income and non-interest income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before tax basis. This is a non-GAAP measure.
Management believes that this basis for measurement of trading-related revenue provides a uniform comparability of net interest income and non-interest
income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.
Adjusted effective tax rate
The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP ratio.

Scotiabank Third Quarter Report 2024	15

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of Performance
Financial performance summary
The Bank’s reported net income this quarter was $1,912 million, compared to $2,192 million in the same period last year and $2,092 million last quarter. Diluted earnings per share were $1.41 compared to $1.70 in the same period last year and $1.57 last quarter. Return on equity was 9.8%, compared to 12.0% in the same period last year and 11.2% last quarter.
Adjusted net income was $2,191 million compared to $2,207 million last year, a decrease of 1%. The decrease was due mainly to higher provision for credit losses and non-interest expenses, mostly offset by higher revenues.
Adjusted net income was $2,191 million compared to $2,105 million last quarter, an increase of 4%. The increase was due mainly to higher net interest income and lower provision for income taxes, partly offset by higher provision for credit losses.
Adjusted diluted earnings per share were $1.63 compared to $1.72 last year and $1.58 last quarter. Adjusted return on equity was 11.3% compared to 12.1% a year ago and 11.3% last quarter.
Refer to Non-GAAP Measures starting on page 5 for details of adjustments.
Recent Developments
Events after the Consolidated Statement of Financial Position date
On August 12, 2024, the Bank announced an agreement to acquire an approximate 14.9% pro-forma ownership interest in KeyCorp for approximately US$2.8 billion through an all-cash purchase of newly issued voting common shares.
The transaction is expected to be completed in two stages, which includes an initial investment of 4.9% (Initial Investment) and an additional investment of approximately 10% (Additional Investment), for a total pro-forma ownership of approximately 14.9%. Subject to clearances and regulatory approvals, the Initial Investment is expected to close in the fourth quarter of 2024, and the Additional Investment is expected to close in fiscal 2025. Upon completion of the Additional Investment, the Bank will have the right to designate two individuals to serve on KeyCorp’s Board of Directors.
On closing, the Initial Investment will be recorded as an equity investment at fair value, with subsequent mark-to-market changes through other comprehensive income. Following the closing of the Additional Investment, the Bank’s total interest in KeyCorp of approximately 14.9% will be accounted for as an investment in associate as the Bank will have significant influence as defined under IFRS, given the Bank’s representation on KeyCorp’s board and its ownership interest. The estimated impact to the Bank’s CET1 ratio is a reduction of approximately 10 basis points upon closing of the Initial Investment, and a further reduction of approximately 40 to 45 basis points upon closing of the Additional Investment.
Economic summary and outlook
The Bank of Canada and several other central banks are in the early stages of interest rate cuts, as inflation and growth have slowed in most major markets. In Canada, as in most other major economies, the economy appears to have landed softly and avoided a harsher economic downturn. While there is a risk that growth slows going forward owing to the lagged impact of policy rate increases, we expect economies to generally improve going forward as the impact of lower interest rates begins to be felt. There are meaningful downside risks to the outlook related to the situation in the Middle East and the path of economic policy in the United States under the next President.
In Canada, the economy continues to demonstrate greater resilience to past increases in interest rates than anticipated, though there are clear signs that the economy has softened. These signs of weakness are evident in per capita measures of economic activity, but are masked by record strength in population growth. We expect growth to improve but remain well below average growth rates over the next year as interest rates fall. This should allow the personal saving rate to fall and the interest rate sensitive segments of the Canadian economy to rebound. We may already be seeing some of that occurring in home and vehicle sales. With inflation on a path to the Bank of Canada’s 2% target, the Bank expects the policy rate to fall to around 3% by the end of next year.
A similar trajectory for interest rates is projected in the United States, though the economy there has been much stronger than elsewhere in the industrialized world. As in Canada, there are clear signs of a moderation in economic activity and inflation, but the economy remains on track to post a solid performance this year. The outlook is somewhat clouded by the upcoming election. It could have large impacts on the course of the economy if, for example, the next administration pursues aggressive trade policies.
The economies of the Pacific Alliance are also in the early stages of a monetary accommodation, with all central banks having cut interest rates this year. This will support the interest rate sensitive segments of the economy, as will the higher commodity prices that come with a strengthening global economy. The economies of Chile, Peru and Colombia have posted much stronger than anticipated growth so far this year for a variety of reasons. Political risks have generally faded in the region, with the exception of Mexico where the Presidential transition in September and October poses some risks to the outlook there.

16	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of foreign currency translation
The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the “Constant dollar” table in Non-GAAP Measures on page 10.
T7 Impact of foreign currency translation

	Average exchange rate			% Change
For the three months ended	July 31 2024	April 30 2024	July 31 2023	July 31, 2024 vs. April 30, 2024	July 31, 2024 vs. July 31, 2023
U.S. dollar/Canadian dollar	0.730	0.737	0.750	(0.9)%	(2.7)%
Mexican Peso/Canadian dollar	12.915	12.443	12.959	3.8%	(0.3)%
Peruvian Sol/Canadian dollar	2.745	2.762	2.733	(0.6)%	0.4%
Colombian Peso/Canadian dollar	2,910.022	2,871.913	3,190.607	1.3%	(8.8)%
Chilean Peso/Canadian dollar	676.938	710.545	602.809	(4.7)%	12.3%

			Average exchange rate		% Change
For the nine months ended			July 31 2024	July 31 2023	July 31, 2024 vs. July 31, 2023
U.S. dollar/Canadian dollar			0.736	0.743	(0.9)%
Mexican Peso/Canadian dollar			12.699	13.617	(6.7)%
Peruvian Sol/Canadian dollar			2.760	2.795	(1.3)%
Colombian Peso/Canadian dollar			2,905.119	3,408.549	(14.8)%
Chilean Peso/Canadian dollar			682.161	614.621	11.0%

			For the three months ended		For the nine months ended
Impact on net income (1) ($ millions except EPS)			July 31, 2024 vs. July 31, 2023	July 31, 2024 vs. April 30, 2024	July 31, 2024 vs. July 31, 2023
Net interest income			$(25)	$6	$46
Non-interest income (2)			41	45	286
Total revenue			16	51	332
Non-interest expenses			(6)	(1)	(125)
Other items (net of tax) (2)			(2)	(13)	(83)
Net income			$8	$37	$124
Earnings per share (diluted)			$0.01	$0.03	$0.10
Impact by business line ($ millions)
Canadian Banking			$2	$1	$1
International Banking (2)			18	29	122
Global Wealth Management			2	(1)	5
Global Banking and Markets			6	2	5
Other (2)			(20)	6	(9)
Net income			$8	$37	$124
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Scotiabank Third Quarter Report 2024	17

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance
Net income
Q3 2024 vs Q3 2023
Net income was $1,912 million compared to $2,192 million, a decrease of 13%. The decrease was due mainly to higher provision for credit losses and non-interest
expenses, partly offset by higher net interest income and lower provision for income taxes. Adjusted net income was $2,191 million compared to $2,207 million, a decrease of 1%. The decrease was due mainly to higher provision for credit losses and non-interest
expenses, mostly offset by higher revenues.
Q3 2024 vs Q2 2024
Net income was $1,912 million compared to $2,092 million, a decrease of 9%. The decrease was due mainly to higher provision for credit losses and non-interest
expenses, and lower
non-interest
income, partly offset by higher net interest income and lower provision for income taxes. Adjusted net income was $2,191 million compared to $2,105 million, an increase of 4%, due mainly to higher net interest income and lower provision for income taxes, partly offset by higher provision for credit losses.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Net income was $6,203 million compared to $6,096 million, an increase of 2%. The increase was due mainly to higher revenues and lower provision for income taxes, partly offset by higher provision for credit losses and non-interest
expenses. Adjusted net income was $6,508 million compared to $6,720 million, a decrease of 3%, due mainly to higher provision for credit losses, non-interest
expenses and provision for income taxes, partly offset by higher revenues.
Total revenue
Q3 2024 vs Q3 2023
Revenues were $8,364 million compared to $8,067 million, an increase of 4%. Adjusted revenues were $8,507 million compared to $8,067 million, an increase of 5%.
Net interest income was $4,862 million, an increase of $289 million or 6%, due primarily to asset growth inclusive of the conversion of bankers’ acceptances to loans resulting from the cessation of CDOR in June 2024, as well as a higher net interest margin. The net interest margin was 2.14%, an increase of four basis points, driven primarily by higher margins in Canadian Banking and International Banking, partly offset by a lower contribution from asset/liability management activities, as well as increased levels of high quality, lower yielding liquid assets.
Non-interest
income was $3,502 million, an increase of $8 million including the $143 million loss on the announced sale of CrediScotia Financiera. Adjusted non-interest
income was $3,645 million, up $151 million or 4%, due primarily to higher wealth management revenues, underwriting and advisory fees, and the positive impact of foreign currency translation. This was partly offset by lower bankers’ acceptance fees related to the conversion of bankers’ acceptances to loans due to the cessation of CDOR.
Q3 2024 vs Q2 2024
Revenues were $8,364 million compared to $8,347 million. Adjusted revenues were $8,507 million compared to $8,347 million, an increase of 2%.
Net interest income increased $168 million or 4%, driven primarily by asset growth inclusive of the conversion of bankers’ acceptances to loans due to the cessation of CDOR in June 2024, and the impact of two additional days in the quarter, partly offset by a lower interest margin. The net interest margin decreased three basis points driven mainly by lower margins in International Banking and Canadian Banking, as well as higher levels of high quality, lower yielding liquid assets.
Non-interest
income was down $151 million or 4%, including the $143 million loss on the announced sale of CrediScotia Financiera. Adjusted non-interest
income was down $8 million. Lower bankers’ acceptance fees related to the conversion of bankers’ acceptances to loans due to the cessation of CDOR, lower investment gains, and lower trading revenues were largely offset by higher wealth management revenues, other fees and commissions, and the positive impact of foreign currency translation.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Revenues were $25,144 million compared to $23,942 million, an increase of 5%. Adjusted revenues were $25,287 million compared to $23,942 million, an increase of 6%.
Net interest income was $14,329 million, an increase of $733 million or 5%, due primarily to a higher net interest margin and asset growth inclusive of the conversion of bankers’ acceptances to loans due to the cessation of CDOR in June 2024. The net interest margin was 2.17%, an increase of six basis points, driven primarily by higher margins in Canadian Banking and International Banking. This was partly offset by a lower contribution from asset/liability management activities, as well as increased levels of high quality, lower yielding liquid assets.
Non-interest
income was $10,815 million, up $469 million or 5% including the $143 million loss on the announced sale of CrediScotia Financiera. Adjusted non-interest
income was $10,958 million, up $612 million or 6%, of which 3% relates to the positive impact of foreign currency translation. The remaining 3% increase was due primarily to higher wealth management revenues, underwriting and advisory fees, and other fees and commissions. Partly offsetting were lower trading revenues, lower investment gains, and lower bankers’ acceptance fees related to the conversion of bankers’ acceptances to loans due to the cessation of CDOR.
Provision for credit losses
Q3 2024 vs Q3 2023
The provision for credit losses was $1,052 million, compared to $819 million, an increase of $233 million. The provision for credit losses ratio increased 13 basis points to 55 basis points.
The provision for credit losses on performing loans was $82 million, compared to $81 million. The provision this quarter was driven by the impact of higher interest rates, including the related migration in retail portfolios in Canadian Banking, as well as higher corporate and commercial provisions due to the continued unfavourable macroeconomic outlook and credit quality migration. This was partly offset by retail credit migration to impaired in International Banking, mainly in Chile and Peru.
The provision for credit losses on impaired loans was $970 million, compared to $738 million, an increase of $232 million or 31% due primarily to higher formations in International Banking retail portfolios, mostly in Colombia, Chile and Peru. There were also higher provisions in the Canadian retail portfolios, primarily auto loans and credit cards. The provision for credit losses ratio on impaired loans was 51 basis points, an increase of 13 basis points.

18	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2024 vs Q2 2024
The provision for credit losses was $1,052 million, compared to $1,007 million. The provision for credit losses ratio was 55 basis points, an increase of one basis point.
The provision for credit losses on performing loans was $82 million, compared to $32 million. The increase in provision was driven by the continued unfavourable macroeconomic outlook and uncertainty around the impact of higher interest rates across corporate and commercial portfolios, as well as credit migration and growth in the Canadian Banking retail portfolios. This was partly offset by retail credit migration to impaired in International Banking, mainly in Chile and Peru.
The provision for credit losses on impaired loans was $970 million, compared to $975 million, a decrease of $5 million or 1%, due primarily to lower retail provisions in Canadian Banking across most products, partly offset by higher retail provisions across most markets in International Banking. The provision for credit losses ratio on impaired loans was 51 basis points, a decrease of one basis point.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
The provision for credit losses was $3,021 million, compared to $2,166 million, an increase of $855 million. The provision for credit losses ratio increased 16 basis points to 53 basis points.
Provision for credit losses on performing loans was $134 million, compared to $245 million. The year-to-date provision reflects the impact of a continued unfavourable macroeconomic outlook, growth in Canadian and International retail portfolios, as well as the impact of migration in the Canadian Banking retail portfolios, and higher corporate and commercial provisions. This was partly offset by retail credit migration to impaired in International Banking.
Provision for credit losses on impaired loans was $2,887 million compared to $1,921 million, an increase of $966 million, due primarily to higher formations in the International Banking retail portfolios, across most markets, as well as higher provisions in Canadian Banking. The provision for credit losses ratio on impaired loans increased 18 basis points to 51 basis points.
Non-interest expenses
Q3 2024 vs Q3 2023
Non-interest
expenses were $4,949 million, up $390 million or 9%, including a legal provision of $176 million. Adjusted non-interest
expenses were $4,763 million, up $224 million or 5%, driven primarily by higher personnel costs from inflationary adjustments, and amortization and other technology-related costs supporting business growth.
The productivity ratio was 59.2% compared to 56.5%. The adjusted productivity ratio was 56.0% compared to 56.3%.
Q3 2024 vs Q2 2024
Non-interest
expenses were $4,949 million, up $238 million or 5%, including a legal provision of $176 million. Adjusted non-interest
expenses were $4,763 million, up $70 million or 1%, driven primarily by amortization and other technology-related costs and professional fees as well as the impact of two additional days in the quarter.
The productivity ratio was 59.2% compared to 56.4%. The adjusted productivity ratio was 56.0% compared to 56.2%.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Non-interest
expenses were $14,399 million, up $805 million or 6%, including a legal provision of $176 million. Adjusted non-interest
expenses were $14,177 million, up $645 million or 5%, driven by higher personnel costs from inflationary adjustments, technology-related costs to support business growth and the negative impact of foreign currency translation. This was partly offset by benefits of efficiency initiatives.
The productivity ratio was 57.3% compared to 56.8%. The adjusted productivity ratio was 56.1% compared to 56.5%. Operating leverage was negative 0.9% on a reported basis and positive 0.9% on an adjusted basis.
Taxes
Q3 2024 vs Q3 2023
The effective tax rate was 19.1% compared to 18.5% due primarily to lower tax-exempt
income and higher
non-deductible
expenses, partly offset by higher income in lower tax rate jurisdictions and higher inflationary adjustments in Mexico and Chile. On an adjusted basis, the effective rate was 18.6%, in line with the prior year of 18.5%.
Q3 2024 vs Q2 2024
The effective tax rate was 19.1% compared to 20.4% due primarily to higher income in lower tax rate jurisdictions and higher inflationary adjustments in Mexico and Chile, partly offset by higher non-deductible
expenses. On an adjusted basis, the effective tax rate was 18.6% compared to 20.5% due primarily to higher income in lower tax rate jurisdictions and higher inflationary adjustments in Mexico and Chile.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
The effective tax rate was 19.7% compared to 25.5% due primarily to the Canada Recovery Dividend in the prior year, partly offset by lower tax-exempt
income. On an adjusted basis, the effective rate was 19.5% compared to 18.5% due primarily to lower tax-exempt
income, partly offset by higher income in lower tax rate jurisdictions.

Scotiabank Third Quarter Report 2024	19

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review
Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•
The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up
is recorded in the Other segment.

•
For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

The TEB
gross-up
to net interest income,
non-interest
income, total revenue, and provision for income taxes is presented below. Effective January 1, 2024, in line with the proposals of the now enacted Bill C-59, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market
property, which resulted in a lower TEB
gross-up:

T8 TEB Gross-up
	For the three months ended			For the nine months ended
($ millions)	July 31 2024	April 30 2024	July 31 2023	July 31 2024	July 31 2023
Net interest income	$1	$–	$9	$3	$29
Non-interest income	5	4	110	50	329
Total revenue and provision for taxes	$6	$4	$119	$53	$358

Canadian Banking
T9 Canadian Banking financial performance
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Reported Results
Net interest income	$2,752	$2,634	$2,469	$8,039	$7,198
Non-interest income (2)	728	702	735	2,164	2,297
Total revenue	3,480	3,336	3,204	10,203	9,495
Provision for credit losses	435	428	307	1,241	743
Non-interest expenses	1,526	1,518	1,448	4,542	4,353
Income tax expense	409	382	399	1,207	1,208
Net income	$1,110	$1,008	$1,050	$3,213	$3,191
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,110	$1,008	$1,050	$3,213	$3,191
Other financial data and measures
Return on equity (3)	21.5%	20.0%	22.3%	21.1%	22.6%
Net interest margin (3)	2.52%	2.56%	2.36%	2.55%	2.30%
Provision for credit losses – performing (Stage 1 and 2)	$97	$29	$49	$138	$75
Provision for credit losses – impaired (Stage 3)	$338	$399	$258	$1,103	$668
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (4)	0.39%	0.40%	0.27%	0.38%	0.22%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (4)	0.30%	0.37%	0.23%	0.33%	0.20%
Net write-offs as a percentage of average net loans and acceptances (annualized) (4)	0.29%	0.33%	0.20%	0.30%	0.18%
Average assets ($ billions)	$451	$445	$450	$447	$450
Average liabilities ($ billions)	$389	$389	$376	$390	$367
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended July 31, 2024 – nil (April 30, 2024 – $(7); July 31, 2023 – $8) and for nine months ended July 31, 2024 – $(7) (July 31, 2023 – $48).

(3)	Refer to Non-GAAP Measures starting on page 5.
(4)	Refer to Glossary on page 57 for the description of the measure.

20	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

T9A Adjusted Canadian Banking financial performance
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Adjusted Results (2)
Net interest income	$2,752	$2,634	$2,469	$8,039	$7,198
Non-interest income	728	702	735	2,164	2,297
Total revenue	3,480	3,336	3,204	10,203	9,495
Provision for credit losses	435	428	307	1,241	743
Non-interest expenses (3)	1,525	1,517	1,447	4,539	4,349
Income tax expense	409	383	399	1,208	1,209
Net income	$1,111	$1,008	$1,051	$3,215	$3,194
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,111	$1,008	$1,051	$3,215	$3,194
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(3)
Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended July 31, 2024 – $1 (April 30, 2024 – $1; July 31, 2023 – $1) and for nine months ended July 31, 2024 – $3 (July 31, 2023 – $4).

Net income
Q3 2024 vs Q3 2023
Net income attributable to equity holders was $1,110 million, compared to $1,050 million, an increase of $60 million or 6%. The increase was due primarily to higher revenues, partly offset by higher provision for credit losses and non-interest
expenses.
Q3 2024 vs Q2 2024
Net income attributable to equity holders increased $102 million or 10%. The increase was due primarily to higher revenues, partly offset by higher non-interest
expenses and provision for credit losses.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Net income attributable to equity holders was $3,213 million compared to $3,191 million, up 1%. Adjusted net income was $3,215 million, an increase of $21 million or 1%. The increase was due primarily to higher revenues, partly offset by higher provision for credit losses and non-interest
expenses.
Average assets
Q3 2024 vs Q3 2023
Average assets were $451 billion, an increase of $1 billion. The growth included $6 billion or 7% in business loans and acceptances, $1 billion or 16% in credit cards, and $1 billion or 1% in personal loans. This was partly offset by a decline of $6 billion or 2% in residential mortgages.
Q3 2024 vs Q2 2024
Average assets were up $6 billion or 1%. The growth included $3 billion or 1% in residential mortgages, and $2 billion or 2% in business loans and acceptances.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Average assets were $447 billion, a decrease of $3 billion or 1%. The decrease was due primarily to a decline in residential mortgages of $11 billion or 4%, partly offset by growth of $7 billion or 8% in business loans and acceptances, $1 billion or 17% in credit cards, and $1 billion or 1% in personal loans.
Average liabilities
Q3 2024 vs Q3 2023
Average liabilities were $389 billion, an increase of $13 billion or 3%. The growth included $11 billion or 5% in personal deposits, primarily in term products, and $16 billion or 13% in non-personal
deposits, primarily in demand accounts. This was partly offset by a decrease of $16 billion in bankers’ acceptances liabilities.
Q3 2024 vs Q2 2024
Average liabilities were in line with prior quarter. The growth of $2 billion or 1% in personal deposits, primarily in term products, and $7 billion or 6% in non-personal
deposits, primarily in demand accounts, was offset by a decrease of $9 billion in bankers’ acceptances liabilities.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Average liabilities were $390 billion, an increase of $23 billion or 6%. The growth included $14 billion or 6% in personal deposits, primarily in term products, and $14 billion or 12% in non-personal
deposits, in both term and demand accounts. This was partly offset by a decrease of $6 billion in bankers’ acceptances liabilities.

Scotiabank Third Quarter Report 2024	21

MANAGEMENT’S DISCUSSION & ANALYSIS

Total revenue
Q3 2024 vs Q3 2023
Revenues were $3,480 million, an increase of $276 million or 9%.
Net interest income of $2,752 million increased $283 million or 11% due primarily to deposit growth, margin expansion, and the benefit from the conversion of bankers’ acceptances to loans due to the cessation of CDOR in June 2024. The net interest margin increased 16 basis points to 2.52% driven by higher loan margins and favourable changes in business mix.
Non-interest
income of $728 million declined $7 million or 1% due primarily to lower banking fees, including the impact of conversion of bankers’ acceptances to loans due to the cessation of CDOR in June 2024, lower income from associated corporations driven primarily by the sale of the Bank’s equity interest in Canadian Tire Financial Services last year, partly offset by higher insurance revenue.
Q3 2024 vs Q2 2024
Revenues increased of $144 million or 4%.
Net interest income increased $118 million or 4% due primarily to the impact of two more days in the quarter, loan and deposit growth, and the benefit from the conversion of bankers’ acceptances to loans due to the cessation of CDOR in June 2024, partly offset by margin compression. The net interest margin decreased four basis points to 2.52% driven by changes in business mix and lower deposit margins.
Non-interest
income increased $26 million or 4% due primarily to higher private equity gains, insurance revenue, and income from associated corporations. This was partly offset by lower banking fees, including the impact of conversion of bankers’ acceptances to loans due to the cessation of CDOR in June 2024.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Revenues were $10,203 million, an increase of $708 million or 7%.
Net interest income of $8,039 million increased $841 million or 12% due primarily to deposit growth, margin expansion, and the benefit from the conversion of bankers’ acceptances to loans due to the cessation of CDOR in June 2024. The net interest margin increased 25 basis points to 2.55% driven by higher loan margins and favourable changes in business mix.
Non-interest
income of $2,164 million declined $133 million or 6% due primarily to elevated private equity gains in the prior year, lower income from associated corporations driven primarily by the sale of the Bank’s equity interest in Canadian Tire Financial Services last year, and lower banking fees, including the impact of conversion of bankers’ acceptances to loans due to the cessation of CDOR in June 2024, partly offset by higher insurance revenue.
Provision for credit losses
Q3 2024 vs Q3 2023
The provision for credit losses was $435 million, compared to $307 million, an increase of $128 million. The provision for credit losses ratio increased 12 basis points to 39 basis points.
The provision for credit losses on performing loans was $97 million, compared to $49 million. The provision this period was driven by the impact of higher interest rates, including the related migration in retail portfolios, and the continued unfavourable macroeconomic outlook. The provision was also impacted by retail portfolio growth.
Provision for credit losses on impaired loans was $338 million, compared to $258 million, an increase of $80 million, due primarily to higher retail formations, mostly in auto loans and credit cards, and higher provisions in the commercial portfolio. The provision for credit losses ratio on impaired loans was 30 basis points, an increase of seven basis points.
Q3 2024 vs Q2 2024
The provision for credit losses was $435 million, compared to $428 million, an increase of $7 million. The provision for credit losses ratio decreased one basis point to 39 basis points.
The provision for credit losses on performing loans was $97 million, compared to $29 million. The provision this period was driven by the impact of higher interest rates, including the related migration in retail portfolios, and the continued unfavourable macroeconomic outlook. The provision was also impacted by retail portfolio growth.
Provision for credit losses on impaired loans was $338 million, compared to $399 million, a decrease of $61 million, driven primarily by lower retail provisions across products. The provision for credit losses ratio on impaired loans was 30 basis points, a decrease of seven basis points.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
The provision for credit losses was $1,241 million, an increase of $498 million. The provision for credit losses ratio was 38 basis points, an increase of 16 basis points.
Provision for credit losses on performing loans was $138 million, compared to $75 million, an increase of $63 million. The provision this period was driven by the impact of higher interest rates, including the related credit migration in retail portfolios, and the continued unfavourable macroeconomic outlook. The provision was also impacted by retail and commercial portfolio growth.
Provision for credit losses on impaired loans was $1,103 million compared to $668 million, an increase of $435 million, due primarily to higher retail and commercial formations. The provision for credit losses ratio on impaired loans was 33 basis points, an increase of 13 basis points.
Non-interest expenses
Q3 2024 vs Q3 2023
Non-interest
expenses were $1,526 million, an increase of $78 million or 5%, due primarily to higher technology, professional, and personnel costs to support business growth.

22	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2024 vs Q2 2024
Non-interest
expenses increased by $8 million or 1%, due primarily to the impact of two more days in the quarter, higher professional fees, and technology costs, partly offset by lower advertising and business development costs.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Non-interest
expenses were $4,542 million, an increase of $189 million or 4%, due primarily to higher technology, personnel costs from inflationary adjustments, and professional fees to support business growth.
Taxes
The effective tax rate was 26.9% compared to 27.5% in the prior year and the prior quarter. The decrease was due to favourable adjustments related to the prior period.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
The effective tax rate was 27.3% compared to 27.5% in the prior year.

International Banking
T10 International Banking financial performance
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Reported Results
Net interest income	$2,231	$2,261	$2,110	$6,738	$6,001
Non-interest income (2)	776	731	725	2,364	2,260
Total revenue	3,007	2,992	2,835	9,102	8,261
Provision for credit losses	589	566	516	1,729	1,356
Non-interest expenses	1,537	1,537	1,488	4,645	4,399
Income tax expense	177	194	192	561	531
Net income	$704	$695	$639	$2,167	$1,975
Net income attributable to non-controlling interests in subsidiaries	$35	$24	$18	$81	$74
Net income attributable to equity holders of the Bank	$669	$671	$621	$2,086	$1,901
Other financial data and measures
Return on equity (3)	14.0%	14.4%	13.3%	14.6%	13.2%
Net interest margin (3)	4.42%	4.47%	4.09%	4.42%	4.06%
Provision for credit losses – performing (Stage 1 and 2)	$(28)	$(1)	$27	$(32)	$96
Provision for credit losses – impaired (Stage 3)	$617	$567	$489	$1,761	$1,260
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (4)	1.39%	1.38%	1.18%	1.37%	1.05%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (4)	1.46%	1.38%	1.11%	1.40%	0.98%
Net write-offs as a percentage of average net loans and acceptances (annualized) (4)	1.27%	1.30%	0.98%	1.24%	0.90%
Average assets ($ billions)	$234	$235	$241	$235	$236
Average liabilities ($ billions)	$180	$183	$184	$182	$178
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended July 31, 2024 – $66 (April 30, 2024 – $57; July 31, 2023 – $62) and for the nine months ended July 31, 2024 – $183 (July 31, 2023 – $194).

(3)	Refer to Non-GAAP Measures starting on page 5.
(4)	Refer to Glossary on page 57 for the description of the measure.

Scotiabank Third Quarter Report 2024	23

MANAGEMENT’S DISCUSSION & ANALYSIS

T10A Adjusted International Banking financial performance
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Adjusted Results (2)
Net interest income	$2,231	$2,261	$2,110	$6,738	$6,001
Non-interest income	776	731	725	2,364	2,260
Total revenue	3,007	2,992	2,835	9,102	8,261
Provision for credit losses	589	566	516	1,729	1,356
Non-interest expenses (3)	1,530	1,529	1,478	4,622	4,368
Income tax expense	179	196	195	567	540
Net income	$709	$701	$646	$2,184	$1,997
Net income attributable to non-controlling interests in subsidiaries	$35	$24	$18	$81	$74
Net income attributable to equity holders of the Bank	$674	$677	$628	$2,103	$1,923
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(3)
Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended July 31, 2024 – $7 (April 30, 2024 – $8; July 31, 2023 – $10) and for the nine months ended July 31, 2024 – $23 (July 31, 2023 – $31).

Net income
Q3 2024 vs Q3 2023
Net income attributable to equity holders increased $48 million to $669 million. Adjusted net income attributable to equity holders increased $46 million to $674 million. The increase was driven by higher net interest income and non-interest
income, lower provision for income taxes and the positive impact of foreign currency translation, partly offset by higher provision for credit losses and non-interest
expenses.
Q3 2024 vs Q2 2024
Net income attributable to equity holders decreased $2 million. Adjusted net income attributable to equity holders decreased $3 million. Lower net interest income and higher provision for credit losses were mostly offset by higher non-interest income, the positive impact of foreign currency translation and lower provision for income taxes.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Net income attributable to equity holders was $2,086 million, an increase of 10% from $1,901 million. Adjusted net income attributable to equity holders was $2,103 million, an increase of $180 million or 9%. The increase was driven by higher net interest income and non-interest
income and the positive impact of foreign currency translation, partly offset by higher provision for credit losses, non-interest
expenses and provision for income taxes.
Financial Performance on a Constant Dollar Basis
The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP
financial measure (refer to
Non-GAAP
Measures starting on page 5). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.

T11 International Banking financial performance on reported and constant dollar basis
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Constant dollars – Reported (2)
Net interest income	$2,231	$2,269	$2,081	$6,738	$6,053
Non-interest income (3)	776	730	752	2,364	2,450
Total revenue	3,007	2,999	2,833	9,102	8,503
Provision for credit losses	589	572	509	1,729	1,375
Non-interest expenses	1,537	1,532	1,483	4,645	4,492
Income tax expense	177	194	196	561	556
Net income	$704	$701	$645	$2,167	$2,080
Net income attributable to non-controlling interests in subsidiaries	$35	$25	$17	$81	$70
Net income attributable to equity holders of the Bank	$669	$676	$628	$2,086	$2,010
Other financial data and measures
Average assets ($ billions)	$234	$237	$238	$235	$236
Average liabilities ($ billions)	$180	$184	$181	$182	$178
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures starting on page 5.
(3)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended July 31, 2024 – $66 (April 30, 2024 – $57; July 31, 2023 – $62) and for the nine months ended July 31, 2024 – $183 (July 31, 2023 – $192).

24	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

T11A International Banking financial performance on adjusted and constant dollar basis
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Constant dollars – Adjusted (2)
Net interest income	$2,231	$2,269	$2,081	$6,738	$6,053
Non-interest income	776	730	752	2,364	2,450
Total revenue	3,007	2,999	2,833	9,102	8,503
Provision for credit losses	589	572	509	1,729	1,375
Non-interest expenses	1,530	1,524	1,473	4,622	4,463
Income tax expense	179	196	199	567	564
Net income	$709	$707	$652	$2,184	$2,101
Net income attributable to non-controlling interests in subsidiaries	$35	$25	$17	$81	$70
Net income attributable to equity holders of the Bank	$674	$682	$635	$2,103	$2,031
Other financial data and measures
Average assets ($ billions)	$234	$237	$238	$235	$236
Average liabilities ($ billions)	$180	$184	$181	$182	$178
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures starting on page 5.
Net income
Q3 2024 vs Q3 2023
Net income attributable to equity holders was $669 million, up $41 million or 7% and adjusted net income attributable to equity holders was $674 million, up $39 million or 6%. The increase was driven by higher net interest income and non-interest
income, and lower provision for income taxes, partly offset by higher provision for credit losses and non-interest
expenses.
Q3 2024 vs Q2 2024
Net income attributable to equity holders decreased $7 million or 1%. Adjusted net income attributable to equity holders decreased $8 million or 1%. The decrease was due primarily to lower net interest income, higher provision for credit losses and non-interest
expenses, partly offset by higher
non-interest
income and lower provision for income taxes.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Net income attributable to equity holders was $2,086 million, an increase of 4% from $2,010 million. Adjusted net income attributable to equity holders was $2,103 million, an increase of $72 million or 4%. The increase was driven by higher net interest income, partly offset by lower non-interest income and higher provision for credit losses and non-interest
expenses.
Average assets
Q3 2024 vs Q3 2023
Average assets were $234 billion down $4 billion or 2%. Total loans decreased 2%, primarily in Chile and Peru. The decrease included a 7% reduction in business loans, partly offset by an increase of 5% in residential mortgages.
Q3 2024 vs Q2 2024
Average assets were $234 billion, a decrease of $3 billion or 1%. Loans decreased 1%, primarily in Chile. The decrease included a 2% reduction in business loans, partly offset by an increase of 1% in residential mortgages.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Average assets were $235 billion, down $1 billion. Loans decreased 2%, primarily in Chile, and Peru. The decrease included a 7% reduction in business loans, in line with the Bank’s portfolio optimization strategy, partly offset by an increase of 6% in residential mortgages.
Average liabilities
Q3 2024 vs Q3 2023
Average liabilities were $180 billion, down $1 billion. Decrease in other liabilities of $5 billion was offset by an increase in total deposits of $4 billion or 4%, primarily in Mexico, Chile, and Colombia. The growth included 5% in non-personal
deposits and 1% in personal deposits.
Q3 2024 vs Q2 2024
Average liabilities were $180 billion, a decrease of $4 billion or 2%. Total deposits decreased by $2 billion or 1%, primarily in Brazil. The decrease included 2% in non-personal
deposits, partly offset by an increase of 1% in personal deposits.

Scotiabank Third Quarter Report 2024	25

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Average liabilities were $182 billion, an increase of $4 billion. Total deposits increased by 5%, driven mainly in Mexico and Chile.
Non-personal
deposits increased by 7% and personal deposits increased by 2%.
Total revenue
Q3 2024 vs Q3 2023
Revenues were $3,007 million compared to $2,833 million, an increase of $174 million or 6%.
Net interest income was $2,231 million, an increase of $150 million or 7%, driven by Chile, Mexico, and Peru. Net interest margin increased by 33 basis points to 4.42%, driven by higher loan and deposit margins and changes in business mix.
Non-interest
income was $776 million, an increase of $24 million, driven by higher banking fees in Mexico, partly offset by lower trading revenues.
Q3 2024 vs Q2 2024
Revenues increased $8 million.
Net interest income decreased by $38 million or 2%, driven by margin compression. Net interest margin decreased by five basis points to 4.42%, driven mainly by lower spreads, partly offset by business mix.
Non-interest
income increased by $46 million or 6%, driven mainly by higher trading revenues in Chile and Peru, and higher banking fees in Mexico.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Revenues were $9,102 million, an increase of $599 million or 7%.
Net interest income was $6,738 million, an increase of $685 million or 11%, driven by margin expansion. Net interest margin increased by 36 basis points to 4.42%, driven by higher loan and deposit margins, and changes in business mix.
Non-interest
income was $2,364 million and decreased $86 million or 3%, driven mainly by lower trading revenues in Chile, partly offset by higher banking fees in Mexico.
Provision for credit losses
Q3 2024 vs Q3 2023
The provision for credit losses was $589 million compared to $509 million, an increase of $80 million. The provision for credit losses ratio increased 21 basis points to 139 basis points.
Provision for credit losses on performing loans was a net reversal of $28 million, compared to a provision of $25 million. The provision reversal this period was driven primarily by retail credit migration to impaired, mainly in Chile and Peru. This was partly offset by higher corporate and commercial provisions due to the continued unfavourable macroeconomic outlook and credit quality migration, as well as retail portfolio growth primarily in Mexico.
Provision for credit losses on impaired loans was $617 million, compared to $484 million, an increase of $133 million, due primarily to higher retail formations mostly in Colombia, Chile and Peru. The provision for credit losses ratio on impaired loans was 146 basis points, an increase of 35 basis points.
Q3 2024 vs Q2 2024
The provision for credit losses was $589 million, compared to $572 million, an increase of $17 million. The provision for credit losses ratio was 139 basis points, an increase of one basis point.
Provision for credit losses on performing loans was a net reversal of $28 million, compared to a provision of $1 million. The provision reversal this period was driven primarily by retail credit migration to impaired, mainly in Chile and Peru. This was partly offset by higher corporate and commercial provisions due to the continued unfavourable macroeconomic outlook and credit quality migration, as well as retail portfolio growth primarily in Mexico.
Provision for credit losses on impaired loans was $617 million, compared to $571 million, an increase of $46 million due primarily to higher retail provisions across most markets. The provision for credit losses ratio on impaired loans increased eight basis points to 146 basis points.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
The provision for credit losses was $1,729 million, an increase of $354 million. The provision for credit losses ratio was 137 basis points, an increase of 32 basis points.
Provision for credit losses on performing loans was a net reversal of $32 million, compared to a provision of $89 million. The provision reversal this period was driven primarily by retail migration to impaired across most markets. This was partly offset by retail portfolio growth, and the impact of a continued unfavourable macroeconomic outlook and credit migration impacting the corporate and commercial portfolios.
Provision for credit losses on impaired loans was $1,761 million, compared to $1,286 million, an increase of $475 million. This was due primarily to an increase in retail provisions driven by higher formations across most markets. The provision for credit losses ratio on impaired loans was 140 basis points, an increase of 42 basis points.
Non-interest expenses
Q3 2024 vs Q3 2023
Non-interest
expenses were $1,537 million, an increase of $54 million or 4%. Adjusted non-interest
expenses were $1,530 million, an increase of 4%, driven mainly by higher salaries and employee benefits and technology costs. The business continues to see the benefits of restructuring, despite an inflationary environment.
Q3 2024 vs Q2 2024
Non-interest
expenses were $1,537 million, an increase of $5 million. Adjusted non-interest
expenses increased $
6
 million from $1,524 million, driven by higher technology costs.

26	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Non-interest
expenses were $4,645 million, an increase of $153 million or 3%. On an adjusted basis, non-interest
expenses were $4,622 million, an increase of $159 million or 4%, driven mainly by higher salaries and employee benefits and technology costs. The business continues to see the benefits of restructuring, despite an inflationary environment.
Taxes
Q3 2024 vs Q3 2023
The effective tax rate was 20.1%, compared to 23.0%. On an adjusted basis, the effective tax rate was 20.1% compared to 23.1%, due primarily to higher inflationary adjustments in Mexico and Chile this period.
Q3 2024 vs Q2 2024
The effective tax rate was 20.1%, compared to 21.8%. On an adjusted basis, the effective tax rate was 20.1% compared to 21.8%, due primarily to higher inflationary adjustments in Mexico and Chile this period.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
The effective tax rate was 20.5% compared to 21.2%. On an adjusted basis, the effective tax rate was 20.6% compared to 21.3%, due primarily to changes in earnings mix.

Scotiabank Third Quarter Report 2024	27

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Wealth Management

T12 Global Wealth Management financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2024	April 30 2024	July 31 2023	July 31 2024	July 31 2023
Reported Results
Net interest income	$245	$225	$207	$691	$629
Non-interest income	1,228	1,189	1,129	3,561	3,330
Total revenue	1,473	1,414	1,336	4,252	3,959
Provision for credit losses	10	7	2	22	5
Non-interest expenses	915	895	843	2,672	2,463
Income tax expense	137	130	123	394	380
Net income	$411	$382	$368	$1,164	$1,111
Net income attributable to non-controlling interests in subsidiaries	$3	$2	$2	$8	$7
Net income attributable to equity holders of the Bank	$408	$380	$366	$1,156	$1,104
Other financial data and measures
Return on equity (1)	15.9%	15.1%	14.9%	15.1%	15.1%
Assets under administration ($ billions) (2)	$694	$669	$631	$694	$631
Assets under management ($ billions) (2)	$364	$349	$331	$364	$331
Average assets ($ billions)	$36	$35	$34	$35	$34
Average liabilities ($ billions)	$40	$41	$40	$40	$41
(1)	Refer to Non-GAAP Measures starting on page 5.
(2)	Refer to Glossary on page 57 for the description of the measure.

T12A Adjusted Global Wealth Management financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2024	April 30 2024	July 31 2023	July 31 2024	July 31 2023
Adjusted Results (1)
Net interest income	$245	$225	$207	$691	$629
Non-interest income	1,228	1,189	1,129	3,561	3,330
Total revenue	1,473	1,414	1,336	4,252	3,959
Provision for credit losses	10	7	2	22	5
Non-interest expenses (2)	906	886	834	2,645	2,436
Income tax expense	139	132	125	401	387
Net income	$418	$389	$375	$1,184	$1,131
Net income attributable to non-controlling interests in subsidiaries	$3	$2	$2	$8	$7
Net income attributable to equity holders of the Bank	$415	$387	$373	$1,176	$1,124
(1)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(2)
Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended July 31, 2024 – $9 (April 30, 2024 – $9; July 31, 2023 – $9) and for the nine months ended July 31, 2024 – $27 (July 31, 2023 – $27).

Net income
Q3 2024 vs Q3 2023
Net income attributable to equity holders was $408 million, an increase of $42 million or 11%. Adjusted net income attributable to equity holders was $415 million, up $42 million or 11%. The increase was due primarily to higher brokerage revenues and net interest income in Canada, and higher mutual funds fees across the Canadian and International wealth businesses. This was partly offset by higher non-interest
expenses, due largely to volume-related expenses.
Q3 2024 vs Q2 2024
Net income attributable to equity holders increased $28 million or 7% due primarily to higher brokerage revenues, mutual fund fees, and net interest income. This was partly offset by higher non-interest
expenses, due largely to volume-related expenses.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Net income attributable to equity holders was $1,156 million, up $52 million or 5%. Adjusted net income attributable to equity holders was $1,176 million, up $52 million or 5%. The increase was due primarily to higher brokerage revenues and net interest income in Canada and higher mutual fund fees in International Wealth, particularly within Mexico. This was partly offset by higher non-interest
expenses due largely to volume-related expenses.
Assets under management (AUM) and assets under administration (AUA)
Q3 2024 vs Q3 2023
Assets under management of $364 billion increased $33 billion or 10% driven by market appreciation, partly offset by net redemptions. Assets under administration of $694 billion increased $63 billion or 10% due primarily to market appreciation and higher net sales.

28	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2024 vs Q2 2024
Assets under management increased $15 billion or 4% due primarily to market appreciation, partly offset by net redemptions. Assets under administration increased $25 billion or 4% due primarily to market appreciation and higher net sales.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Assets under management of $364 billion increased $33 billion or 10% driven by market appreciation, partly offset by net redemptions. Assets under administration of $694 billion increased $63 billion or 10% due primarily to market appreciation and higher net sales.
Total revenue
Q3 2024 vs Q3 2023
Revenues were $1,473 million, an increase of $137 million or 10%. The increase was due primarily to higher brokerage revenues and net interest income in Canada, as well as higher mutual funds fees across the Canadian and International wealth businesses driven primarily by assets under management growth.
Q3 2024 vs Q2 2024
Revenues increased $59 million or 4%, due primarily to higher brokerage revenues, mutual fund fees, and net interest income driven by loan growth.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Revenues were $4,252 million, an increase of $293 million or 7%. The increase was due primarily to higher brokerage, mutual fund and investment management fees, and trust revenues, driven by assets under management and assets under administration growth, as well as higher net interest income driven by loan growth.
Provision for credit losses
Q3 2024 vs Q3 2023
The provision for credit losses was $10 million, an increase of $8 million, due mainly to an increase in impaired provisions. The provision for credit losses ratio increased 13 basis points to 16 basis points.
Q3 2024 vs Q2 2024
The provision for credit losses was $10 million, an increase of $3 million, due mainly to an increase in impaired provisions. The provision for credit losses ratio increased five basis points to 16 basis points.
Year-to-date Q3 2024 vs Year-to-date Q3 2023
The provision for credit losses was $22 million, compared to $5 million, mainly related to two impaired loan accounts. The provision for credit losses ratio was 12 basis points.
Non-interest expenses
Q3 2024 vs Q3 2023
Non-interest
expenses of $915 million increased by $72 million or 9%, due primarily to increased volume-related expenses, salesforce expansion, and higher technology costs to support business growth.
Q3 2024 vs Q2 2024
Non-interest
expenses of $915 million increased $20 million or 2%, due largely to increased volume-related expenses.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Non-interest
expenses of $2,672 million increased by $209 million or 8%, due primarily to increased volume-related expenses, salesforce expansion, and higher technology, advertising, and business development costs to support business growth.
Taxes
The effective tax rate was 25.1% compared to 25.0% in the prior year and 25.4% in the prior quarter.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
The effective tax rate was 25.3% compared to 25.5% in the prior year.

Scotiabank Third Quarter Report 2024	29

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets
T13 Global Banking and Markets financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Reported Results
Net interest income	$392	$331	$337	$1,077	$1,175
Non-interest income	961	990	1,006	2,976	3,023
Total revenue	1,353	1,321	1,343	4,053	4,198
Provision for credit losses	18	5	(6)	28	62
Non-interest expenses	795	781	758	2,377	2,283
Income tax expense	122	107	157	363	499
Net income	$418	$428	$434	$1,285	$1,354
Net income attributable to equity holders of the Bank	$418	$428	$434	$1,285	$1,354
Other financial data and measures
Return on equity (2)	10.8%	11.7%	12.9%	11.2%	12.2%
Provision for credit losses – performing (Stage 1 and 2)	$15	$4	$4	$29	$71
Provision for credit losses – impaired (Stage 3)	$3	$1	$(10)	$(1)	$(9)
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (3)	0.06%	0.02%	(0.02)%	0.03%	0.06%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (3)	0.01%	–%	(0.03)%	–%	(0.01)%
Net write-offs as a percentage of average net loans and acceptances (annualized) (3)	–%	–%	(0.01)%	(0.01)%	–%
Average assets ($ billions)	$493	$494	$493	$497	$487
Average liabilities ($ billions)	$476	$470	$450	$474	$450
(1)
Includes the
gross-up
of
tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income for the three months ended July 31, 2024 – $5 (April 30, 2024 – $4; July 31, 2023 – $110) and for the nine months ended July 31, 2024 – $50 (July 31, 2023 – $329).

(2)	Refer to Non-GAAP Measures starting on page 5.
(3)	Refer to Glossary on page 57 for the description of the measure.
Net income
Q3 2024 vs Q3 2023
Net income attributable to equity holders was $418 million, a decrease of $16 million or 4%. This decrease was due to lower non-interest
income, higher
non-interest
expenses and higher provision for credit losses, partly offset by higher net interest income and lower income tax expense.
Q3 2024 vs Q2 2024
Net income attributable to equity holders decreased by $10 million or 2% due to lower non-interest
income, higher
non-interest
expenses, higher provision for credit losses and higher income tax expense, partly offset by higher net interest income.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Net income attributable to equity holders was $1,285 million, a decrease of $69 million or 5% due to lower net interest and non-interest
income and higher
non-interest
expenses, partly offset by lower income tax expense and provision for credit losses.
Average assets
Q3 2024 vs Q3 2023
Average assets of $493 billion remained unchanged year over year. This is due mainly to lower loans and acceptances of $17 billion or 14%, and securities purchased under resale agreements, offset by higher trading securities.
Q3 2024 vs Q2 2024
Average assets of $493 billion decreased $1 billion quarter over quarter due mainly to lower loans and acceptances of $6 billion or 5%, largely offset by higher trading securities.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Average assets of $497 billion increased $10 billion or 2% due mainly to higher trading securities, partly offset by lower loans and acceptances of $15 billion or 11%.
Average liabilities
Q3 2024 vs Q3 2023
Average liabilities of $476 billion increased $26 billion or 6% due mainly to higher securities sold under repurchase agreements, partly offset by lower deposits of $8 billion or 4%.

30	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2024 vs Q2 2024
Average liabilities of $476 billion increased $6 billion or 1% due mainly to higher securities sold under repurchase agreements.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Average liabilities of $474 billion increased $24 billion or 5% due mainly to higher securities sold under repurchase agreements, partly offset by lower deposits of $10 billion or 5%.
Total revenue
Q3 2024 vs Q3 2023
Revenues were $1,353 million, up $10 million or 1%.
Net interest income of $392 million increased $55 million or 16% due mainly to higher corporate lending and deposit margins, higher loan fees, lower trading-related funding costs, and the impact of foreign currency translation.
Non-interest
income of $961 million decreased $45 million or 4% due mainly to lower trading-related revenue resulting from a lower taxable equivalent basis (TEB)
gross-up,
as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market
property. This was partly offset by higher underwriting and advisory fees as well as higher fee and commission revenue.
Q3 2024 vs Q2 2024
Revenues increased by $32 million or 2%.
Net interest income of $392 million increased $61 million or 18% due mainly to higher corporate lending and deposit margins and higher loan fees.
Non-interest
income decreased $29 million or 3% due mainly to lower fixed income trading-related revenue. This was partly offset by higher fee and commission revenue and higher underwriting and advisory fees.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Revenues decreased by $145 million or 3%.
Net interest income of $1,077 million decreased $98 million or 8% due mainly to lower loan and deposit volumes
,
partly offset by higher corporate lending and deposit margins.
Non-interest
income of $2,976 million decreased $47 million or 2% due mainly to the negative impact of a lower TEB gross-up,
as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market
property. This was partly offset by higher fee and commission revenues, as well as higher underwriting and advisory fees.
Provision for credit losses
Q3 2024 vs Q3 2023
The provision for credit losses was $18 million compared to a net reversal of $6 million. The provision for credit losses ratio was six basis points, an increase of eight basis points.
Provision for credit losses on performing loans was $15 million, compared to a provision of $4 million. The provision this period was driven by the continued unfavourable macroeconomic outlook and credit quality migration.
Provision for credit losses on impaired loans was $3 million, compared to a net reversal of $10 million. The prior period reversal included a recovery on one account in the mining sector. The provision for credit losses ratio on impaired loans was one basis point, an increase of four basis points compared to last year.
Q3 2024 vs Q2 2024
The provision for credit losses was $18 million, compared to a provision of $5 million in the prior quarter. The provision for credit losses ratio was six basis points, an increase of four basis points compared to the prior quarter.
Provision for credit losses on performing loans was $15 million compared to a provision of $4 million. The provision this period was driven by the continued unfavourable macroeconomic outlook and credit quality migration.
Provision for credit losses on impaired loans was $3 million, compared to $1 million in the prior quarter. The provision for credit losses ratio on impaired loans was one basis point, an increase of one basis point.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
The provision for credit losses was $28 million compared to $62 million. The provision for credit losses ratio was three basis points, a decrease of three basis points.
Provision for credit losses on performing loans was $29 million, compared to $71 million due primarily to the less favourable macroeconomic outlook in the prior year.
Provision for credit losses on impaired loans was a net reversal of $1 million, compared to a net reversal of $9 million. The provision for credit losses ratio on impaired loans increased by one basis point.
Non-interest expenses
Q3 2024 vs Q3 2023
Non-interest
expenses of $795 million increased $37 million or 5% due mainly to higher personnel and technology costs to support business growth, as well as the impact of foreign currency translation.
Q3 2024 vs Q2 2024
Non-interest
expenses of $795 million increased $14 million or 2% largely driven by higher personnel costs to support business growth.

Scotiabank Third Quarter Report 2024	31

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Non-interest
expenses of $2,377 million increased $94 million or 4% due mainly to higher personnel and technology costs to support business growth.
Taxes
Q3 2024 vs Q3 2023
The effective tax rate for the quarter was 22.5% compared to 26.5%, due mainly to the change in earnings mix across jurisdictions.
Q3 2024 vs Q2 2024
The effective tax rate for the quarter was 22.5% compared to 20.0%, due mainly to the change in earnings mix across jurisdictions.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
The effective tax rate was 22.0% compared to 26.9%, due mainly to the change in earnings mix across jurisdictions.
Other
(1)
T14 Other financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2024 (2)	April 30 2024 (2)	July 31 2023 (2)	July 31 2024 (2)	July 31 2023 (2)
Reported Results
Net interest income (3)	$(758)	$(757)	$(550)	$(2,216)	$(1,407)
Non-interest income (3)(4)(5)	(191)	41	(101)	(250)	(564)
Total revenue	(949)	(716)	(651)	(2,466)	(1,971)
Provision for credit losses	–	1	–	1	–
Non-interest expenses (5)	176	(20)	22	163	96
Income tax expense/(benefit) (3)	(394)	(276)	(374)	(1,004)	(532)
Net income (loss)	$(731)	$(421)	$(299)	$(1,626)	$(1,535)
Net income (loss) attributable to non-controlling interests in subsidiaries	$(2)	$–	$–	$(2)	$–
Net income (loss) attributable to equity holders	$(729)	$(421)	$(299)	$(1,624)	$(1,535)
Other measures
Average assets ($ billions)	$209	$202	$184	$205	$184
Average liabilities ($ billions)	$256	$247	$274	$253	$278
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(3)
Includes the elimination of the
tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes for the three months ended July 31, 2024 – $6 (April 30, 2024 – $4; July 31, 2023 – $119) and for nine months ended July 31, 2024 – $53 (July 31, 2023 – $358) to arrive at the amounts reported in the Consolidated Statement of Income.

(4)
Income (on a taxable equivalent basis) from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies for the three months ended July 31, 2024 – $(17) (April 30, 2024 – $2; July 31, 2023 – $(20)) and for nine months ended July 31, 2024 – $(33) (July 31, 2023 – $(120)).

(5)
Includes elimination of fees paid to Canadian Banking by Canadian Wealth Management for administrative support and other services provided by Canadian Banking to the Global Wealth Management businesses. These are reported as revenues in Canadian Banking and operating expenses in Global Wealth Management.

T14A Adjusted Other financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2024	April 30 2024	July 31 2023	July 31 2024	July 31 2023
Adjusted Results (1)
Net interest income	$(758)	$(757)	$(550)	$(2,216)	$(1,407)
Non-interest income (2)	(48)	41	(101)	(107)	(564)
Total revenue	(806)	(716)	(651)	(2,323)	(1,971)
Provision for credit losses	–	1	–	1	–
Non-interest expenses (3)	7	(20)	22	(6)	96
Income tax expense/(benefit) (4)	(348)	(276)	(374)	(958)	(1,111)
Net income (loss)	$(465)	$(421)	$(299)	$(1,360)	$(956)
Net income (loss) attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$–
Net income (loss) attributable to equity holders	$(465)	$(421)	$(299)	$(1,360)	$(956)
(1)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(2)	Adjusted for divestitures and wind-down of operations of $143 in Q3 2024.
(3)	Adjusted for divestitures and wind-down of operations of $(7) and legal provision of $176 in Q3 2024.
(4)	Includes adjustment for the Canada Recovery Dividend of $579 in Q1 2023.

32	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.
Net interest income,
non-interest
income, and the provision for income taxes in each period include the elimination of tax-exempt
income
gross-up.
This amount is included in the operating segments, which are reported on a taxable equivalent basis.
Net income from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
Q3 2024 vs Q3 2023
Net income attributable to equity holders was a net loss of $729 million, compared to a net loss of $299 million last year. Adjusted net income attributable to equity holders was a net loss of $465 million compared to a net loss of $299 million last year. The higher loss of $166 million was due mainly to lower revenues driven by higher funding costs. These were partly offset by higher revenue from liquid assets and a lower taxable equivalent basis (TEB)
gross-up
as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market
property. The TEB
gross-up
is offset in income taxes.
Q3 2024 vs Q2 2024
Net loss attributable to equity holders increased $308 million from the prior quarter. Adjusted net loss attributable to equity holders increased $44 million from the prior quarter. The higher loss was due mainly to lower revenues and higher non-interest expenses. Lower revenues were driven mainly by lower investment gains, and unrealized losses on non-trading
derivatives this quarter.
Year-to-date
Q3 2024 vs
Year-to-date
Q3 2023
Net income attributable to equity holders was a net loss of $1,624 million compared to a net loss of $1,535 million. Adjusted net income attributable to equity holders was a net loss of $1,360 million compared to a net loss of $956 million. The higher loss of $404 million was due mainly to lower revenues, partly offset by lower non-interest
expenses. The decrease in revenue was due primarily to higher funding costs, partly offset by higher income from liquid assets and a lower TEB gross-up,
as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market
property. The TEB
gross-up
is offset in income taxes.

Scotiabank Third Quarter Report 2024	33

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights
T15 Geographic highlights

	For the three months ended July 31, 2024 (1)
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,242	$250	$604	$364	$487	$174	$472	$269	$4,862
Non-interest income	2,061	368	242	131	114	117	310	159	3,502
Total revenue	4,303	618	846	495	601	291	782	428	8,364
Provision for credit losses	442	13	108	127	147	156	33	26	1,052
Non-interest expenses	2,823	344	406	186	243	179	360	408	4,949
Income tax expense	188	47	74	45	35	(16)	88	(10)	451
Net income	$850	$214	$258	$137	$176	$(28)	$301	$4	$1,912
Net income attributable to non-controlling interests in subsidiaries	–	–	6	1	15	(16)	30	–	36
Net income attributable to equity holders of the Bank	$850	$214	$252	$136	$161	$(12)	$271	$4	$1,876
Adjusted results (2)
Adjustments	273	–	–	–	4	–	–	–	277
Adjusted net income attributable to equity holders of the Bank	$1,123	$214	$252	$136	$165	$(12)	$271	$4	$2,153
Average Assets ($ billions)	$877	$217	$66	$27	$55	$15	$36	$130	$1,423
Average Liabilities ($ billions)	$859	$188	$60	$20	$51	$15	$33	$115	$1,341

	For the three months ended April 30, 2024 (1)									For the three months ended July 31, 2023 (1)
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,111	$196	$621	$348	$522	$178	$458	$260	$4,694	$2,101	$223	$568	$333	$495	$150	$432	$271	$4,573
Non-interest income	2,192	442	253	115	73	121	274	183	3,653	2,136	368	236	107	135	110	275	127	3,494
Total revenue	4,303	638	874	463	595	299	732	443	8,347	4,237	591	804	440	630	260	707	398	8,067
Provision for credit losses	436	2	81	128	154	153	35	18	1,007	304	1	66	96	193	111	26	22	819
Non-interest expenses	2,591	342	428	184	231	186	349	400	4,711	2,518	311	382	188	260	162	352	386	4,559
Income tax expense	255	51	94	36	37	(11)	70	5	537	179	75	95	44	30	(3)	73	4	497
Net income	$1,021	$243	$271	$115	$173	$(29)	$278	$20	$2,092	$1,236	$204	$261	$112	$147	$(10)	$256	$(14)	2,192
Net income attributable to non-controlling interests in subsidiaries	–	–	5	–	7	(15)	29	–	26	–	–	6	–	(5)	(9)	28	–	20
Net income attributable to equity holders of the Bank	$1,021	$243	$266	$115	$166	$(14)	$249	$20	$2,066	$1,236	$204	$255	$112	$152	$(1)	$228	$(14)	$2,172
Adjusted results (2)
Adjustments	6	–	–	1	5	–	1	–	13	7	–	–	1	5	–	1	1	15
Adjusted net income (loss) attributable to equity holders of the Bank	$1,027	$243	$266	$116	$171	$(14)	$250	$20	$2,079	$1,243	$204	$255	$113	$157	$(1)	$229	$(13)	$2,187
Average Assets ($ billions)	$861	$222	$67	$27	$56	$15	$35	$128	$1,411	$844	$217	$60	$28	$63	$14	$33	$143	$1,402
Average Liabilities ($ billions)	$838	$190	$61	$20	$53	$14	$32	$122	$1,330	$835	$178	$56	$21	$61	$13	$31	$129	$1,324

	For the nine months ended July 31, 2024 (1)									For the nine months ended July 31, 2023 (1)
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$6,493	$672	$1,845	$1,056	$1,545	$517	$1,380	$821	$14,329	$6,400	$768	$1,594	$988	$1,344	$418	$1,299	$785	$13,596
Non-interest income	6,378	1,172	765	404	312	360	885	539	10,815	6,251	1,012	657	361	490	306	850	419	10,346
Total revenue	12,871	1,844	2,610	1,460	1,857	877	2,265	1,360	25,144	12,651	1,780	2,251	1,349	1,834	724	2,149	1,204	23,942
Provision for credit losses	1,259	22	271	383	475	447	105	59	3,021	770	38	180	277	468	289	87	57	2,166
Non-interest expenses	8,003	1,021	1,250	545	726	550	1,083	1,221	14,399	7,543	930	1,099	543	765	481	1,066	1,167	13,594
Income tax expense	690	136	266	126	119	(37)	229	(8)	1,521	1,179	225	238	134	90	(16)	231	5	2,086
Net income	$2,919	$665	$823	$406	$537	$(83)	$848	$88	$6,203	$3,159	$587	$734	$395	$511	$(30)	$765	$(25)	$6,096
Net income attributable to non-controlling interests in subsidiaries	–	–	18	2	30	(46)	83	–	87	–	–	17	1	10	(24)	77	–	81
Net income attributable to equity holders of the Bank	$2,919	$665	$805	$404	$507	$(37)	$765	$88	$6,116	$3,159	$587	$717	$394	$501	$(6)	$688	$(25)	$6,015
Adjusted results (2)
Adjustments	285	–	–	1	14	–	2	1	303	599	–	–	4	15	–	3	3	624
Adjusted net income (loss) attributable to equity holders of the Bank	$3,204	$665	$805	$405	$521	$(37)	$767	$89	$6,419	$3,758	$587	$717	$398	$516	$(6)	$691	$(22)	$6,639
Average Assets ($ billions)	$869	$219	$65	$27	$57	$15	$35	$132	$1,419	$838	$216	$57	$28	$62	$14	$34	$142	$1,391
Average Liabilities ($ billions)	$848	$190	$61	$20	$53	$14	$32	$121	$1,339	$827	$181	$51	$22	$60	$12	$30	$131	$1,314
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures section starting on page 5.

34	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights
T16 Quarterly financial highlights

	For the three months ended
(Unaudited) ($ millions)	July 31 2024 (1)	April 30 2024 (1)	January 31 2024 (1)	October 31 2023 (1)	July 31 2023 (1)	April 30 2023 (1)	January 31 2023 (1)	October 31 2022 (1)
Reported results
Net interest income	$4,862	$4,694	$4,773	$4,666	$4,573	$4,460	$4,563	$4,622
Non-interest income	3,502	3,653	3,660	3,606	3,494	3,453	3,399	3,004
Total revenue	$8,364	$8,347	$8,433	$8,272	$8,067	$7,913	$7,962	$7,626
Provision for credit losses	1,052	1,007	962	1,256	819	709	638	529
Non-interest expenses	4,949	4,711	4,739	5,527	4,559	4,574	4,461	4,529
Income tax expense	451	537	533	135	497	484	1,105	475
Net income	$1,912	$2,092	$2,199	$1,354	$2,192	$2,146	$1,758	$2,093
Basic earnings per share ($)	1.43	1.59	1.70	1.01	1.72	1.69	1.36	1.64
Diluted earnings per share ($)	1.41	1.57	1.68	0.99	1.70	1.68	1.35	1.63
Net interest margin (%) (2)	2.14	2.17	2.19	2.15	2.10	2.12	2.11	2.18
Effective tax rate (%) (3)	19.1	20.4	19.5	9.1	18.5	18.4	38.6	18.5
Adjusted results (2)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$143	$–	$–	$(367)	$–	$–	$–	$361
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	(7)	–	–	–	–	–	–	–
Restructuring charge and severance provisions	–	–	–	354	–	–	–	85
Consolidation of real estate and contract termination costs	–	–	–	87	–	–	–	–
Impairment of non-financial assets	–	–	–	346	–	–	–	–
Amortization of acquisition-related intangible assets	17	18	18	19	20	21	21	24
Support costs for the Scene+loyalty program	–	–	–	–	–	–	–	133
Legal provision	176	–	–	–	–	–	–	–
Total non-interest expenses adjustments (Pre-tax)	186	18	18	806	20	21	21	242
Total impact of adjusting items on net income before taxes	329	18	18	439	20	21	21	603
Impact of adjusting items on income tax expense:
Canada recovery dividend	–	–	–	–	–	–	579	–
Impact of other adjusting items on income tax expense	(50)	(5)	(5)	(150)	(5)	(6)	(6)	(81)
Total impact of adjusting items on net income	279	13	13	289	15	15	594	522
Adjusted net income	$2,191	$2,105	$2,212	$1,643	$2,207	$2,161	$2,352	$2,615
Adjusted diluted earnings per share ($)	1.63	1.58	1.69	1.23	1.72	1.69	1.84	2.06
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements. Amounts for fiscal 2022 have been prepared in accordance with IFRS 4 and have not been restated.

(2)	Refer to Non-GAAP Measures section starting on page 5.
(3)	Refer to Glossary on page 57 for the description of the measure.
Trending analysis
Earnings over the period were driven by higher net interest income and higher non-interest income, partly offset by higher provision for credit losses and increased term funding costs.
Total revenue
Canadian Banking net interest income over the period has increased, driven by deposit growth and margin expansion. International Banking net interest income has trended upward driven by growth in residential mortgages and central bank rate increases impacting margins. Global Wealth Management fee-based revenues increased during the period and are impacted by market conditions. Global Banking and Markets revenues are affected by market conditions that impact client activity in the capital markets and business banking businesses. Revenues in the Other segment were impacted by higher term funding costs and asset/liability management activities.

Scotiabank Third Quarter Report 2024	35

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses
Provision for credit losses has increased during the period driven by the unfavourable macroeconomic outlook, prolonged elevated central bank rates, retail portfolio growth, higher impaired loan provisions and credit migration in the portfolios.
Non-interest expenses
Non-interest expenses for the period reflect the Bank’s continued investment in personnel and technology to support business growth, as well as the impact of inflation. This was partly offset by expense management and efficiency initiatives. The impact of foreign currency translation also contributed to fluctuations over the period.
Provision for income taxes
The effective tax rate was 19.1% this quarter. The effective tax rate average was 20.3% over the period and was impacted by the recognition of the CRD in Q1 2023, increased statutory tax rates, divestitures, restructuring charge and net income earned in foreign jurisdictions, as well as the variability of tax-exempt dividend income and inflationary benefits.
Financial Position
T17 Condensed statement of financial position

	As at
(Unaudited) ($ billions)	July 31 2024 (1)	October 31 2023 (1)	Change	Volume Change	FX Change
Assets
Cash, deposits with financial institutions and precious metals	$60.7	$91.2	(33.4)%	(33.1)%	(0.3)%
Trading assets	134.0	117.9	13.7	13.4	0.3
Securities purchased under resale agreements and securities borrowed	193.8	199.3	(2.8)	(2.8)	–
Investment securities	151.8	118.2	28.4	28.6	(0.2)
Loans	759.2	750.9	1.1	1.6	(0.5)
Other	102.9	133.5	(22.9)	(22.9)	–
Total assets	$1,402.4	$1,411.0	(0.6)%	(0.3)%	(0.3)%
Liabilities
Deposits	$949.2	$952.3	(0.3)%	(0.1)%	(0.2)%
Obligations related to securities sold under repurchase agreements and securities lent	178.6	160.0	11.6	11.3	0.3
Other liabilities	183.7	210.5	(12.7)	(12.2)	(0.5)
Subordinated debentures	7.7	9.7	(20.4)	(20.3)	(0.1)
Total liabilities	$1,319.2	$1,332.5	(1.0)%	(0.8)%	(0.2)%
Equity
Common equity (2)	$72.7	$68.7	5.8%	7.7%	(1.9)%
Preferred shares and other equity instruments	8.8	8.1	8.7	8.7	–
Non-controlling interests in subsidiaries	1.7	1.7	(0.8)	(1.1)	0.3
Total equity	$83.2	$78.5	5.9%	7.6%	(1.7)%
Total liabilities and equity	$1,402.4	$1,411.0	(0.6)%	(0.3)%	(0.3)%
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes net impact of foreign currency translation, primarily change in spot rates on the translation of assets and liabilities from functional currency to Canadian dollar equivalent.
The Bank’s total assets were $1,402 billion as at July 31, 2024, a decrease of $9 billion or 1% from October 31, 2023. Cash and deposits with financial institutions decreased $32 billion due primarily to lower balances with central banks. Trading securities increased $17 billion due mainly to higher client activity. Loans increased $8 billion. Residential mortgages were up $4 billion due mainly to growth in Canada. Personal and credit cards loans increased $3 billion, primarily in Canada. Business and government loans increased $1 billion with growth in Canada, partly offset by decreases in other locations. Securities purchased under resale agreements and securities borrowed decreased $6 billion due mainly to lower client activity. Derivative instrument assets decreased by $11 billion due to changes in interest rates and foreign exchange rates. Investment securities increased $34 billion due mainly to increased holdings of U.S. and Canadian government debt. Customers’ liability under acceptances decreased $15 billion due to CDOR cessation in June 2024. Other assets decreased $3 billion due mainly to lower collateral requirements.
Total liabilities were $1,319 billion as at July 31, 2024, a decrease of $13 billion or 1% from October 31, 2023. Total deposits decreased $3 billion. Personal deposits of $297 billion increased $8 billion due primarily to growth in term deposits in Canada. Business and government deposits were lower by $5 billion, mainly in Asia and the U.S. Deposits by financial institutions were down $6 billion, mainly in Asia. Financial instruments designated at fair value through profit or loss increased $11 billion due to new issuances and changes in fair value. Obligations related to securities sold under repurchase agreement and securities lent increased $19 billion due mainly to client activity. Obligations related to securities sold short decreased $4 billion due to lower client demand. Derivative instrument liabilities decreased $11 billion due to changes in interest rates and foreign exchange rates. Acceptances decreased $15 billion due to CDOR cessation in June 2024. Subordinated debentures were lower by $2 billion due mainly to a redemption in Q1 2024. Other liabilities decreased $7 billion due mainly to lower accrued charges and subsidiary debt.
Total shareholders’ equity was $83 billion, an increase of $5 billion from October 31, 2023. Equity was higher due to current year earnings of $6,203 million, other comprehensive income of $601 million, net preferred share and other equity instrument issuances of $704 million, and common share issuances of $1,440 million primarily related to the Shareholder Dividend and Share Purchase Plan. Partly offsetting these items were dividends paid of $4,237 million.
Risk Management
The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2023 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2023 Annual Report.

36	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Significant developments that took place during this quarter are as follows:
Credit risk
Allowance for credit losses
IFRS 9
Financial Instruments
, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging. Consistent with the requirements of IFRS 9, the Bank considers both quantitative and qualitative information in the assessment of a significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs, as further described below. In the current quarter, the Bank enhanced its IFRS 9 models, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. Expert credit judgement may be applied in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events of the market up to the date of the financial statements. Expert credit judgement is applied in the assessment of underlying credit deterioration and migration of balances to progressive stages.
The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models.
The base case scenario assumes weaker economic growth in both Canada and the U.S. in 2024 relative to last quarter’s baseline; however in subsequent forecasted quarters, Canada’s growth returns to levels similar to the prior forecast and the U.S. slightly exceeds the prior expectation. This lowered performance expectation in both economies in the near term reflects weaker than expected published data for the first (calendar) quarter of 2024 in both economies. Economic growth is expected to strengthen in Canada in the second half of 2024 as slowing effects from past policy rate hikes are waning and housing activity picks up. The Bank expects the Bank of Canada to continue reducing its policy rate through the end of 2025, while the U.S. central bank is expected to start reducing its policy rate in the third quarter of this year.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario is based on weaker global and domestic demand, deteriorating private sector financial conditions and confidence. These are reducing economic activity and inflation worldwide from the base case scenario, requiring central banks to reduce their monetary policy rates to mitigate the decline in economic activity and prevent inflation from falling below targeted ranges. This scenario is based on the banking sector turmoil in the U.S. and Europe in the spring of 2023. Lastly, the very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. This results in higher inflation, requiring central banks to raise their policy rate to higher levels than in the base case to bring inflation under control.
The following section provides additional detail on certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses (see page 71 for all key variables). Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement.

●
Gross Domestic Product (GDP):
The baseline scenario assumes weaker economic growth in Canada in 2024 relative to last quarter’s baseline, as published GDP data for the first quarter of this year came in weaker than expected. This initial weakness is reversed subsequently such that the profiles for Canada’s real GDP in this baseline and the previous one are very similar. Published GDP figures also revealed weaker than expected U.S. economic growth in the first quarter of 2024, but it exceeds our previous baseline’s pace thereafter such that the level of U.S. economic activity is modestly higher for most of the period to mid-2027 compared to last quarter. In both economies, growth bottoms in the first half of 2024 as the slowing effects from past policy rate hikes continue to feed through. Growth firms up in subsequent quarters as these effect wane.

●
Unemployment Rate:
The baseline scenario assumes Canada and U.S. unemployment rates rising to their cyclical peak at end of 2024, consistent with easing economic and labour market conditions. This helps to reduce wage pressures and inflation in both economies. The U.S. unemployment rate is initially higher than in last quarter’s baseline as incoming data for the second quarter of this year revealed a higher-than-expected level for that period. The U.S. unemployment rate becomes weaker than in the previous baseline in the second half of 2024, consistent with the higher level of U.S. economic activity from late 2024 to mid-2027.

The total allowance for credit losses as at July 31, 2024, was $6,860 million compared to $6,768 million last quarter. The allowance for credit losses ratio was 89 basis points, an increase of one basis point. The allowance for credit losses on loans was $6,582 million, an increase of $75 million from the prior quarter.

Scotiabank Third Quarter Report 2024	37

MANAGEMENT’S DISCUSSION & ANALYSIS

The allowance for credit losses was higher due to provisions in Canadian Banking retail portfolios, mainly in residential mortgages, auto loans and unsecured revolving products, higher commercial provisions in International Banking and the impact of the continued macroeconomic outlook mainly on commercial, corporate and Canadian retail portfolios. The increase was partly offset by the impact of foreign currency translation of $62 million.
The allowance against performing loans was higher at $4,542 million compared to $4,507 million last quarter. The allowance for performing loans ratio was 62 basis points, an increase of one basis point from last quarter. The allowance was driven by the impact of higher interest rates, including the related migration in retail portfolios in Canadian Banking, as well as higher corporate and commercial provisions due to the continued unfavourable macroeconomic outlook and credit quality migration. This was partly offset by retail credit migration to impaired in International Banking, mainly in Chile and Peru, and the impact of foreign currency translation. The impact of foreign currency translation decreased the allowance by $32 million.
The allowance on impaired loans increased to $2,040 million from $2,000 million last quarter. The increase was due primarily to retail credit migration in International Banking and higher provisions in commercial portfolios, partly offset by the impact of foreign currency translation. The impact of foreign currency translation decreased the allowance by $30 million. The allowance for impaired loans ratio was 27 basis points, unchanged from last quarter.
Impaired loans
Gross impaired loans increased to $6,489 million as at July 31, 2024, from $6,399 million last quarter. The increase was due primarily to new commercial formations in Canadian Banking mainly related to one account in the agriculture sector, new formations in International retail portfolios, and in International commercial mainly related to one account in the wholesale and retail sector in Mexico. The increase was partly offset by the impact of foreign currency translation. The gross impaired loan ratio was 84 basis points, an increase of one basis point from last quarter.
Net impaired loans in Canadian Banking were $1,253 million, an increase of $95 million from last quarter, due primarily to new formations related to one commercial account in the agriculture sector and lower provisions in the retail portfolio across most products. International Banking’s net impaired loans were $3,118 million, a decrease of $23 million from last quarter, due primarily to the impact of foreign currency translation and higher retail provisions. In Global Wealth Management, net impaired loans were $34 million, a decrease of $20 million from last quarter, due primarily to repayments. In Global Banking and Markets, net impaired loans were $44 million, a decrease of $2 million from last quarter. Net impaired loans as a percentage of loans and acceptances were 0.58%, an increase of one basis point from last quarter.
Overview of loan portfolio
The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.
Real estate secured lending
A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at July 31, 2024, these loans amounted to $473 billion or 61% of the Bank’s total loans and acceptances outstanding (April 30, 2024 – $467 billion or 61%). Of these, $372 billion or 79% are real estate secured loans (April 30, 2024 – $367 billion or 79%). The tables below provide more details by portfolios.
Insured and uninsured mortgages and home equity lines of credit
The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.
T18 Insured and uninsured residential mortgages and HELOCs, by geographic areas
(1)

	As at July 31, 2024
	Residential mortgages						Home equity lines of credit
	Insured (2)		Uninsured		Total		Insured (2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada: (3)
Atlantic provinces	$4,687	1.6%	$6,756	2.3%	$11,443	3.9%	$–	–%	$1,068	4.6%	$1,068	4.6%
Quebec	7,374	2.5	12,143	4.1	19,517	6.6	–	–	1,178	5.1	1,178	5.1
Ontario	29,853	10.1	134,208	45.6	164,061	55.7	–	–	13,792	59.3	13,792	59.3
Manitoba & Saskatchewan	5,049	1.7	4,448	1.5	9,497	3.2	–	–	593	2.5	593	2.5
Alberta	15,340	5.2	15,794	5.4	31,134	10.6	–	–	2,187	9.4	2,187	9.4
British Columbia & Territories	10,408	3.6	48,330	16.4	58,738	20.0	–	–	4,432	19.1	4,432	19.1
Canada (4)(5)	$72,711	24.7%	$221,679	75.3%	$294,390	100%	$–	–%	$23,250	100%	$23,250	100%
International	–	–	54,241	100	54,241	100	–	–	–	–	–	–
Total	$72,711	20.9%	$275,920	79.1%	$348,631	100%	$–	–%	$23,250	100%	$23,250	100%
	As at April 30, 2024
Canada (4)(5)	$72,592	25.1%	$216,836	74.9%	$289,428	100%	$–	–%	$23,155	100%	$23,155	100%
International	–	–	54,740	100	54,740	100	–	–	–	–	–	–
Total	$72,592	21.1%	$271,576	78.9%	$344,168	100%	$–	–%	$23,155	100%	$23,155	100%
	As at October 31, 2023
Canada (4)(5)	$75,538	26.0%	$214,715	74.0%	$290,253	100%	$–	–%	$22,472	100%	$22,472	100%
International	–	–	53,929	100	53,929	100	–	–	–	–	–	–
Total	$75,538	21.9%	$268,644	78.1%	$344,182	100%	$–	–%	$22,472	100%	$22,472	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $3,657 (April 30, 2024 – $3,375; October 31, 2023 – $3,710) of which $2,879 are insured (April 30, 2024 – $2,439; October 31, 2023 – $2,458).
(5)	Variable rate mortgages account for 30% (April 30, 2024 – 32%; October 31, 2023 – 33%) of the Bank’s total Canadian residential mortgage portfolio.

38	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization period ranges for residential mortgages
The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.
T19 Distribution of residential mortgages by amortization periods
(1)

	As at July 31, 2024
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	36.2%	34.6%	28.0%	0.9%	0.3%	100%
International	65.8%	17.5%	16.0%	0.7%	0.0%	100%
	As at April 30, 2024
Canada	36.1%	35.1%	27.8%	0.8%	0.2%	100%
International	66.2%	17.5%	15.9%	0.4%	0.0%	100%
	As at October 31, 2023
Canada	34.2%	37.4%	27.7%	0.5%	0.2%	100%
International	64.5%	17.2%	17.2%	1.1%	0.0%	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
Loan to value ratios
The Canadian residential mortgage portfolio is 75% uninsured (April 30, 2024 – 75%; October 31, 2023 – 74%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 50% (April 30, 2024 – 51%; October 31, 2023 – 49%).
The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.
T20 Loan to value ratios
(1)

	Uninsured LTV ratios
	For the three months ended July 31, 2024
	Residential mortgages	Home equity lines of credit (2)
	LTV%	LTV%
Canada: (3)
Atlantic provinces	61.1%	62.1%
Quebec	62.2	68.2
Ontario	61.6	61.7
Manitoba & Saskatchewan	65.6	63.3
Alberta	65.4	66.9
British Columbia & Territories	60.5	60.5
Canada (3)	61.8%	62.3%
International	70.5%	n/a
	For the three months ended April 30, 2024
Canada (3)	62.0%	62.6%
International	71.4%	n/a
	For the three months ended October 31, 2023
Canada (3)	59.4%	61.4%
International	71.7%	n/a
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(3)	The province represents the location of the property in Canada.
Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn
As part of its stress testing program, the Bank analyzes the impact of various combinations of home price declines and unemployment increases on the Bank’s residential mortgage portfolios. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank scenario analyses to assess the impact to the enterprise of different scenarios and is confident that it has the financial resources to withstand even a very negative outlook.

Scotiabank Third Quarter Report 2024	39

MANAGEMENT’S DISCUSSION & ANALYSIS

Commercial real estate exposures
The Bank’s commercial real estate portfolio was $66.8 billion, or 8.7% of the Bank’s total loans and acceptances outstanding as at July 31, 2024 (April 30, 2024 – $67.1 billion or 8.7%). This portfolio is largely comprised of loans to the residential and industrial sectors (72%), both with relatively stable fundamentals. Total exposure to the Office subsector (entities engaged in the construction, development or ownership of office properties as a business) represents approximately 10% of the commercial real estate portfolio, of which approximately 60% are investment grade facilities. U.S. office exposure represents approximately 0.4% of the portfolio.
Loans to Canadian condominium developers
The Bank had loans outstanding to Canadian condominium developers of $3,292 million as at July 31, 2024 (April 30, 2024 – $3,161 million). Total exposure to the Canadian condo sector represents approximately 5% of the commercial real estate portfolio, of which approximately 71% are investment grade facilities. This is a portfolio with developers who have long-term relationships with the Bank.
Regional non-retail exposures
The Bank’s exposures outside Canada and the U.S. are diversified by region and product and are sized appropriately relative to the credit worthiness of the counterparties (61% of the exposures are to investment grade counterparties based on a combination of internal and external ratings). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events during the year that materially impacted the Bank’s exposures.
The Bank’s exposures to sovereigns was $62.2 billion as at July 31, 2024 (April 30, 2024 – $66.5 billion; October 31, 2023 – $66.2 billion), $14.6 billion to banks (April 30, 2024 – $18.9 billion; October 31, 2023 – $16.7 billion) and $114.2 billion to corporates (April 30, 2024 – $120.0 billion; October 31, 2023 – $129.2 billion).
In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $0.2 billion as at July 31, 2024 (April 30, 2024 – $0.3 billion; October 31, 2023 – $0.3 billion).
The Bank’s regional credit exposures are distributed as follows:
T21 Bank’s regional credit exposures distribution

	As at
	July 31, 2024							April 30 2024	October 31 2023
($ millions)	Loans and loan equivalents (1)	Deposits with financial institutions	Securities (2)	SFT and derivatives (3)	Funded total	Undrawn commitments (4)	Total	Total	Total
Latin America (5)	$83,628	$9,249	$24,972	$1,246	$119,095	$8,855	$127,950	$134,911	$137,715
Caribbean and Central America	13,077	3,887	4,547	14	21,525	2,934	24,459	24,447	23,302
Europe, excluding U.K.	7,577	2,213	3,583	2,643	16,016	10,431	26,447	29,182	26,415
U.K.	7,662	583	1,034	1,678	10,957	7,275	18,232	23,954	25,545
Asia	10,322	1,063	10,817	659	22,861	8,142	31,003	31,630	38,371
Other (6)	230	2	38	364	634	311	945	606	598
Total	$122,496	$16,997	$44,991	$6,604	$191,088	$37,948	$229,036	$244,730	$251,946
(1)
Allowances for credit losses are $564. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $14,462 as at July 31, 2024 (July 31, 2023 – $15,877; October 31, 2023 – $16,297).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)
SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $7,230 and collateral held against SFT was $122,724.

(4)
Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes countries in the Pacific Alliance plus Brazil and Uruguay.
(6)	Includes Middle East and Africa.
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. As a result of the implementation of the Fundamental Review of the Trading Book (FRTB) in Q1 2024, VaR, Stressed VaR (sVaR) and the Incremental Risk Charge (IRC) are no longer components of market risk capital. VaR remains a primary measure of market risk, with additional portfolios included in the calculation. Prior periods have been restated to conform to the current calculation of VaR. sVaR and IRC are no longer calculated.

40	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

T22 Market Risk Measures

	Average for the three months ended
Risk factor ($ millions)	July 31 2024	April 30 2024	July 31 2023
Credit spread plus interest rate	$12.7	$15.8	$15.0
Credit spread	7.7	9.6	7.6
Interest rate	13.7	15.4	11.5
Equities	4.6	5.4	4.0
Foreign exchange	2.1	3.9	2.9
Commodities	2.1	2.6	4.7
Debt specific	3.0	3.2	3.3
Diversification effect	(10.6)	(12.9)	(14.4)
Total VaR	$13.9	$18.0	$15.5
In the third quarter of 2024, the average one-day Total VaR decreased mainly due to lower credit spread and interest rate risk.
There were no trading loss days this quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).
Non-trading interest rate sensitivity
The following table shows the pro-forma pre-tax impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.
T23 Structural interest sensitivity

	As at
	July 31, 2024						April 30, 2024		July 31, 2023
	Net interest income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net interest income	Economic value of equity	Net interest income	Economic value of equity
+100 bps	$(35)	$(19)	$(54)	$(436)	$(991)	$(1,427)	$(25)	$(1,587)	$(28)	$(1,029)
-100 bps	2	(2)	–	135	775	910	(20)	1,143	4	626
During the third quarter of 2024, both interest rate sensitivities remained within the Bank’s approved consolidated limits.
The Board approves the risk appetite for structural interest rate risk, and the Asset Liability Committee (ALCO) and Global Risk Management (GRM) provide ongoing governance through structural interest rate risk policies, limits and operating frameworks. Structural interest rate risk reports are reviewed regularly by GRM, ALCO, and the Board.
The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.
Market risk linkage to Consolidated Statement of Financial Position
Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

Scotiabank Third Quarter Report 2024	41

MANAGEMENT’S DISCUSSION & ANALYSIS

T24 Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at July 31, 2024 (1)	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$2,419	$2,419	$–	$–	n/a
Trading assets	133,999	133,264	735	–	Interest rate, FX
Derivative financial instruments	39,987	29,594	10,393	–	Interest rate, FX, equity
Investment securities	151,776	–	151,776	–	Interest rate, FX, equity
Loans	759,211	–	759,211	–	Interest rate, FX
Assets – other (2)	314,974	433	–	314,541	n/a
Total assets	$1,402,366	$165,710	$922,115	$314,541
Deposits	$949,201	$–	$906,191	$43,010	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	37,754	37,754	–	–	Interest rate, equity
Obligations related to securities sold short	32,672	32,672	–	–	n/a
Derivative financial instruments	47,364	32,441	14,923	–	Interest rate, FX, equity
Trading liabilities (3)	501	501	–	–	n/a
Pension and other benefit liabilities	1,600	–	1,600	–	Interest rate, credit spread, equity
Liabilities – other (4)	250,055	249	–	249,806	n/a
Total liabilities	$1,319,147	$103,617	$922,714	$292,816
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(3)	Gold and silver certificates and bullion included in other liabilities.
(4)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

As at October 31, 2023 (1)	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$937	$937	$–	$–	n/a
Trading assets	117,868	117,719	149	–	Interest rate, FX
Derivative financial instruments	51,340	36,512	14,828	–	Interest rate, FX, equity
Investment securities	118,237	–	118,237	–	Interest rate, FX, equity
Loans	750,911	–	750,911	–	Interest rate, FX
Assets – other (2)	371,750	–	–	371,750	n/a
Total assets	$1,411,043	$155,168	$884,125	$371,750
Deposits	$952,333	$–	$908,649	$43,684	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss (3)	26,779	26,779	–	–	Interest rate, equity
Obligations related to securities sold short	36,403	36,403	–	–	n/a
Derivative financial instruments	58,660	36,018	22,642	–	Interest rate, FX, equity
Trading liabilities (4)	439	439	–	–	n/a
Pension and other benefit liabilities	1,524	–	1,524	–	Interest rate, credit spread, equity
Liabilities – other (5)	256,334	–	–	256,334	n/a
Total liabilities (3)	$1,332,472	$99,639	$932,815	$300,018
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(3)	Prior period amounts have been restated to conform with current period presentation.
(4)	Gold and silver certificates and bullion included in other liabilities.
(5)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.
Liquidity ri
sk
Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.
Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 19 to the Condensed Interim Consolidated Financial Statements and in Note 35 to the Consolidated Financial Statements in the Bank’s 2023 Annual Report.
Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.
Liquid assets
Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs.
Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.

42	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.
Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets, and collateral received from securities financing and derivative transactions.
The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at July 31, 2024 unencumbered liquid assets were $322 billion (October 31, 2023 – $319 billion). Securities, including National Housing Act (NHA) mortgage-backed securities, comprised 83% of liquid assets (October 31, 2023 – 73%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions and precious metals, were 17% (October 31, 2023 – 27%). The increase in total unencumbered liquid assets was mainly attributable to an increase in liquid securities and NHA mortgage-backed securities, partly offset by a decrease in cash and deposits with central banks.
The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at July 31, 2024. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.
The Bank’s liquid asset pool is summarized in the following table:
T25 Liquid asset pool

	As at July 31, 2024
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$ 50,816	$–	$50,816	$–	$6,047	$44,769	$–
Deposits with financial institutions	7,513	–	7,513	–	39	7,474	–
Precious metals	2,419	–	2,419	–	–	2,419	–
Securities:
Canadian government obligations	71,178	26,760	97,938	28,241	–	69,697	–
Foreign government obligations	121,030	130,368	251,398	117,979	–	133,419	–
Other securities	79,043	95,269	174,312	139,244	–	35,068	–
NHA mortgage-backed securities	35,728	–	35,728	6,686	–	29,042	–
Total	$367,727	$252,397	$620,124	$292,150	$6,086	$321,888	$–

	As at October 31, 2023
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$82,050	$–	$82,050	$–	$6,115	$75,935	$–
Deposits with financial institutions	8,262	–	8,262	–	47	8,215	–
Precious metals	937	–	937	–	–	937	–
Securities:
Canadian government obligations	57,007	42,922	99,929	34,342	–	65,587	–
Foreign government obligations	104,123	129,814	233,937	110,941	–	122,996	–
Other securities	60,961	103,437	164,398	144,627	–	19,771	–
NHA mortgage-backed securities	33,503	–	33,503	7,548	–	25,955	–
Total	$346,843	$276,173	$623,016	$297,458	$6,162	$319,396	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:
T26 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

	As at
($ millions)	July 31 2024	October 31 2023
The Bank of Nova Scotia (Parent)	$248,617	$237,501
Bank domestic subsidiaries	31,356	39,988
Bank foreign subsidiaries	41,915	41,907
Total	$321,888	$319,396
The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (87%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction. Potential regulatory restrictions on the transferability of liquid assets held in Bank foreign subsidiaries are taken into consideration in the Bank’s liquidity management framework.

Scotiabank Third Quarter Report 2024	43

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets
In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:
T27 Asset encumbrance

	As at July 31, 2024 (1)
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)
Cash and deposits with central banks	$50,816	$–	$50,816	$–	$6,047	$44,769	$–
Deposits with financial institutions	7,513	–	7,513	–	39	7,474	–
Precious metals	2,419	–	2,419	–	–	2,419	–
Liquid securities:
Canadian government obligations	71,178	26,760	97,938	28,241	–	69,697	–
Foreign government obligations	121,030	130,368	251,398	117,979	–	133,419	–
Other liquid securities	79,043	95,269	174,312	139,244	–	35,068	–
Other securities	4,642	8,808	13,450	4,373	–	–	9,077
Loans classified as liquid assets:
NHA mortgage-backed securities	35,728	–	35,728	6,686	–	29,042	–
Other loans	731,125	–	731,125	6,385	84,655	17,769	622,316
Other financial assets (5)	241,412	(187,232)	54,180	13,492	–	–	40,688
Non-financial assets	57,460	–	57,460	–	–	–	57,460
Total	$1,402,366	$73,973	$1,476,339	$316,400	$90,741	$339,657	$729,541

	As at October 31, 2023 (1)
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)
Cash and deposits with central banks	$82,050	$–	$82,050	$–	$6,115	$75,935	$–
Deposits with financial institutions	8,262	–	8,262	–	47	8,215	–
Precious metals	937	–	937	–	–	937	–
Liquid securities:
Canadian government obligations	57,007	42,922	99,929	34,342	–	65,587	–
Foreign government obligations	104,123	129,814	233,937	110,941	–	122,996	–
Other liquid securities	60,961	103,437	164,398	144,627	–	19,771	–
Other securities	3,758	7,714	11,472	4,941	–	–	6,531
Loans classified as liquid assets:
NHA mortgage-backed securities	33,503	–	33,503	7,548	–	25,955	–
Other loans	724,952	–	724,952	4,693	88,682	13,064	618,513
Other financial assets (5)	273,930	(185,713)	88,217	15,287	–	–	72,930
Non-financial assets	61,560	–	61,560	–	–	–	61,560
Total	$1,411,043	$98,174	$1,509,217	$322,379	$94,844	$332,460	$759,534
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Assets which are restricted from being used to secure funding for legal or other reasons.
(3)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(4)
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(5)	Securities received as collateral against other financial assets are included within liquid securities and other securities.
As at July 31, 2024, total encumbered assets of the Bank were $407 billion (October 31, 2023 – $417 billion). Of the remaining $1,069 billion (October 31, 2023 – $1,092 billion) of unencumbered assets, $340 billion (October 31, 2023 – $332 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.
In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at July 31, 2024, the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating was $24 million or $642 million, respectively.
Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.
Liquidity coverage ratio
The Liquidity Coverage Ratio (LCR) measure is based on a 30-day liquidity stress scenario, with assumptions defined in the Liquidity Adequacy Requirements (LAR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI). The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.
HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.
The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

44	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s LCR for the quarter ended July 31, 2024, based on the average daily positions in the quarter:
T28 Bank’s average LCR
(1)

For the quarter ended July 31, 2024 ($ millions) (2)	Total unweighted Value (Average) (3)	Total weighted Value (Average) (4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$271,540

Cash outflows
Retail deposits and deposits from small business customers, of which:	$240,504	$24,307
Stable deposits	99,000	3,180
Less stable deposits	141,503	21,127
Unsecured wholesale funding, of which:	307,551	135,269
Operational deposits (all counterparties) and deposits in networks of cooperative banks	117,695	28,438
Non-operational deposits (all counterparties)	171,775	88,750
Unsecured debt	18,081	18,081
Secured wholesale funding	*	62,915
Additional requirements, of which:	266,222	59,259
Outflows related to derivative exposures and other collateral requirements	42,060	21,983
Outflows related to loss of funding on debt products	5,351	5,351
Credit and liquidity facilities	218,811	31,925
Other contractual funding obligations	1,645	1,643
Other contingent funding obligations (5)	577,858	8,251
Total cash outflows	*	$291,644

Cash inflows
Secured lending (e.g. reverse repos)	$274,663	$37,642
Inflows from fully performing exposures	37,004	22,746
Other cash inflows	27,219	27,219
Total cash inflows	$338,886	$87,607
		Total adjusted value (6)
Total HQLA	*	$271,540
Total net cash outflows	*	$204,037
Liquidity coverage ratio (%)	*	133%
For the quarter ended April 30, 2024 ($ millions)		Total adjusted value (6)
Total HQLA	*	$277,412
Total net cash outflows	*	$214,333
Liquidity coverage ratio (%)	*	129%
*	Disclosure is not required under regulatory guideline.
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(2)	Based on the average of daily positions of the 64 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR Guideline.
(5)
Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.
HQLA is substantially comprised of Level 1 assets (as defined in the LAR Guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.
The increase in the Bank’s average LCR for the quarter ended July 31, 2024 versus the average of the previous quarter was mainly attributable to lower cash outflows from unsecured wholesale funding, derivative exposures and other collateral requirements; and higher cash inflows from fully performing exposures, partly offset by lower HQLA. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.
Net stable funding ratio
The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance
sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.
ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance
sheet exposures.
The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.

Scotiabank Third Quarter Report 2024	45

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s NSFR as at July 31, 2024:
T29 Bank’s NSFR
(1)

	Unweighted Value by Residual Maturity				Weighted Value (3)
As at July 31, 2024 ($ millions)	No maturity (2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$91,023	$–	$–	$–	$91,023
Regulatory capital	91,023	–	–	–	91,023
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	192,995	95,231	43,303	45,715	343,714
Stable deposits	85,804	33,018	16,983	15,663	144,678
Less stable deposits	107,191	62,213	26,320	30,052	199,036
Wholesale funding:	215,967	263,951	57,250	128,266	320,357
Operational deposits	115,961	–	–	–	57,981
Other wholesale funding	100,006	263,951	57,250	128,266	262,376
Liabilities with matching interdependent assets (4)	–	1,462	3,175	13,813	–
Other liabilities:	57,579	147,012			22,297
NSFR derivative liabilities		7,863
All other liabilities and equity not included in the above categories	57,579	115,564	2,576	21,009	22,297
Total ASF					$777,391
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$22,051
Deposits held at other financial institutions for operational purposes	$2,117	$–	$–	$–	$1,059
Performing loans and securities:	112,053	174,215	80,711	475,613	558,440
Performing loans to financial institutions secured by Level 1 HQLA	20	6,993	7,965	–	5,849
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,821	86,442	9,257	14,816	32,211
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	65,153	60,121	34,430	209,271	280,827
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	154	232	1,874	1,411
Performing residential mortgages, of which:	22,758	20,053	28,242	245,710	215,792
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	22,758	19,910	27,970	230,568	202,714
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	21,301	606	817	5,816	23,761
Assets with matching interdependent liabilities (4)	–	1,462	3,175	13,813	–
Other assets:	4,659	201,036			60,952
Physical traded commodities, including gold	4,659				3,961
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		10,449			8,881
NSFR derivative assets		2,423			–
NSFR derivative liabilities before deduction of variation margin posted		24,136			1,207
All other assets not included in the above categories	–	117,125	–	46,903	46,903
Off-balance sheet items		514,438			19,661
Total RSF					$662,163
Net Stable Funding Ratio (%)					117%

As at April 30, 2024 ($ millions)	Weighted Value (3)
Total ASF	$773,065
Total RSF	661,869
Net stable funding ratio (%)	117%
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(2)
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the OSFI LAR Guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.
Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance
sheet items and other assets.
The Bank’s NSFR as at July 31, 2024 was unchanged versus the previous quarter as higher ASF from retail deposits and deposits from small business customers were partially offset by lower ASF from wholesale funding.

46	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Funding
The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.
Capital and personal deposits are key components of the Bank’s core funding and these amounted to $395 billion as at July 31, 2024 (October 31, 2023 – $385 billion). The increase since October 31, 2023 is due primarily to growth in personal deposits and common equity. A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity of 1 year or more) of $206 billion (October 31, 2023 – $216 billion). Longer-term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.
The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.
From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.
The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.
In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.
In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through Canada Mortgage and Housing Corporation (CMHC) programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program, retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and unsecured personal lines of credit receivables through the Halifax Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not historically entail the run-off
risk that can be experienced in funding raised from capital markets.
Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered
programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue offerings via its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia, Switzerland, Canada and Norway. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange and the Taiwan Exchange).
The Department of Finance’s
bail-in
regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares.

Scotiabank Third Quarter Report 2024	47

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.
Wholesale funding sources
T30 Wholesale funding
(1)

	As at July 31, 2024
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$4,615	$619	$395	$252	$317	$6,198	$47	$–	$–	$6,245
Bearer notes, commercial paper and certificate of deposits	5,625	16,091	17,627	12,641	5,438	57,422	745	255	142	58,564
Asset-backed commercial paper (3)	2,053	6,713	3,411	–	–	12,177	–	–	–	12,177
Senior notes (4)(5)	3,101	723	2,214	2,203	2,593	10,834	3,161	8,076	11,738	33,809
Bail-inable notes (5)	–	1,928	5,909	6,390	6,553	20,780	13,506	28,033	16,965	79,284
Asset-backed securities	–	–	2	–	–	2	1,509	1,366	840	3,717
Covered bonds	–	2,989	1,494	4,920	2,071	11,474	11,022	20,525	6,336	49,357
Mortgage securitization (6)	–	812	650	1,792	887	4,141	2,456	7,377	3,951	17,925
Subordinated debt (7)	–	–	51	–	285	336	1,752	183	7,415	9,686
Total wholesale funding sources	$15,394	$29,875	$31,753	$28,198	$18,144	$123,364	$34,198	$65,815	$47,387	$270,764

Of Which:

Unsecured funding	$13,341	$19,362	$26,195	$21,486	$15,186	$95,570	$19,211	$36,548	$36,261	$187,590
Secured funding	2,053	10,513	5,558	6,712	2,958	27,794	14,987	29,267	11,126	83,174

	As at October 31, 2023
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$2,363	$1,197	$129	$693	$450	$4,832	$415	$–	$–	$5,247
Bearer notes, commercial paper and certificate of deposits	12,026	15,304	20,407	17,064	7,060	71,861	1,739	268	79	73,947
Asset-backed commercial paper (3)	4,532	3,998	2,655	1,397	–	12,582	–	–	–	12,582
Senior notes (4)(5)	176	3,034	4,047	7,740	1,392	16,389	2,250	8,651	11,593	38,883
Bail-inable notes (5)	–	613	9,450	2,288	1,889	14,240	20,462	26,063	15,204	75,969
Asset-backed securities	–	1	–	–	–	1	910	1,387	851	3,149
Covered bonds	–	1,834	–	–	2,935	4,769	9,163	29,892	5,976	49,800
Mortgage securitization (6)	–	953	548	1,751	811	4,063	3,627	7,851	4,268	19,809
Subordinated debt (7)	–	–	2	–	–	2	336	1,976	9,322	11,636
Total wholesale funding sources	$19,097	$26,934	$37,238	$30,933	$14,537	$128,739	$38,902	$76,088	$47,293	$291,022

Of Which:

Unsecured funding	$14,566	$20,148	$34,034	$27,784	$10,792	$107,324	$25,201	$36,959	$36,198	$205,682
Secured funding	4,531	6,786	3,204	3,149	3,745	21,415	13,701	39,129	11,095	85,340
(1)
Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are principal at maturity based on remaining term.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)
Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.
Wholesale funding generally bears a higher risk of
run-off
in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $323 billion as at July 31, 2024 (October 31, 2023 – $319 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

48	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities
The table below provides the maturity of assets and liabilities as well as the off-balance
sheet commitments as at July 31, 2024, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.
T31 Contractual maturities

	As at July 31, 2024 (1)
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$54,272	$262	$524	$193	$128	$20	$33	$13	$5,303		$60,748
Trading assets	2,337	3,627	2,906	2,917	4,615	9,280	21,481	19,723	67,113		133,999
Securities purchased under resale agreements and securities borrowed	164,044	17,067	8,438	3,082	923	–	242	–	–		193,796
Derivative financial instruments	3,009	2,765	4,168	2,361	2,102	6,706	8,059	10,817	–		39,987
Investment securities – FVOCI	3,297	5,841	7,246	5,916	3,943	15,929	47,119	27,455	1,827		118,573
Investment securities – amortized cost	541	435	822	760	1,148	2,423	5,353	19,634	–		31,116
Investment securities – FVTPL	–	–	–	–	–	–	–	–	2,087		2,087
Loans	41,575	37,299	50,539	44,387	50,215	160,991	255,891	53,868	64,446		759,211
Residential mortgages	4,438	10,077	15,666	16,214	19,273	95,647	143,817	40,034	3,465	(2)	348,631
Personal loans	3,812	2,569	4,629	3,199	4,380	12,260	25,570	6,603	43,521		106,543
Credit cards	–	–	–	–	–	–	–	–	17,646		17,646
Business and government	33,325	24,653	30,244	24,974	26,562	53,084	86,504	7,231	6,396	(3)	292,973
Allowance for credit losses	–	–	–	–	–	–	–	–	(6,582)		(6,582)
Customers’ liabilities under acceptances	1,660	1,622	–	–	–	–	–	–	–		3,282
Other assets	–	–	–	–	–	–	–	–	59,567		59,567
Total assets	$270,735	$68,918	$74,643	$59,616	$63,074	$195,349	$338,178	$131,510	$200,343		$1,402,366

Liabilities and equity
Deposits	$91,732	$77,762	$72,179	$56,107	$50,651	$58,126	$75,865	$25,836	$440,943		$949,201
Personal	15,056	21,742	24,976	20,473	21,516	21,851	12,602	98	158,436		296,750
Non-personal	76,676	56,020	47,203	35,634	29,135	36,275	63,263	25,738	282,507		652,451
Financial instruments designated at fair value through profit or loss	2,897	1,006	1,411	2,210	1,711	5,218	8,300	15,001	–		37,754
Acceptances	1,708	1,622	–	–	–	–	–	–	–		3,330
Obligations related to securities sold short	486	1,906	1,504	1,263	1,002	3,272	6,537	7,438	9,264		32,672
Derivative financial instruments	2,254	2,444	3,933	2,100	1,981	7,096	10,056	17,500	–		47,364
Obligations related to securities sold under repurchase agreements and securities lent	176,869	1,379	137	1	–	–	209	–	–		178,595
Subordinated debentures	–	–	–	–	250	1,702	–	5,764	–		7,716
Other liabilities	624	976	1,291	1,381	1,011	3,275	6,569	8,240	39,148		62,515
Total equity	–	–	–	–	–	–	–	–	83,219		83,219
Total liabilities and equity	$276,570	$87,095	$80,455	$63,062	$56,606	$78,689	$107,536	$79,779	$572,574		$1,402,366

Off-balance sheet commitments
Credit commitments (4)	$2,239	$9,012	$16,286	$16,434	$20,136	$56,184	$140,112	$12,486	–		$272,889
Guarantees and letters of credit (5)	–	–	–	–	–	–	–	–	50,056		50,056
Outsourcing obligations (6)	19	38	35	8	8	31	61	16	–		216
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes primarily impaired mortgages.
(3)	Includes primarily overdrafts and impaired loans.
(4)	Includes the undrawn component of committed credit and liquidity facilities.
(5)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(6)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

Scotiabank Third Quarter Report 2024	49

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2023 (1)
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$85,337	$383	$50	$45	$47	$132	$246	$199	$4,810		$91,249
Trading assets	2,822	6,336	7,434	2,798	3,687	8,878	18,512	16,942	50,459		117,868
Securities purchased under resale agreements and securities borrowed	174,243	11,632	8,185	3,247	2,018	–	–	–	–		199,325
Derivative financial instruments	3,403	5,590	3,641	2,772	2,238	7,917	12,495	13,284	–		51,340
Investment securities – FVOCI	2,679	6,299	8,095	4,006	4,718	9,754	30,602	15,997	2,164		84,314
Investment securities – amortized cost	291	560	754	1,063	826	2,937	5,217	20,336	–		31,984
Investment securities – FVTPL	–	–	–	–	–	–	51	–	1,888		1,939
Loans	61,791	38,905	39,256	39,951	35,611	132,128	291,332	52,390	59,547		750,911
Residential mortgages	3,722	6,362	10,961	12,478	14,087	70,902	183,644	39,776	2,250	(2)	344,182
Personal loans	3,594	2,538	4,168	4,398	3,581	13,419	24,456	6,782	41,234		104,170
Credit cards	–	–	–	–	–	–	–	–	17,109		17,109
Business and government	54,475	30,005	24,127	23,075	17,943	47,807	83,232	5,832	5,326	(3)	291,822
Allowance for credit losses	–	–	–	–	–	–	–	–	(6,372)		(6,372)
Customers’ liabilities under acceptances	15,243	3,307	73	5	–	–	–	–	–		18,628
Other assets	–	–	–	–	–	–	–	–	63,485		63,485
Total assets	$345,809	$73,012	$67,488	$53,887	$49,145	$161,746	$358,455	$119,148	$182,353		$1,411,043

Liabilities and equity
Deposits	$109,973	$65,320	$70,697	$58,361	$46,318	$68,912	$86,716	$27,160	$418,876		$952,333
Personal	18,320	16,379	18,241	13,690	16,668	25,987	15,199	828	163,305		288,617
Non-personal	91,653	48,941	52,456	44,671	29,650	42,925	71,517	26,332	255,571		663,716
Financial instruments designated at fair value through profit or loss	385	696	1,333	1,084	1,361	6,979	4,045	10,896	–		26,779
Acceptances	15,333	3,307	73	5	–	–	–	–	–		18,718
Obligations related to securities sold short	312	2,039	2,216	1,016	2,032	2,915	6,827	7,503	11,543		36,403
Derivative financial instruments	2,542	4,561	2,866	2,328	1,983	8,440	14,489	21,451	–		58,660
Obligations related to securities sold under repurchase agreements and securities lent	157,525	821	1,661	–	–	–	–	–	–		160,007
Subordinated debentures	–	–	–	–	–	252	1,714	7,727	–		9,693
Other liabilities (3)	530	1,809	1,309	1,248	1,556	7,642	6,021	8,021	41,743		69,879
Total equity	–	–	–	–	–	–	–	–	78,571		78,571
Total liabilities and equity	$286,600	$78,553	$80,155	$64,042	$53,250	$95,140	$119,812	$82,758	$550,733		$1,411,043

Off-balance sheet commitments
Credit commitments (4)	$7,709	$8,558	$22,634	$17,905	$19,784	$47,035	$150,573	$11,571	–		$285,769
Guarantees and letters of credit (5)	–	–	–	–	–	–	–	–	49,112		49,112
Outsourcing obligations (6)	18	35	52	52	52	39	33	24	–		305
(1)
The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes primarily impaired mortgages.
(3)	Includes primarily overdrafts and impaired loans.
(4)	Includes the undrawn component of committed credit and liquidity facilities.
(5)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(6)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.
Credit ratings
Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.
The Bank continues to have strong credit ratings
and its deposits and legacy senior debt are rated AA by Morningstar DBRS, Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), and AA by Fitch. The Bank’s bail-inable senior debt is rated AA (low) by Morningstar DBRS, A2 by Moody’s,
AA-
by Fitch and
A-
by S&P. As of July 31, 2024, all rating agencies have a Stable outlook on the Bank. There were no changes made to the Bank’s credit ratings or outlooks during the quarter.

50	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management
The Bank continues to manage its capital in accordance with the capital management framework as described on pages 56 to 68 of the Bank’s 2023 Annual Report.
In June 2023, OSFI announced that the Domestic Stability Buffer (DSB) will increase to 3.5% of total risk-weighted assets (RWA), effective November 1, 2023. In addition, in June 2024, OSFI maintained the DSB at 3.5% of RWA. OSFI’s minimum regulatory capital ratio requirements, including the
D-SIB
1.0% surcharge and its DSB are: 11.5%, 13.0% and 15.0% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively.
Revised Basel III reforms
The final Basel III reforms for credit and operational risk were implemented in the second quarter of 2023, including an aggregate capital output floor, which ensures that banks’ RWAs generated by internal models are not lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. There is an international phase-in
period for the 72.5% aggregate capital output floor from 2023 until 2028, beginning at 65% for Canadian banks, increasing by 2.5% each year, to 72.5% in the first quarter of 2026. Internationally, adoption of the revised Basel III reforms is varied across jurisdictions. Current expectations are that many jurisdictions will implement no earlier than 2025.
In addition, the revised credit valuation adjustment framework (CVA) and Fundamental Review of the Trading Book (FRTB) market risk requirements were effective November 1, 2023 for the Bank with an approximate impact of
-28
basis points.
OSFI capital requirements for real estate secured lending
In June 2022, OSFI released a new Advisory (Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline
B-20),
which complements existing expectations under Guideline
B-20.
The Advisory articulates OSFI’s expectations regarding underwriting practices, procedures and capital requirements for Canadian residential mortgages within Combined Loan Plans (CLPs). The changes affected the Bank’s Scotia Total Equity Plan (STEP) product, which is considered a CLP. OSFI expects the balance within a STEP above 65% Loan To Value (LTV) to be amortizing and non-readvanceable.
The changes apply to newly originated STEPs as well as existing STEPs beginning November 1st, 2023 onward. To give effect to these changes, the portion of the STEP Global Limit above 65% LTV is reduced on a straight-line basis each month over 25 years until the STEP Global Limit reaches 65% LTV. This ensures that principal payments on balances over 65% LTV are non-readvanceable
in-line
with OSFI expectations.
OSFI Capital Adequacy Requirements (CAR) guidelines were updated, effective November 1, 2023. These changes require an increase in RWA for mortgages that have been in negative-amortization for three consecutive months with LTV over 65%. The Bank’s variable rate mortgage product adjusts the payment automatically with each change in the Bank’s Prime Lending Rate such that the amortization of the loan remains on track. As a result, the change in capital requirements for negative-amortization mortgages was not material to the Bank.
OSFI finalizes its Solo Total Loss Absorbing Capacity (TLAC) framework
In September 2023, OSFI finalized changes to its Solo TLAC Framework, effective the first quarter of 2024. Under this framework, OSFI has established a risk-based Solo TLAC ratio, which builds on the risk-based TLAC ratio set out in OSFI’s TLAC Guideline and the risk-based capital ratios described within OSFI’s Capital Adequacy Requirements Guideline. The risk-based Solo TLAC ratio will be the primary basis used by OSFI to assess the sufficiency of TLAC that is readily available to the domestic Parent Bank and to assess the Parent’s ability to act as a source of strength for its subsidiaries and/or other affiliates.
D-SIBs
are required to maintain a minimum Solo TLAC ratio of 21.5% on a continuous basis. Public disclosure of a
D-SIBs’
Solo TLAC ratio is not presently a requirement. OSFI plans to consult on its data assurance and its future public disclosure expectations in due course.
The Bank is compliant with OSFI’s final Solo TLAC requirements.
OSFI delays Increase of Basel III output floor
In July 2024, OSFI announced a
one-year
delay to the increase of the capital output floor. OSFI has noted that the one-year
delay will give OSFI time to consider the implementation timeline of the Basel III 2017 reforms in other jurisdictions.
As noted above, Canada concluded its implementation of the revised Basel III 2017 reforms in early 2024 and established an accelerated phase-in
of the capital output floor, calibrated at 65% in 2023, increasing in the first quarter by 2.5% per year through to 72.5% in 2026. OSFI’s announcement of a one-year
delay maintains the capital floor calibration at 67.5% through fiscal 2024 and fiscal 2025, increasing to 70% in 2026 and 72.5% in 2027. OSFI plans to continue to measure implementation progress of the Basel III 2017 reforms across jurisdictions with a focus on both the competitive balance in banking and the soundness of Canada’s capital regime.

Scotiabank Third Quarter Report 2024	51

MANAGEMENT’S DISCUSSION & ANALYSIS

Regulatory capital and total loss absorbing capacity ratios
The Bank’s various regulatory capital and total loss absorbing capacity measures consist of the following:
T32 Regulatory capital and total loss absorbing capacity ratios

	As at
($ millions)	July 31 2024	April 30 2024	October 31 2023
	Revised Basel III	Revised Basel III	Revised Basel III
Common Equity Tier 1 capital (1)	$60,432	$59,403	$57,041
Tier 1 capital (1)	69,299	68,282	65,223
Total regulatory capital (1)	77,411	76,789	75,651
Total loss absorbing capacity (TLAC) (2)	131,832	129,939	134,504
Risk-weighted assets (1)(3)	$453,658	$450,191	$440,017
Capital ratios (%) (1) :
Common Equity Tier 1 capital ratio	13.3	13.2	13.0
Tier 1 capital ratio	15.3	15.2	14.8
Total capital ratio	17.1	17.1	17.2
Total loss absorbing capacity ratio (2)	29.1	28.9	30.6
Leverage (4) :
Leverage exposures	$1,556,455	$1,555,486	$1,562,963
Leverage ratio (%)	4.5	4.4	4.2
Total loss absorbing capacity leverage ratio (%) (2)	8.5	8.4	8.6
(1)
Commencing Q1 2024, regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). The prior year regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)
As at July 31, 2024, the Bank did not have a regulatory capital floor add-on
to risk-weighted assets (RWA) for CET1, Tier 1, Total Capital and TLAC RWA (as at April 30, 2024 and October 31, 2023, the Bank did not have a regulatory capital floor add-on
to risk-weighted assets for CET1, Tier 1, Total Capital and TLAC RWA).

(4)	The leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
The Bank’s CET1 capital ratio was 13.3% as at July 31, 2024, an increase of approximately 10 basis points from the prior quarter, due primarily to internal capital generation, share issuances from the Bank’s Shareholder Dividend and Share Purchase Plan (DRIP), and revaluation gains on FVOCI securities, partly offset by higher risk-weighted assets.
The Bank’s Tier 1 capital ratio was 15.3%, as at July 31, 2024, an increase of approximately 10 basis points from the prior quarter, due mainly to the above noted impacts to the CET1 ratio.
The Total capital ratio was 17.1%, as at July 31, 2024, largely unchanged from the prior quarter, as the above noted impacts to the Tier 1 capital ratio and an issuance of $1 billion of subordinated debentures were offset by the redemption of $1.5 billion of subordinated debentures.
The Leverage ratio was 4.5% as at July 31, 2024, an increase of approximately 10 basis points from the prior quarter, mainly from higher Tier 1 capital.
The TLAC ratio was 29.1% as at July 31, 2024, an increase of approximately 20 basis points from the prior quarter, mainly from higher available TLAC.
The TLAC Leverage ratio was 8.5%, an increase of approximately 10 basis points from the prior quarter, due primarily to higher available TLAC.
As at July 31, 2024, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.
Continuity of Common Equity Tier 1 ratio
(1)

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).
Changes in regulatory capital
The Bank’s Common Equity Tier 1 capital was $60.4 billion, as at July 31, 2024, an increase of $1.0 billion from the prior quarter, due primarily to quarterly earnings less dividends of $452 million, share issuances of $483 million from the Shareholder Dividend and Share Purchase Plan and lower regulatory capital deductions of $114 million.
Risk-weighted assets
CET1 risk-weighted assets (RWA) increased during the quarter by $3.5 billion (or 0.8%) to $453.7 billion. RWA increased in the quarter primarily from changes in business banking book quality and increased retail lending volumes, partly offset by lower market risk RWA and the impacts from foreign currency translation.

52	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Global systemically important bank
(G-SIB)
disclosures
In 2013, the Basel Committee on Banking Supervision (BCBS), in conjunction with the Financial Stability Board (FSB), issued “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” which assesses the systemic importance of banks to the global financial system and wider economy. Banks with Basel III leverage exposures in excess of EUR 200 billion or those classified as a
G-SIB
in the past year are required to participate in an annual survey.
The
G-SIB
indicators as defined by the BCBS are intended to reflect the size of banks, their interconnectedness, the amount of financial institution infrastructure they provide, their cross-jurisdictional activity and their complexity. According to the most recent assessment by the FSB communicated in November 2023, the Bank is not considered to be a
G-SIB
based on October 31, 2022 indicators. However, the Bank is required to disclose the values of its indicators in accordance with the “Global systemically important banks – Public disclosure requirements” as revised by OSFI in 2021. The
G-SIB
indicators provided below are calculated based on specific instructions issued by the BCBS and may not be directly comparable against other disclosed information.
G-SIB
indicators

As at and for the year ended October 31 ($ millions)
Category (1)	Indicator (1)	2023	2022
Cross-jurisdictional activity	Cross-jurisdictional claims	$621,748	$643,118
	Cross-jurisdictional liabilities (2)	523,919	435,855
Size	Total exposures as defined for use in the Basel III leverage ratio	1,568,857	1,513,699
Interconnectedness	Intra-financial system assets	137,060	140,274
	Intra-financial system liabilities	113,679	108,988
	Securities outstanding	329,609	343,516
Substitutability/financial institution infrastructure	Payments activity	15,688,250	17,254,651
	Assets under custody	398,517	371,855
	Underwritten transactions in debt and equity markets	86,683	87,482
	Trading volume
	– Trading volume fixed income	3,608,810	2,809,979
	– Trading volume equities and other securities	1,453,062	1,554,656
Complexity	Notional amount of over-the-counter derivatives	7,439,646	7,291,214
	Trading, FVTPL, and FVOCI securities	49,485	38,359
	Level 3 assets	1,810	1,750
(1)	As defined by the BCBS publication “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” (July 2018).
(2)	2023 amount has been restated to exclude liabilities that are tradeable securities issued by the Bank and include repo liabilities.
Changes in
G-SIB
indicators
During 2023, payment activity decreased due primarily to lower volumes in Canadian and U.S. dollars. Cross-jurisdictional claims have increased mainly from deposits. Other year-over-year movements generally reflect changes in business activity or impacts from foreign currency translation.
Common dividend
The Board of Directors, at its meeting on August 26, 2024, approved a dividend of $1.06 per share, unchanged from last quarter. This quarterly dividend is payable to shareholders of record as of October 2, 2024, on October 29, 2024.
Shareholders of the Bank may elect to have their cash dividends reinvested in common shares of the Bank, in accordance with the Shareholder Dividend and Share Purchase Plan (the Plan). The Bank will continue to issue the common shares from treasury with a discount of 2% to the average market price (as defined in the Plan) for the dividend declared on August 27, 2024. Effective November 1, 2024, and until such time as the Bank elects otherwise, the Bank will suspend the discount to the Average Market Price (as defined in the Plan) for dividend reinvestments and stock dividends under the Plan and will discontinue issuances of common shares from treasury under the Plan. Effective November 1, 2024, and until such time as the Bank elects otherwise, purchases of common shares under the Plan will be made in the secondary mark et
in accordance with the provisions of the Plan.
Financial Instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 169 of the Bank’s 2023 Annual Report.
Management’s judgement on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgements can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, industry and market conditions.
Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market
exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way
(only one party will ever post collateral) or
bi-lateral
(either party may post depending upon which party is
in-the-money).
The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 85 of the Bank’s 2023 Annual Report).
Total derivative notional amounts were $9,549 billion as at July 31, 2024, compared to $8,222 billion as at April 30, 2024 (October 31, 2023 – $8,015 billion). The quarterly increase was primarily due to higher volume of interest rate contracts. The total notional amount of over-the-counter
derivatives was $8,854 billion compared to $7,578 billion as at April 30, 2024 (October 31, 2023 – $7,437 billion), of which $6,684 billion was settled through central counterparties as at July 31, 2024 (April 30, 2024 – $5,475 billion; October 31, 2023 – $5,396 billion). The credit equivalent amount, after taking master netting arrangements into account, was $32.3 billion which remained unchanged primarily due to higher exposure in equity contracts which were fully offset by lower currency, interest rate and other commodities contracts.

Scotiabank Third Quarter Report 2024	53

MANAGEMENT’S DISCUSSION & ANALYSIS

Selected credit instruments
A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 72 of the Bank’s 2023 Annual Report. The Bank’s net exposures have remained substantially unchanged from year end.
Off-Balance
Sheet Arrangements
In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.
No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 69 to 71 of the Bank’s 2023 Annual Report.
Structured entities
The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.
A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $7.6 billion as at July 31, 2024 (October 31, 2023 – $7.1 billion). As at July 31, 2024, total commercial paper outstanding for these conduits was $6.4 billion (October 31, 2023 – $5.4 billion). Funded assets purchased and held by these conduits as at July 31, 2024, as reflected at original cost, were $6.3 billion (October 31, 2023 – $5.3 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2023.
Legal Provision
The Bank, through its Peruvian subsidiary, is engaged in legal actions related to certain value-added tax assessed amounts and associated interest totaling $176 million, which arose from certain client transactions that occurred prior to the Bank’s acquisition of the subsidiary. The legal action in Peru relating to the original assessed amount was heard by the Peruvian Constitutional Court in June 2023 and during this quarter, the case was decided in favour of the Government of Peru. Accordingly, the Bank paid $34 million representing the principal and associated reasonable interest, which was recorded in non-interest expenses – other. In November 2021, the Peruvian Constitutional Court dismissed the matter relating to the accrued default interest for procedural reasons. With respect to this default interest component, and in relation to the Constitutional Court of Peru’s treatment of Scotiabank Peru, in October 2022, the Bank filed a request for arbitration against the Republic of Peru before the International Centre for the Settlement of Investment Disputes (ICSID), pursuant to the provisions of the Canada-Peru Free Trade Agreement. In May 2024, the ICSID Tribunal issued a ruling that narrowed the scope of the Bank’s case. This case is now proceeding through the arbitration process. Following these developments, the Bank recorded a legal provision of $142 million in non-interest expenses – other, representing the amount at issue in the arbitration. The Bank intends to continue to vigorously advance its position.
Regulatory Developments
The Bank continues to monitor global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Legal and compliance risk section in the Bank’s 2023 Annual Report, and may be updated below.
Consumer-Driven Banking Framework (Open Banking)
On June 20, 2024, the Federal Government passed the Budget Implementation Act, 2024, No. 1, as an initial step toward launching Canada’s Consumer-Driven Banking Framework (the Framework) by introducing the draft Consumer-Driven Banking Act (CDBA). The legislation clarifies the application of the CDBA, providing guidelines for its scope and enforcement. Other key aspects of the Framework, such as liability and privacy, are expected to be revealed in the Budget Implementation Act No. 2, to be tabled in the fall. The Bank is monitoring this regulatory development.
Interest Rate Benchmark Reform
The publication of the
1-month,
2-month
and
3-month
Canadian Dollar Offered Rate (CDOR) tenors ceased as of June 28, 2024. The Bank transitioned substantially all contracts referencing CDOR and Bankers Acceptances (BAs) to alternative rates such as Canadian Overnight Repo Rate Average (CORRA) or Prime in advance of the cessation date or through the adoption of fallback provisions.
Canadian Federal Tax Measures
On June 20, 2024, the Federal Budget Implementation Acts (Bill
C-59
and Bill
C-69)
received royal assent to become law, which included certain tax measures affecting the Bank, such as the denial of the dividend received deduction for financial institutions. The Budget Implementation Acts did not include the proposed increase to the capital gains inclusion rate from 50% to 66.7% for gains realized after June 24, 2024. This legislation is expected to be enacted in a future bill.
Global Minimum Tax
The Organisation for Economic
Co-operation
and Development (OECD) published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises, with consolidated revenues in excess of
€
750 million, pay a minimum effective tax of 15% in each jurisdiction they operate. OECD member countries are in the process of developing domestic tax legislation to implement

54	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

the rules. During the quarter, Canada enacted the Global Minimum Tax (GMT) Act as part of Bill C-69 on June 20, 2024. In addition, Barbados also enacted their local GMT legislation to introduce a domestic minimum top-up tax. These laws will apply to the Bank from fiscal year 2025 onwards.
The IASB previously issued amendments to IAS 12
Income Taxes
for a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two GMT rules, which the Bank has applied.
The Bank continues to make progress in assessing the impact of presently enacted or substantively enacted legislation in applicable jurisdictions. Based on our current assessment, the Bank can rely on the transitional safe harbour with respect to most of the jurisdictions where the Bank operates. For the jurisdictions that the Bank cannot rely on the transitional safe harbour, the Bank is working on detailed calculations in accordance with the GMT rules.
Competition Act
On June 20, 2024, Bill
C-59
received royal assent amending the Competition Act to include an explicit prohibition against making misleading environmental benefit claims in the form of representations to the public that are not based on adequate and proper testing or substantiation. These amendments also include a private right of action in respect of such misrepresentations to the public, which will take effect in 2025. Additional guidance from the Competition Bureau is expected. The Bank is monitoring this regulatory development.
Anti-Money Laundering
On July 5, 2024, draft regulations under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act were released by the Department of Finance. Among other things, the regulations provide an expanded definition of a listed person or entity to capture individuals and entities listed under almost all Canadian sanctions legislation. The Bank is monitoring this proposed regulatory development.
Accounting Policies and Controls
Accounting policies and estimates
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34
Interim Financial Reporting
, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The material accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2023, as described in Note 3 of the Bank’s audited consolidated financial statements in the 2023 Annual Report except for changes to the accounting for insurance contracts as a result of adopting IFRS 17
Insurance Contracts
. These are discussed in Notes 3 and 4 of the condensed interim consolidated financial statements.
Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2023 Annual Report other than the updates described below:
IFRS 18
Presentation and Disclosure in Financial Stateme
nts
The IASB issued IFRS 18
Presentation and Disclosure in Financial Statements
on April 9, 2024, to replace IAS 1
Presentation of Financial Statements
and is effective for annual periods beginning on or after January 1, 2027. IFRS 18 introduces a defined structure for the presentation of the statement of income, including required totals and subtotals, as well as aggregating and disaggregating principles to categorize financial information. The standard also requires all Management-defined performance measures to be disclosed in the notes to the financial statements.
IFRS 18 will be effective for the Bank on November 1, 2027, with early adoption permitted. The Bank is currently assessing the impact of this new standard.
IFRS 9
Financial Instruments
and
IFRS 7
Financial Instruments
– Amendme
nts
On May 30, 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)” to address post-implementation review findings of IFRS 9
Financial Instruments
.
The amendments introduce an accounting policy option to derecognize financial liabilities settled through an electronic payment system before the settlement date upon meeting certain conditions. The amendments clarify the assessment of contractual cash flow characteristics of financial assets based on contingent events, such as interest rates linked to environmental, social and governance (ESG) targets, the treatment of non-recourse
assets, and contractually linked instruments. The amendments introduce new disclosure requirements for financial instruments with contractual terms that can change cash flows due to events not directly related to changes in basic lending risks, such as certain loans subject to ESG targets. Additionally, the amendments change some of the disclosure requirements for equity instruments designated at fair value through other comprehensive income.
The amendments are effective for the Bank on November 1, 2026. The Bank can early adopt either all the amendments at the same time or only the amendments related to the classification of financial assets and the related disclosures. The Bank is currently assessing the impact of these amendments.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the three months ended July 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2023 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Scotiabank Third Quarter Report 2024	55

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data
T33 Shares and other instruments

July 31, 2024	Amount ($ millions)		Dividends declared per share (1)		Number outstanding (000s)		Conversion feature
Common Shares (2)		$21,549		$1.06		1,237,339	n/a

NVCC Additional Tier 1 Securities (3)(5)	Amount ($ millions)		Distribution (4)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes	U.S.$	1,250	U.S.$	20.9906		8.21370	1,250
Subordinated Additional Tier 1 Capital Notes	U.S.$	1,250	U.S.$	12.25		4.900	1,250
Limited Recourse Capital Notes Series 1		$1,250		$9.25		3.700	1,250
Limited Recourse Capital Notes Series 2	U.S.$	600	U.S.$	9.0625		3.625	600
Limited Recourse Capital Notes Series 3		$1,500		$17.5575		7.023	1,500
Limited Recourse Capital Notes Series 4	U.S.$	750	U.S.$	21.5625		8.625	750
Limited Recourse Capital Notes Series 5	U.S.$	750	U.S.$	20.0000		8.000	750

NVCC Subordinated Debentures (3)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due December 2025					U.S.$	1,250	4.500
Subordinated debentures due July 2029 (6)						$–	2.836
Subordinated debentures due May 2032						$1,750	3.934
Subordinated debentures due December 2032					JPY	33,000	1.800
Subordinated debentures due August 2033						$1,000	5.679
Subordinated debentures due December 2033					JPY	12,000	1.830
Subordinated debentures due August 2034						$1,000	4.959
Subordinated debentures due May 2037					U.S.$	1,250	4.588

Other	Amount ($ millions)		Distribution (4)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust (7)		$750		$28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares (2)							11,877
(1)
Dividends are paid quarterly, if and when declared. Represents dividends announced on August 27, 2024. The Board of Directors, at its meeting on August 26, 2024, approved a dividend payable on October 29, 2024 to shareholders of record as of October 2, 2024.

(2)	As at August 16, 2024, the number of outstanding common shares and options were 1,237,339 thousand and 11,839 thousand, respectively.
(3)
These securities contain
Non-Viability
Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. Refer to Notes 21 and 24 of the Consolidated Financial Statements in the Bank’s 2023 Annual Report for further details. The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC Subordinated additional Tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC Limited Recourse Capital Notes as at July 31, 2024 would be 4,560 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(4)	Distributions per face amount of $1,000 or U.S.$1,000 semi-annually or quarterly, as applicable.
(5)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.
(6)
On July 3, 2024, the Bank redeemed all outstanding $1,500 million 2.836% Subordinated Debentures (NVCC) due July 2029 at 100% of their principal amount plus accrued and unpaid interest. For more details, refer to Note 12 of the Consolidated Financial Statements.

(7)	These securities have exchange features. Refer to Table 31 in the Bank’s 2023 Annual Report for further details.
For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s Consolidated Financial Statements in the 2023 Annual Report.

56	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Glossary
Allowance for Credit Losses:
An allowance set aside which, in management’s opinion, is adequate to absorb credit-related losses on all financial assets and off-balance
sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.
Allowance for Credit Losses Ratio:
The ratio of period end total allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Impaired Loans Ratio:
The ratio of period end impaired allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Performing Loans Ratio:
The ratio of period end performing allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance against Impaired Loans as a % of Gross Impaired Loans:
The ratio of allowance against impaired loans to gross impaired loans.
Assets Under Administration (AUA):
Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.
Assets Under Management (AUM):
Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.
Bankers’ Acceptances (BAs):
Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point:
A unit of measure defined as
one-hundredth
of one percent.
Book Value per Common Share:
Common shareholders’ equity divided by the number of outstanding common shares at the end of the period.
Canadian Overnight Repo Rate Average (CORRA):
CORRA measures the cost of overnight general collateral funding in Canadian dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions.
Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios:
Under Revised Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.
CET1 consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.
Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative
preferred shares,
non-cumulative
subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowances for credit losses.
Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.
Covered Bonds:
Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.
Derivative Products:
Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Dividend Yield:
Dividends per common share divided by the average of the high and low share price in the relevant period.
Effective Tax Rate:
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expenses by the income before taxes.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.
Foreign Exchange Contracts:
Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA):
A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures:
Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
Gross Impaired Loans as a % of Loans and Acceptances:
The ratio of gross impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Hedging:
Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans:
Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt.
Leverage Ratio:
The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance
sheet assets and
off-balance
sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.

Scotiabank Third Quarter Report 2024	57

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity Coverage Ratio (LCR):
The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Marked-To-Market:
The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.
Market Value to Book Value Multiple:
This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.
Net Impaired Loans as a % of Loans and Acceptances:
The ratio of net impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Net Interest Margin:
Net interest margin is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets.
Net Stable Funding Ratio (NSFR):
The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Net Write-offs as a % of Average Net Loans and Acceptances:
The ratio of net write-offs expressed as a percentage of average net loans and acceptances.
Non-Viability
Contingent Capital (NVCC):
In order to qualify for inclusion in regulatory capital, all non-common
Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability
of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable
bank.
Notional Principal Amounts:
The contract or principal amounts used to determine payments for certain off-balance
sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance
Sheet Instruments:
These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank’s balance sheet under IFRS.
Operating Leverage:
This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest
expenses.
Options:
Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI:
The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Pacific Alliance:
Comprises the countries of Chile, Colombia, Mexico and Peru.
Price to Earnings Multiple (Trailing 4 Quarters):
Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.
Productivity Ratio:
This ratio represents
non-interest
expenses as a percentage of total revenue. Management uses the productivity ratio as a measure of the Bank’s efficiency.
Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances:
The ratio of PCL on loans, acceptances and
off-balance
sheet exposures expressed as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances:
PCL on impaired loans ratio under IFRS 9 is calculated using PCL on impaired loans, acceptances and off-balance
sheet exposures as a percentage of average net loans and acceptances.
Repos:
Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
Return on Assets (ROA):
Net income expressed as a percentage of total average assets.
Return on Equity (ROE):
Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. The Bank attributes capital to its business lines on a basis that approximates 11.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent in each business segment. Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.
Return on Tangible Common Equity (ROTCE):
Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.
Reverse Repos:
Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets:
Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Revised Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Revised Basel III Framework. In addition, the Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approaches for operational risk capital which are converted to risk-weighted assets.
Securitization:
The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.
Structured Entities:
A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.
Standby Letters of Credit and Letters of Guarantee:
Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.

58	Scotiabank Third Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Structured Credit Instruments:
A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.
Swaps:
Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
Taxable Equivalent Basis (TEB):
The Bank analyzes net interest income,
non-interest
income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up
is recorded in the Other segment.
Total Annual Shareholder Return (TSR):
Total annual shareholder return is calculated as the overall change in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.
Total Loss Absorbing Capacity (TLAC):
The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).
Other TLAC Instruments include prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.
Value At Risk (VaR):
An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Yield Curve:
A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Scotiabank Third Quarter Report 2024	59

MANAGEMENT’S DISCUSSION & ANALYSIS

Basel III Glossary
Credit Risk Parameters
Exposure at Default (EAD):
Generally represents the expected gross exposure – outstanding amount for on-balance
sheet exposure and loan equivalent amount for
off-balance
sheet exposure at default.
Probability of Default (PD):
Measures the likelihood that a borrower will default within a one-year
time horizon, expressed as a percentage.
Loss Given Default (LGD):
Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate:
Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank:
Defined as a debt obligation of a bank or bank equivalent.
Sovereign:
Defined as a debt obligation of a sovereign, central bank, multi development banks and public sector entities (PSEs).
Securitization:
On-balance
sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance
sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.
Retail
Residential Mortgage:
Loans to individuals against residential property (four units or less).
Secured Lines of Credit:
Revolving personal lines of credit secured by residential real estate.
Qualifying Revolving Retail Exposures:
Credit cards and unsecured lines of credit for individuals.
Other Retail:
All other personal loans.
Exposure
Sub-types
Drawn:
Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.
Undrawn:
Unutilized portion of authorized committed credit lines.
Other Exposures
Repo-Style Transactions:
Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC Derivatives:
Over-the-counter
derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.
Other
Off-balance
Sheet:
Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.
Exchange-Traded Derivative Contracts:
Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.
Qualifying Central Counterparty (QCCP):
A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.
Asset Value Correlation Multiplier (AVC):
Basel III has higher risk weights on exposures to certain Financial Institutions (FIs) relative to the non-financial
corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to CAD $150 billion and all exposures to unregulated FIs.
Specific
Wrong-Way
Risk (WWR):
Specific
Wrong-Way
Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.
Basel III Regulatory Capital Floor:
Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2023, the capital floor add-on
is determined under the Revised Basel III Framework by comparing RWA generated for IRB and standardized portfolios to RWA calculated under a standardized approach at the required capital floor calibration. A shortfall to the capital floor RWA requirement is added to the Bank’s RWA.

60	Scotiabank Third Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

62	Condensed Interim Consolidated Financial Statements

67	Notes to the Condensed Interim Consolidated Financial Statements

	67	Note 1 - Reporting entity

	67	Note 2 - Basis of preparation

	67	Note 3 - Material accounting policies

	68	Note 4 - Transition to IFRS 17

	68	Note 5 - Future accounting developments

	68	Note 6 - Cash and deposits with financial institutions

	68	Note 7 - Investment securities

	70	Note 8 - Loans, impaired loans and allowance for credit losses

	79	Note 9 - Derecognition of financial assets

	80	Note 10 - Investments in associates

81	Note 11 - Deposits

81	Note 12 - Capital and financing transactions

82	Note 13 - Capital management

82	Note 14 - Share-based payments

82	Note 15 - Employee benefits

83	Note 16 - Operating segments

86	Note 17 - Interest income and expense

86	Note 18 - Earnings per share

86	Note 19 - Financial instruments

93	Note 20 - Provisions

93	Note 21 - Corporate income taxes

94	Note 22 - Divestiture

94	Note 23 - Events after the Consolidated Statement of Financial Position date

Scotiabank Third Quarter Report 2024	61

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	July 31 2024 (1)	April 30 2024 (1)	October 31 2023 (1)
Assets
Cash and deposits with financial institutions	6	$58,329	$58,631	$90,312
Precious metals		2,419	1,253	937
Trading assets
Securities		124,117	123,091	107,612
Loans		7,642	7,141	7,544
Other		2,240	2,048	2,712
		133,999	132,280	117,868
Securities purchased under resale agreements and securities borrowed		193,796	192,858	199,325
Derivative financial instruments		39,987	44,856	51,340
Investment securities	7	151,776	144,784	118,237
Loans
Residential mortgages	8	348,631	344,168	344,182
Personal loans	8	106,543	105,528	104,170
Credit cards	8	17,646	17,579	17,109
Business and government	8	292,973	292,758	291,822
		765,793	760,033	757,283
Allowance for credit losses	8(c)	6,582	6,507	6,372
		759,211	753,526	750,911
Other
Customers’ liability under acceptances, net of allowance		3,282	9,117	18,628
Property and equipment		5,384	5,493	5,642
Investments in associates	10	2,107	2,067	1,925
Goodwill and other intangible assets		16,969	17,054	17,193
Deferred tax assets		3,177	3,455	3,541
Other assets		31,930	34,056	35,184
		62,849	71,242	82,113
Total assets		$1,402,366	$1,399,430	$1,411,043
Liabilities
Deposits
Personal	11	$296,750	$292,117	$288,617
Business and government	11	606,964	605,457	612,267
Financial institutions	11	45,487	44,454	51,449
		949,201	942,028	952,333
Financial instruments designated at fair value through profit or loss	19(b)	37,754	32,987	26,779
Other
Acceptances		3,330	9,205	18,718
Obligations related to securities sold short		32,672	37,780	36,403
Derivative financial instruments		47,364	52,861	58,660
Obligations related to securities sold under repurchase agreements and securities lent		178,595	173,602	160,007
Subordinated debentures	12	7,716	8,129	9,693
Other liabilities		62,515	61,763	69,879
		332,192	343,340	353,360
Total liabilities		1,319,147	1,318,355	1,332,472
Equity
Common equity
Common shares	12	21,549	21,066	20,109
Retained earnings		57,541	57,081	55,673
Accumulated other comprehensive income (loss)		(6,298)	(7,502)	(6,931)
Other reserves		(67)	(68)	(84)
Total common equity		72,725	70,577	68,767
Preferred shares and other equity instruments		8,779	8,779	8,075
Total equity attributable to equity holders of the Bank		81,504	79,356	76,842
Non-controlling interests in subsidiaries		1,715	1,719	1,729
Total equity		83,219	81,075	78,571
Total liabilities and equity		$1,402,366	$1,399,430	$1,411,043
(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

62	Scotiabank Third Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the nine months ended
(Unaudited) ($ millions)	Note	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Revenue
Interest income (2)
Loans		$12,137	$11,792	$11,525	$35,841	$33,220
Securities		2,367	2,277	1,831	6,947	4,934
Securities purchased under resale agreements and securities borrowed		413	372	397	1,131	1,101
Deposits with financial institutions		766	771	936	2,415	2,460
	17	15,683	15,212	14,689	46,334	41,715
Interest expense
Deposits		10,106	9,761	9,438	29,780	25,924
Subordinated debentures		122	121	123	378	338
Other		593	636	555	1,847	1,857
	17	10,821	10,518	10,116	32,005	28,119
Net interest income		4,862	4,694	4,573	14,329	13,596
Non-interest income
Card revenues		220	214	188	643	579
Banking services fees		494	477	474	1,471	1,405
Credit fees		370	437	469	1,303	1,382
Mutual funds		570	551	541	1,659	1,600
Brokerage fees		333	317	285	941	833
Investment management and trust		278	273	261	817	770
Underwriting and advisory fees		202	196	146	534	402
Non-trading foreign exchange		236	245	213	709	672
Trading revenues		370	383	360	1,226	1,383
Net gain on sale of investment securities		2	19	30	24	130
Net income from investments in associated corporations		54	57	55	157	135
Insurance service results		115	108	97	337	309
Other fees and commissions		308	286	283	885	751
Other		(50)	90	92	109	(5)
		3,502	3,653	3,494	10,815	10,346
Total revenue		8,364	8,347	8,067	25,144	23,942
Provision for credit losses		1,052	1,007	819	3,021	2,166
		7,312	7,340	7,248	22,123	21,776
Non-interest expenses
Salaries and employee benefits		2,455	2,455	2,377	7,356	7,139
Premises and technology		737	699	660	2,144	1,957
Depreciation and amortization		428	410	412	1,259	1,230
Communications		89	99	101	294	296
Advertising and business development		146	148	142	446	417
Professional		215	191	198	568	560
Business and capital taxes		167	171	153	521	472
Other		712	538	516	1,811	1,523
		4,949	4,711	4,559	14,399	13,594
Income before taxes		2,363	2,629	2,689	7,724	8,182
Income tax expense	21	451	537	497	1,521	2,086
Net income		$1,912	$2,092	$2,192	$6,203	$6,096
Net income attributable to non-controlling interests in subsidiaries		36	26	20	87	81
Net income attributable to equity holders of the Bank		$1,876	$2,066	$2,172	$6,116	$6,015
Preferred shareholders and other equity instrument holders		120	123	105	351	310
Common shareholders		$1,756	$1,943	$2,067	$5,765	$5,705
Earnings per common share (in dollars)
Basic	18	$1.43	$1.59	$1.72	$4.72	$4.78
Diluted	18	1.41	1.57	1.70	4.66	4.73
Dividends paid per common share (in dollars)		1.06	1.06	1.06	3.18	3.12
(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(2)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $15,230 for the three months ended July 31, 2024 (April 30, 2024 – $14,776; July 31, 2023 – $14,127) and for the nine months ended July 31, 2024 – $44,904 (July 31, 2023 – $40,221).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2024	63

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Net income	$1,912	$2,092	$2,192	$6,203	$6,096
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(814)	753	(946)	(1,813)	670
Net gains (losses) on hedges of net investments in foreign operations	377	(375)	298	618	(242)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(3)	4	(14)	(4)	(6)
Net gains (losses) on hedges of net investments in foreign operations	103	(106)	82	165	(81)
	(537)	480	(716)	(1,356)	515
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	2,151	(1,712)	(559)	2,817	1,027
Reclassification of net (gains) losses to net income	(1,811)	1,435	711	(1,914)	(169)
Income tax expense (benefit):
Net gains (losses) in fair value	582	(458)	(149)	763	253
Reclassification of net (gains) losses to net income	(494)	385	199	(511)	(31)
	252	(204)	102	651	636
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	2,777	(723)	(1,601)	3,701	3,300
Reclassification of net (gains) losses to net income	(1,114)	(89)	1,025	(1,348)	(3,304)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	773	(235)	(424)	1,035	973
Reclassification of net (gains) losses to net income	(309)	13	257	(368)	(1,003)
	1,199	(590)	(409)	1,686	26
Net changes in finance income/(expense) from insurance contracts:
Net finance income/(expense) from insurance contracts	(2)	(1)	(1)	5	(6)
Income tax expense (benefit)	–	(1)	(1)	1	(3)
	(2)	–	–	4	(3)
Other comprehensive income (loss) from investments in associates	1	1	7	(2)	(5)
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	120	289	245	(121)	(199)
Income tax expense (benefit)	33	81	68	(39)	(64)
	87	208	177	(82)	(135)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	125	(59)	(181)	306	(128)
Income tax expense (benefit)	35	(36)	(32)	59	(37)
	90	(23)	(149)	247	(91)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	127	(474)	(1,848)	(758)	(1,277)
Income tax expense (benefit)	36	(132)	(513)	(210)	(336)
	91	(342)	(1,335)	(548)	(941)
Other comprehensive income (loss) from investments in associates	–	–	–	1	2
Other comprehensive income (loss)	1,181	(470)	(2,323)	601	4
Comprehensive income (loss)	$3,093	$1,622	$(131)	$6,804	$6,100
Comprehensive income (loss) attributable to non-controlling interests	13	60	88	55	219
Comprehensive income (loss) attributable to equity holders of the Bank	3,080	1,562	(219)	6,749	5,881
Preferred shareholders and other equity instrument holders	120	123	105	351	310
Common shareholders	$2,960	$1,439	$(324)	$6,398	$5,571
(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

64	Scotiabank Third Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2023 (3)	$20,109	$55,673	$(1,755)	$(1,104)	$14	$(4,545)	$459	$(84)	$68,767	$8,075	$76,842	$1,729	$78,571
Net income	–	5,765	–	–	–	–	–	–	5,765	351	6,116	87	6,203
Other comprehensive income (loss)	–	–	(1,341)	652	239	1,692	(609)	–	633	–	633	(32)	601
Total comprehensive income	$–	$5,765	$(1,341)	$652	$239	$1,692	$(609)	$–	$6,398	$351	$6,749	$55	$6,804
Shares/instruments issued	1,440	–	–	–	–	–	–	(1)	1,439	1,004	2,443	–	2,443
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	(300)	(300)	–	(300)
Dividends and distributions paid to equity holders	–	(3,886)	–	–	–	–	–	–	(3,886)	(351)	(4,237)	(73)	(4,310)
Share-based payments (4)	–	–	–	–	–	–	–	11	11	–	11	–	11
Other	–	(11)	–	–	–	–	–	7	(4)	–	(4)	4	–
Balance as at July 31, 2024	$21,549	$57,541	$(3,096)	$(452)	$253	$(2,853)	$(150)	$(67)	$72,725	$8,779	$81,504	$1,715	$83,219

Balance as at October 31, 2022	$18,707	$53,761	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)	$65,150	$8,075	$73,225	$1,524	$74,749
Cumulative impact of adopting IFRS 17, net of tax	–	(1)	–	–	–	–	–	–	(1)	–	(1)	–	(1)
Restated Balance as at November 1, 2022	$18,707	$53,760	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)	$65,149	$8,075	$73,224	$1,524	$74,748
Net income	–	5,705	–	–	–	–	–	–	5,705	310	6,015	81	6,096
Other comprehensive income (loss)	–	–	387	635	(114)	23	(1,065)	–	(134)	–	(134)	138	4
Total comprehensive income	$–	$5,705	$387	$635	$(114)	$23	$(1,065)	$–	$5,571	$310	$5,881	$219	$6,100
Shares/instruments issued	920	–	–	–	–	–	–	(3)	917	–	917	–	917
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends and distributions paid to equity holders	–	(3,725)	–	–	–	–	–	–	(3,725)	(310)	(4,035)	(75)	(4,110)
Share-based payments (4)	–	–	–	–	–	–	–	12	12	–	12	–	12
Other	–	1	(43)	–	(1)	1	–	55	13	–	13	(13)	–
Balance as at July 31, 2023 (3)	$19,627	$55,741	$(2,134)	$(847)	$101	$(4,762)	$299	$(88)	$67,937	$8,075	$76,012	$1,655	$77,667
(1)	Includes undistributed retained earnings of $73 (July 31, 2023 – $66) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits, Own credit risk, and Insurance contracts.
(3)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(4)	Represents amounts on account of share-based payments (refer to Note 14).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2024	65

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the nine months ended
Sources (uses) of cash flows	July 31 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Cash flows from operating activities
Net income	$1,912	$2,192	$6,203	$6,096
Adjustment for:
Net interest income	(4,862)	(4,573)	(14,329)	(13,596)
Depreciation and amortization	428	412	1,259	1,230
Provision for credit losses	1,052	819	3,021	2,166
Equity-settled share-based payment expense	1	1	11	12
Net gain on sale of investment securities	(2)	(30)	(24)	(130)
Net (gain)/loss on divestitures	136	–	136	–
Net income from investments in associated corporations	(54)	(55)	(157)	(135)
Income tax expense	451	497	1,521	2,086
Changes in operating assets and liabilities:
Trading assets	(1,593)	(5,568)	(15,818)	(5,847)
Securities purchased under resale agreements and securities borrowed	(206)	(17,220)	5,567	(23,800)
Loans	(7,550)	6,727	(13,551)	(2,234)
Deposits	11,038	22,047	6,754	43,597
Obligations related to securities sold short	(5,227)	(3,341)	(3,890)	(2,949)
Obligations related to securities sold under repurchase agreements and securities lent	4,387	17,261	18,035	8,075
Net derivative financial instruments	2,149	(1,433)	3,251	(465)
Other, net	637	629	(2,812)	(2,328)
Interest and dividends received	15,914	14,882	46,006	41,755
Interest paid	(10,966)	(9,419)	(31,338)	(24,930)
Income tax paid	(532)	(501)	(1,385)	(1,625)
Net cash from/(used in) operating activities	7,113	23,327	8,460	26,978
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(384)	(23,830)	30,818	(22,897)
Purchase of investment securities	(23,166)	(20,121)	(88,194)	(68,383)
Proceeds from sale and maturity of investment securities	18,470	23,723	57,231	68,386
Property and equipment, net of disposals	(134)	(217)	(368)	(289)
Other, net	(242)	26	(719)	(538)
Net cash from/(used in) investing activities	(5,456)	(20,419)	(1,232)	(23,721)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	1,000	1,000	1,000	1,337
Redemption of subordinated debentures	(1,500)	–	(3,250)	(2)
Proceeds from preferred shares and other equity instruments issued	–	–	1,004	–
Redemption of preferred shares	–	–	(300)	–
Proceeds from common shares issued	483	467	1,440	920
Cash dividends and distributions paid	(1,424)	(1,375)	(4,237)	(4,035)
Distributions to non-controlling interests	(17)	(14)	(73)	(75)
Payment of lease liabilities	(74)	(78)	(232)	(248)
Other, net	(630)	582	(3,406)	326
Net cash from/(used in) financing activities	(2,162)	582	(8,054)	(1,777)
Effect of exchange rate changes on cash and cash equivalents	(11)	(147)	(94)	90
Net change in cash and cash equivalents	(516)	3,343	(920)	1,570
Cash and cash equivalents at beginning of period (2)	9,769	9,292	10,173	11,065
Cash and cash equivalents at end of period (2)	$9,253	$12,635	$9,253	$12,635
(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(2)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 6).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

66	Scotiabank Third Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity
The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at 40 Temperance Street, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation
Statement of compliance
These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.
These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
(IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2023.
The condensed interim consolidated financial statements for the quarter ended July 31, 2024 have been approved by the Board of Directors for issue on August 27, 2024.
Basis of measurement
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income
Functional and presentation currency
These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Use of estimates and judgements
The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgements and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial
assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Material accounting policies
These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2023 included in the 2023 Annual Report.
The material accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2023 as described in Note 3 of the Bank’s audited consolidated financial statements in the 2023 Annual Report, except for the changes described below.
IFRS 17 –
Insurance Contracts
On November 1, 2023, the Bank adopted IFRS 17
Insurance Contracts
which provides a comprehensive principle-based framework for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 provides three models to apply to all insurance contracts: the general measurement model, the variable fee approach, and the premium allocation approach.
Under IFRS 17, the Bank identifies its insurance contracts under which it accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. For short duration contracts, the Bank applies the premium allocation approach which requires that the expected premium be recognized into income over the coverage period and a liability be established to the extent that cash inflows are received earlier than the recognition of premiums into insurance revenue. For long duration contracts, IFRS 17 requires recognition of probability-weighted fulfilment cashflows and a risk adjustment for non-financial
risk for groups of contracts. To the extent that those groups of contracts are expected to be profitable, a contractual service margin liability is recognized on the Consolidated Statement of Financial Position which represents unearned profits that will be recognized in the Consolidated Statement of Income in the future over the life of the contract. Insurance revenue is earned over the period the Bank provides insurance coverage and as risk is released. For all insurance contracts, losses on onerous contracts are recognized in income immediately.

Scotiabank Third Quarter Report 2024	67

CONDENSED INTERIM CONSOLIDATED FINANCI
A
L STATEMENTS

4.	Transition to IFRS 17
On transition, IFRS 17 is applied on a full retrospective basis unless impractical, where either the modified retrospective or fair value method may be used. The Bank assessed the data and assumptions required to apply IFRS 17 and determined that the full retrospective approach could be applied for its short duration contracts and the fair value approach was applied for its longer duration contracts. Consequently, the Bank has restated the comparative year results from the transition date of November 1, 2022. The impact of adopting IFRS 17 was not significant to the Bank.

5.	Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2023 Annual Report other than the updates described below:
IFRS 18
Presentation and Disclosure in Financial Statements
The IASB issued IFRS 18
Presentation and Disclosure in Financial Statements
on April 9, 2024, to replace IAS 1
Presentation of Financial Statements
and is effective for annual periods beginning on or after January 1, 2027. IFRS 18 introduces a defined structure for the presentation of the statement of income, including required totals and subtotals, as well as aggregating and disaggregating principles to categorize financial information. The standard also requires all Management-defined performance measures to be disclosed in the notes to the financial statements.
IFRS 18 will be effective for the Bank on November 1, 2027, with early adoption permitted. The Bank is currently assessing the impact of this new standard.
IFRS 9
Financial Instruments and IFRS 7 Financial Instruments – Amendments
On May 30, 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)” to address post-implementation review findings of IFRS 9 Financial Instruments.
The amendments introduce an accounting policy option to derecognize financial liabilities settled through an electronic payment system before the settlement date upon meeting certain conditions. The amendments clarify the assessment of contractual cash flow characteristics of financial assets based on contingent events, such as interest rates linked to environmental, social and governance (ESG) targets, the treatment of non-recourse assets, and contractually linked instruments. The amendments introduce new disclosure requirements for financial instruments with contractual terms that can change cash flows due to events not directly related to changes in basic lending risks, such as certain loans subject to ESG targets. Additionally, the amendments change some of the disclosure requirements for equity instruments designated at fair value through other comprehensive income.
The amendments are effective for the Bank on November 1, 2026. The Bank can early adopt either all the amendments at the same time or only the amendments related to the classification of financial assets and the related disclosures. The Bank is currently assessing the impact of these amendments.

6.	Cash and deposits with financial institutions

	As at
($ millions)	July 31 2024		April 30 2024		October 31 2023
Cash and non-interest-bearing deposits with financial institutions	$9,253		$9,769		$10,173
Interest-bearing deposits with financial institutions	49,076		48,862		80,139
Total	$58,329	(1)	$58,631	(1)	$90,312	(1)
(1)	Net of allowances of $3 (April 30, 2024 – $3; October 31, 2023 – $7).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $5,507 million (April 30, 2024 – $5,817 million; October 31, 2023 – $5,758 million) and are included above.

7.	Investment securities
The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	July 31 2024	April 30 2024	October 31 2023
Debt investment securities measured at FVOCI	$116,696	$108,947	$82,150
Debt investment securities measured at amortized cost	31,116	32,045	31,984
Equity investment securities designated at FVOCI	1,877	1,752	2,164
Equity investment securities measured at FVTPL	2,040	1,986	1,888
Debt investment securities measured at FVTPL	47	54	51
Total investment securities	$151,776	$144,784	$118,237

68	Scotiabank Third Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at July 31, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$20,836	$186	$163	$20,859
Canadian provincial and municipal debt	16,476	207	214	16,469
U.S. treasury and other U.S. agency debt	46,017	292	1,049	45,260
Other foreign government debt	31,014	169	473	30,710
Other debt	3,414	28	44	3,398
Total	$117,757	$882	$1,943	$116,696

As at April 30, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$18,504	$9	$341	$18,172
Canadian provincial and municipal debt	14,933	12	462	14,483
U.S. treasury and other U.S. agency debt	45,728	16	1,805	43,939
Other foreign government debt	29,756	106	693	29,169
Other debt	3,244	4	64	3,184
Total	$112,165	$147	$3,365	$108,947

As at October 31, 2023 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$12,794	$6	$413	$12,387
Canadian provincial and municipal debt	7,680	2	536	7,146
U.S. treasury and other U.S. agency debt	30,741	32	2,075	28,698
Other foreign government debt	32,246	91	936	31,401
Other debt	2,597	2	81	2,518
Total	$86,058	$133	$4,041	$82,150
(b) Debt investment securities measured at amortized cost

	As at
	July 31, 2024		April 30, 2024		October 31, 2023
($ millions)	Fair value	Carrying value (1)	Fair value	Carrying value (1)	Fair value	Carrying value (1)
Canadian federal and provincial government issued or guaranteed debt	$9,621	$9,672	$9,538	$9,724	$9,927	$10,211
U.S. treasury and other U.S. agency debt	18,126	19,154	18,409	19,812	17,912	19,788
Other foreign government debt	2,088	2,089	2,307	2,316	1,860	1,871
Corporate debt	211	201	198	193	117	114
Total	$30,046	$31,116	$30,452	$32,045	$29,816	$31,984

(1)	Balances are net of allowances, which are $1 (April 30, 2024 – $1; October 31, 2023 – $1).
(c) Equity investment securities designated at fair value through other comprehensive income (FVOCI)

As at July 31, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$1,375	$574	$72	$1,877
Total	$1,375	$574	$72	$1,877

As at April 30, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$1,375	$461	$84	$1,752
Total	$1,375	$461	$84	$1,752

As at October 31, 2023 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$1,947	$390	$173	$2,164
Total	$1,947	$390	$173	$2,164

Scotiabank Third Quarter Report 2024	69

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Dividend income earned on equity securities designated at FVOCI of $21 million for the three months ended July 31, 2024 (April 30, 2024 – $33 million; July 31, 2023 – $37 million) and for the nine months ended July 31, 2024 – $101 million (July 31, 2023 – $112 million) has been recognized in interest income.
During the three months ended July 31, 2024, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $
0.2
million (April 30, 2024 – $
453
 million; July 31, 2023 – $
778
million) and for the nine months ended July 31, 2024 – $
938
million (July 31, 2023 – $
1,586
 million). This has resulted in a realized gain of $
0.2
million in the three months ended July 31, 2024 (April 30, 2024 – realized gain of $
39
 million; July 31, 2023 – realized loss of $
126
million) and for the nine months ended July 31, 2024 – realized gain of $
21
million (July 31, 2023 – realized loss of $
193
million).

8.	Loans, impaired loans and allowance for credit losses
(a) Loans at amortized cost

	As at
	July 31, 2024
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$348,631	$1,210	$347,421
Personal loans	106,543	2,372	104,171
Credit cards	17,646	1,190	16,456
Business and government	292,973	1,810	291,163
Total	$765,793	$6,582	$759,211

	As at
	April 30, 2024			October 31, 2023
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$344,168	$1,188	$342,980	$344,182	$1,084	$343,098
Personal loans	105,528	2,340	103,188	104,170	2,414	101,756
Credit cards	17,579	1,239	16,340	17,109	1,237	15,872
Business and government	292,758	1,740	291,018	291,822	1,637	290,185
Total	$760,033	$6,507	$753,526	$757,283	$6,372	$750,911
(b) Impaired loans
(1)

	As at
	July 31, 2024
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$2,197	$593	$1,604
Personal loans	1,139	659	480
Credit cards	–	–	–
Business and government	3,153	788	2,365
Total	$6,489	$2,040	$4,449
By geography:
Canada	$1,868	$552	$1,316
United States	6	1	5
Mexico	1,369	399	970
Peru	733	394	339
Chile	1,300	292	1,008
Colombia	364	142	222
Other international	849	260	589
Total	$6,489	$2,040	$4,449

70	Scotiabank Third Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at
	April 30, 2024			October 31, 2023
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$2,178	$580	$1,598	$1,864	$498	$1,366
Personal loans	1,175	656	519	1,176	664	512
Credit cards	–	–	–	–	–	–
Business and government	3,046	764	2,282	2,686	719	1,967
Total	$6,399	$2,000	$4,399	$5,726	$1,881	$3,845
By geography:
Canada	$1,774	$533	$1,241	$1,564	$514	$1,050
United States	6	1	5	–	–	–
Mexico	1,370	401	969	1,183	372	811
Peru	734	389	345	691	372	319
Chile	1,258	283	975	1,098	264	834
Colombia	401	135	266	356	97	259
Other international	856	258	598	834	262	572
Total	$6,399	$2,000	$4,399	$5,726	$1,881	$3,845

(1)	Interest income recognized on impaired loans during the three months ended July 31, 2024 was $22 (April 30, 2024 – $22; October 31, 2023 – $15).

(c)	Allowance for credit losses

(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of a set of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, interest rates, and house price indices, which are closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).
The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgement both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events up to the date of financial statements.
The Bank has applied expert credit judgement in the determination of the allowance for credit losses to capture, as described above, all relevant risk factors up to the end of the reporting period. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk.
The base case scenario assumes weaker economic growth in both Canada and the U.S. in 2024 relative to last quarter’s baseline; however in subsequent forecasted quarters, Canada’s growth returns to levels similar to prior forecast and the U.S. slightly exceeds the prior expectation. This lowered performance expectation in both economies in the near term reflects weaker than expected published data for the first (calendar) quarter of 2024 in both economies. Economic growth is expected to strengthen in Canada in the second half of 2024 as slowing effects from past policy rate hikes are waning and housing activity picks up. The Bank expects the Bank of Canada to continue reducing its policy rate through the end of 2025, while the U.S. central bank is expected to start reducing its policy rate in the third quarter of this year.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario is based on weaker global and domestic demand, deteriorating private sector financial conditions and confidence. These are reducing economic activity and inflation worldwide from the base case scenario, requiring central banks to reduce their monetary policy rates to mitigate the decline in economic activity and prevent inflation from falling below targeted ranges. This scenario is based on the banking sector turmoil in the U.S. and Europe in the spring of 2023. Lastly, the very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. This results in higher inflation, requiring central banks to raise their policy rate to higher levels than in the base case to bring inflation under control.

Scotiabank Third Quarter Report 2024	71

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further changes in these variables up to the date of the financial statements is incorporated through expert credit judgement. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at July 31, 2024	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.9	2.2	2.8	3.2	-1.8	3.0	-4.4	3.5
Consumer price index, y/y %	2.4	1.9	2.5	2.3	1.6	1.6	5.9	2.1
Unemployment rate, average %	6.4	6.1	6.1	5.0	8.2	7.0	10.6	7.4
Bank of Canada overnight rate target, average %	3.9	2.9	4.0	3.6	3.4	2.1	4.8	3.5
HPI - Housing Price Index, y/y % change	0.8	3.5	1.9	4.7	-4.9	4.3	-6.5	3.5
USD/CAD exchange rate, average	1.35	1.29	1.34	1.28	1.46	1.27	1.51	1.29
U.S.
Real GDP growth, y/y % change	1.7	2.2	2.4	3.1	-1.8	3.1	-3.9	3.4
Consumer price index, y/y %	2.8	2.2	3.0	2.6	1.7	1.9	6.6	2.4
Target federal funds rate, upper limit, average %	4.7	3.0	4.8	3.7	4.1	1.8	5.6	3.6
Unemployment rate, average %	4.1	4.2	3.9	3.8	5.8	4.8	7.7	5.1
Mexico
Real GDP growth, y/y % change	2.1	1.9	2.6	2.7	-0.2	2.5	-2.1	3.1
Unemployment rate, average %	3.3	3.8	3.2	3.3	4.2	4.0	6.2	4.8
Chile
Real GDP growth, y/y % change	3.2	2.1	5.0	3.0	0.0	2.9	-3.5	3.7
Unemployment rate, average %	7.9	6.5	7.4	5.8	9.5	6.8	11.4	7.2
Peru
Real GDP growth, y/y % change	2.6	3.2	3.5	4.7	1.7	3.6	-0.1	4.1
Unemployment rate, average %	7.1	6.9	6.6	4.9	8.6	7.3	12.2	8.9
Colombia
Real GDP growth, y/y % change	1.8	2.8	3.3	4.3	0.9	3.2	-0.9	3.7
Unemployment rate, average %	11.1	10.3	10.4	7.8	13.3	10.9	19.1	13.4
Caribbean
Real GDP growth, y/y % change	3.7	3.8	4.2	4.5	2.8	4.2	1.0	4.7
Global
WTI oil price, average USD/bbl	79	69	84	85	64	60	58	58
Copper price, average USD/lb	4.91	5.10	5.09	5.70	4.39	4.93	4.25	4.84
Global GDP, y/y % change	3.3	2.5	4.3	3.4	0.3	3.2	-1.6	3.6

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at April 30, 2024	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.7	2.1	2.8	3.3	-2.0	2.9	-4.6	3.4
Consumer price index, y/y %	2.5	1.8	2.7	2.3	1.8	1.5	6.4	2.0
Unemployment rate, average %	6.4	6.1	5.9	4.7	8.1	7.0	10.5	7.4
Bank of Canada overnight rate target, average %	4.4	2.6	4.6	3.5	3.9	1.9	5.5	3.2
HPI - Housing Price Index, y/y % change	-0.7	4.0	0.0	5.4	-6.4	4.7	-8.0	3.9
USD/CAD exchange rate, average	1.34	1.29	1.34	1.28	1.44	1.27	1.50	1.30
U.S.
Real GDP growth, y/y % change	2.0	2.2	2.9	3.1	-1.5	3.1	-3.6	3.4
Consumer price index, y/y %	3.1	2.2	3.3	2.7	2.0	1.8	7.0	2.4
Target federal funds rate, upper limit, average %	5.1	2.7	5.4	3.8	4.4	1.6	6.0	3.2
Unemployment rate, average %	3.9	4.4	3.7	3.9	5.5	5.0	7.3	5.3
Mexico
Real GDP growth, y/y % change	2.5	1.8	3.5	3.0	0.7	2.4	-2.3	3.0
Unemployment rate, average %	3.2	3.8	2.9	2.7	4.0	3.9	6.1	4.8
Chile
Real GDP growth, y/y % change	2.9	2.5	5.3	4.2	-0.2	3.3	-2.8	3.9
Unemployment rate, average %	7.8	6.8	7.2	5.6	9.6	7.1	11.5	7.5
Peru
Real GDP growth, y/y % change	2.7	3.0	3.7	4.2	1.3	3.4	-1.0	3.8
Unemployment rate, average %	6.4	6.8	5.9	5.1	7.7	7.2	11.2	8.7
Colombia
Real GDP growth, y/y % change	1.6	2.9	2.9	4.2	0.2	3.4	-2.1	3.9
Unemployment rate, average %	10.7	10.2	10.0	8.2	12.9	10.7	18.8	13.2
Caribbean
Real GDP growth, y/y % change	3.8	3.8	4.8	5.0	2.5	4.2	0.1	4.7
Global
WTI oil price, average USD/bbl	80	70	85	87	65	62	58	60
Copper price, average USD/lb	4.16	5.11	4.31	5.75	3.81	4.97	3.64	4.90
Global GDP, y/y % change	2.58	2.72	3.62	3.75	-0.38	3.42	-2.25	3.83

72	Scotiabank Third Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at October 31, 2023	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	0.7	2.9	1.3	4.2	-2.2	3.5	-4.3	3.9
Consumer price index, y/y %	2.8	2.0	2.8	2.5	1.8	1.6	6.4	2.2
Unemployment rate, average %	6.0	5.7	5.7	4.2	7.6	6.3	9.7	6.6
Bank of Canada overnight rate target, average %	4.8	2.6	4.8	3.5	3.6	1.4	5.8	3.3
HPI - Housing Price Index, y/y % change	-1.9	1.4	-1.4	2.9	-5.5	2.2	-6.8	1.5
USD/CAD exchange rate, average	1.27	1.24	1.27	1.22	1.41	1.26	1.47	1.28
U.S.
Real GDP growth, y/y % change	1.0	1.9	1.5	2.7	-2.0	2.7	-3.8	3.0
Consumer price index, y/y %	3.2	2.2	3.5	2.6	1.9	1.8	7.0	2.5
Target federal funds rate, upper limit, average %	5.3	2.5	5.4	3.4	4.2	0.8	6.3	3.1
Unemployment rate, average %	4.1	4.5	3.9	4.1	5.6	5.0	7.2	5.2
Mexico
Real GDP growth, y/y % change	1.7	2.2	2.6	3.3	-0.2	2.7	-2.8	3.2
Unemployment rate, average %	3.7	3.9	3.6	3.2	4.7	4.1	6.8	4.9
Chile
Real GDP growth, y/y % change	1.3	2.9	2.8	4.6	-0.9	3.5	-3.1	4.1
Unemployment rate, average %	8.5	7.0	8.2	6.3	9.6	7.3	11.3	7.6
Peru
Real GDP growth, y/y % change	1.9	2.7	2.7	3.9	0.8	3.1	-1.4	3.6
Unemployment rate, average %	6.9	7.0	6.2	5.1	8.3	7.3	11.6	8.8
Colombia
Real GDP growth, y/y % change	2.4	3.0	3.7	4.3	1.4	3.4	-0.9	3.9
Unemployment rate, average %	9.2	9.9	8.6	7.9	11.1	10.3	15.6	12.3
Caribbean
Real GDP growth, y/y % change	3.8	3.8	4.5	4.9	2.8	4.2	0.5	4.7
Global
WTI oil price, average USD/bbl	78	66	84	82	68	63	62	61
Copper price, average USD/lb	3.97	5.01	4.11	5.65	3.70	4.89	3.56	4.83
Global GDP, y/y % change	2.75	2.45	3.62	3.48	0.10	3.10	-1.48	3.45

(iii)	Sensitivity
Relative to the base case scenario, the weighting of these multiple scenarios increased the reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $4,784 million (April 30, 2024 – $4,734 million; October 31, 2023 – $4,719 million) from $4,400 million (April 30, 2024 – $4,534 million; October 31, 2023 – $4,510 million).
The Bank enhanced its IFRS 9 models in the current quarter, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. If the Bank was to apply a weighted average of its two pessimistic scenarios for the measurement of allowance for credit losses for such assets, the allowance for credit losses on performing financial instruments would be $987 million higher than the reported allowance for credit losses as at July 31, 2024 (April 30, 2024 – $539 million and October 31, 2023 – $436 million), excluding the consideration of changes in qualitative overlays or expert credit judgement. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.
Under the current probability-weighted scenarios, if all performing financial assets were in Stage 1, reflecting a
12-month
expected loss period, the allowance for credit losses would be $657 million (April 30, 2024 – $570 million; October 31, 2023 – $553 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2023	Provision for credit losses (1)	Net write-offs	Other, including foreign currency adjustment	Balance as at July 31, 2024
Residential mortgages	$1,084	$214	$(61)	$(27)	$1,210
Personal loans	2,414	1,427	(1,375)	(94)	2,372
Credit cards	1,237	822	(857)	(12)	1,190
Business and government	1,876	568	(265)	(106)	2,073
	$6,611	$3,031	$(2,558)	$(239)	$6,845
Presented as:
Allowance for credit losses on loans	$6,372				$6,582
Allowance for credit losses on acceptances (2)	90				48
Allowance for credit losses on off-balance sheet exposures (3)	149				215
(1)	Excludes amounts associated with other assets and reversal of impairment losses of $(10). The provision for credit losses, net of these amounts, is $3,021.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank Third Quarter Report 2024	73

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ millions)	Balance as at November 1, 2022	Provision for credit losses (1)	Net write-offs	Other, including foreign currency adjustment	Balance as at July 31, 2023
Residential mortgages	$899	$99	$(52)	$63	$1,009
Personal loans	2,137	907	(844)	91	2,291
Credit cards	1,083	701	(661)	53	1,176
Business and government	1,368	465	(214)	(16)	1,603
	$5,487	$2,172	$(1,771)	$191	$6,079
Presented as:
Allowance for credit losses on loans	$5,348				$5,893
Allowance for credit losses on acceptances (2)	31				53
Allowance for credit losses on off-balance sheet exposures (3)	108				133
(1)	Excludes amounts associated with other assets and reversal of impairment losses of $(6). The provision for credit losses, net of these amounts, is $2,166.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at July 31, 2024
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$201	$416	$593	$1,210
Personal loans	553	1,160	659	2,372
Credit cards	303	887	–	1,190
Business and government	589	433	788	1,810
Total (1)	$1,646	$2,896	$2,040	$6,582
(1)	Excludes allowance for credit losses of $278 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at October 31, 2023
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$265	$321	$498	$1,084
Personal loans	647	1,103	664	2,414
Credit cards	414	823	–	1,237
Business and government	535	383	719	1,637
Total (1)	$1,861	$2,630	$1,881	$6,372
(1)	Excludes allowance for credit losses of $257 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at July 31, 2023
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$222	$304	$483	$1,009
Personal loans	673	986	632	2,291
Credit cards	430	746	–	1,176
Business and government	398	314	705	1,417
Total (1)	$1,723	$2,350	$1,820	$5,893
(1)	Excludes allowance for credit losses of $201 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

74	Scotiabank Third Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the three months ended
	July 31, 2024				July 31, 2023
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$259	$349	$580	$1,188	$220	$306	$455	$981
Provision for credit losses
Remeasurement (1)	(86)	89	83	86	(50)	21	70	41
Newly originated or purchased financial assets	12	–	–	12	9	–	–	9
Derecognition of financial assets and maturities	(3)	(6)	–	(9)	(2)	(4)	–	(6)
Changes in models and methodologies (2)	(22)	3	–	(19)	–	–	–	–
Transfer to (from):
Stage 1	59	(44)	(15)	–	50	(38)	(12)	–
Stage 2	(9)	51	(42)	–	(10)	38	(28)	–
Stage 3	–	(20)	20	–	–	(18)	18	–
Gross write-offs	–	–	(23)	(23)	–	–	(28)	(28)
Recoveries	–	–	6	6	–	–	6	6
Foreign exchange and other movements	(9)	(6)	(16)	(31)	5	(1)	2	6
Balance at end of period	$201	$416	$593	$1,210	$222	$304	$483	$1,009
Personal loans
Balance at beginning of period	$626	$1,058	$656	$2,340	$677	$982	$608	$2,267
Provision for credit losses
Remeasurement (1)	(182)	284	378	480	(180)	229	255	304
Newly originated or purchased financial assets	89	–	–	89	94	–	–	94
Derecognition of financial assets and maturities	(26)	(54)	–	(80)	(24)	(45)	–	(69)
Changes in models and methodologies (2)	(68)	96	–	28	–	–	–	–
Transfer to (from):
Stage 1	183	(178)	(5)	–	156	(153)	(3)	–
Stage 2	(57)	90	(33)	–	(54)	77	(23)	–
Stage 3	(4)	(128)	132	–	(3)	(103)	106	–
Gross write-offs	–	–	(551)	(551)	–	–	(381)	(381)
Recoveries	–	–	88	88	–	–	65	65
Foreign exchange and other movements	(8)	(8)	(6)	(22)	7	(1)	5	11
Balance at end of period	$553	$1,160	$659	$2,372	$673	$986	$632	$2,291
Credit cards
Balance at beginning of period	$357	$882	$–	$1,239	$425	$710	$–	$1,135
Provision for credit losses
Remeasurement (1)	(101)	161	214	274	(63)	152	193	282
Newly originated or purchased financial assets	31	–	–	31	55	–	–	55
Derecognition of financial assets and maturities	(13)	(15)	–	(28)	(16)	(23)	–	(39)
Changes in models and methodologies (2)	(38)	21	–	(17)	–	–	–	–
Transfer to (from):
Stage 1	99	(99)	–	–	64	(64)	–	–
Stage 2	(30)	30	–	–	(38)	38	–	–
Stage 3	–	(95)	95	–	–	(65)	65	–
Gross write-offs	–	–	(359)	(359)	–	–	(310)	(310)
Recoveries	–	–	55	55	–	–	50	50
Foreign exchange and other movements	(2)	2	(5)	(5)	3	(2)	2	3
Balance at end of period	$303	$887	$–	$1,190	$430	$746	$–	$1,176
Total retail loans
Balance at beginning of period	$1,242	$2,289	$1,236	$4,767	$1,322	$1,998	$1,063	$4,383
Provision for credit losses
Remeasurement (1)	(369)	534	675	840	(293)	402	518	627
Newly originated or purchased financial assets	132	–	–	132	158	–	–	158
Derecognition of financial assets and maturities	(42)	(75)	–	(117)	(42)	(72)	–	(114)
Changes in models and methodologies (2)	(128)	120	–	(8)	–	–	–	–
Transfer to (from):
Stage 1	341	(321)	(20)	–	270	(255)	(15)	–
Stage 2	(96)	171	(75)	–	(102)	153	(51)	–
Stage 3	(4)	(243)	247	–	(3)	(186)	189	–
Gross write-offs	–	–	(933)	(933)	–	–	(719)	(719)
Recoveries	–	–	149	149	–	–	121	121
Foreign exchange and other movements	(19)	(12)	(27)	(58)	15	(4)	9	20
Balance at end of period	$1,057	$2,463	$1,252	$4,772	$1,325	$2,036	$1,115	$4,476
Non-retail loans:
Business and government
Balance at beginning of period	$653	$447	$798	$1,898	$456	$322	$704	$1,482
Provision for credit losses
Remeasurement (1)	(146)	13	144	11	16	43	111	170
Newly originated or purchased financial assets	204	–	–	204	103	–	–	103
Derecognition of financial assets and maturities	(187)	(12)	(4)	(203)	(87)	(20)	(14)	(121)
Changes in models and methodologies (2)	200	37	–	237	–	–	–	–
Transfer to (from):
Stage 1	37	(37)	–	–	18	(18)	–	–
Stage 2	(21)	22	(1)	–	(14)	16	(2)	–
Stage 3	–	(4)	4	–	–	(2)	2	–
Gross write-offs	–	–	(93)	(93)	–	–	(81)	(81)
Recoveries	–	–	12	12	–	–	23	23
Foreign exchange and other movements	(2)	(3)	(36)	(41)	(4)	1	(23)	(26)
Balance at end of period including off-balance sheet exposures	$738	$463	$824	$2,025	$488	$342	$720	$1,550
Less: Allowance for credit losses on off-balance sheet exposures (3)	(149)	(30)	(36)	(215)	(90)	(28)	(15)	(133)
Balance at end of period (3)	$589	$433	$788	$1,810	$398	$314	$705	$1,417

Scotiabank Third Quarter Report 2024	75

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at and for the nine months ended
	July 31, 2024				July 31, 2023
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$265	$321	$498	$1,084	$197	$296	$406	$899
Provision for credit losses
Remeasurement (1)	(194)	155	263	224	(123)	38	176	91
Newly originated or purchased financial assets	32	–	–	32	25	–	–	25
Derecognition of financial assets and maturities	(7)	(16)	–	(23)	(6)	(11)	–	(17)
Changes in models and methodologies (2)	(22)	3	–	(19)	–	–	–	–
Transfer to (from):
Stage 1	164	(124)	(40)	–	134	(101)	(33)	–
Stage 2	(30)	148	(118)	–	(25)	108	(83)	–
Stage 3	–	(62)	62	–	–	(44)	44	–
Gross write-offs	–	–	(77)	(77)	–	–	(71)	(71)
Recoveries	–	–	16	16	–	–	19	19
Foreign exchange and other movements	(7)	(9)	(11)	(27)	20	18	25	63
Balance at end of period	$201	$416	$593	$1,210	$222	$304	$483	$1,009
Personal loans
Balance at beginning of period	$647	$1,103	$664	$2,414	$665	$921	$551	$2,137
Provision for credit losses
Remeasurement (1)	(553)	759	1,134	1,340	(552)	695	676	819
Newly originated or purchased financial assets	279	–	–	279	278	–	–	278
Derecognition of financial assets and maturities	(73)	(147)	–	(220)	(66)	(124)	–	(190)
Changes in models and methodologies (2)	(68)	96	–	28	–	–	–	–
Transfer to (from):
Stage 1	523	(512)	(11)	–	475	(465)	(10)	–
Stage 2	(175)	259	(84)	–	(150)	212	(62)	–
Stage 3	(11)	(381)	392	–	(7)	(285)	292	–
Gross write-offs	–	–	(1,591)	(1,591)	–	–	(1,023)	(1,023)
Recoveries	–	–	216	216	–	–	179	179
Foreign exchange and other movements	(16)	(17)	(61)	(94)	30	32	29	91
Balance at end of period	$553	$1,160	$659	$2,372	$673	$986	$632	$2,291
Credit cards
Balance at beginning of period	$414	$823	$–	$1,237	$436	$647	$–	$1,083
Provision for credit losses
Remeasurement (1)	(299)	503	610	814	(218)	413	467	662
Newly originated or purchased financial assets	111	–	–	111	146	–	–	146
Derecognition of financial assets and maturities	(39)	(47)	–	(86)	(50)	(57)	–	(107)
Changes in models and methodologies (2)	(38)	21	–	(17)	–	–	–	–
Transfer to (from):
Stage 1	262	(262)	–	–	199	(199)	–	–
Stage 2	(104)	104	–	–	(107)	107	–	–
Stage 3	–	(244)	244	–	–	(188)	188	–
Gross write-offs	–	–	(1,002)	(1,002)	–	–	(820)	(820)
Recoveries	–	–	145	145	–	–	159	159
Foreign exchange and other movements	(4)	(11)	3	(12)	24	23	6	53
Balance at end of period	$303	$887	$–	$1,190	$430	$746	$–	$1,176
Total retail loans
Balance at beginning of period	$1,326	$2,247	$1,162	$4,735	$1,298	$1,864	$957	$4,119
Provision for credit losses
Remeasurement (1)	(1,046)	1,417	2,007	2,378	(893)	1,146	1,319	1,572
Newly originated or purchased financial assets	422	–	–	422	449	–	–	449
Derecognition of financial assets and maturities	(119)	(210)	–	(329)	(122)	(192)	–	(314)
Changes in models and methodologies (2)	(128)	120	–	(8)	–	–	–	–
Transfer to (from):
Stage 1	949	(898)	(51)	–	808	(765)	(43)	–
Stage 2	(309)	511	(202)	–	(282)	427	(145)	–
Stage 3	(11)	(687)	698	–	(7)	(517)	524	–
Gross write-offs	–	–	(2,670)	(2,670)	–	–	(1,914)	(1,914)
Recoveries	–	–	377	377	–	–	357	357
Foreign exchange and other movements	(27)	(37)	(69)	(133)	74	73	60	207
Balance at end of period	$1,057	$2,463	$1,252	$4,772	$1,325	$2,036	$1,115	$4,476
Non-retail loans:
Business and government
Balance at beginning of period	$635	$403	$748	$1,786	$322	$320	$695	$1,337
Provision for credit losses
Remeasurement (1)	(195)	155	434	394	82	72	295	449
Newly originated or purchased financial assets	630	–	–	630	294	–	–	294
Derecognition of financial assets and maturities	(569)	(74)	(8)	(651)	(241)	(35)	(26)	(302)
Changes in models and methodologies (2)	200	37	–	237	–	–	–	–
Transfer to (from):
Stage 1	114	(114)	–	–	60	(60)	–	–
Stage 2	(73)	76	(3)	–	(31)	38	(7)	–
Stage 3	–	(12)	12	–	–	(4)	4	–
Gross write-offs	–	–	(313)	(313)	–	–	(258)	(258)
Recoveries	–	–	48	48	–	–	44	44
Foreign exchange and other movements	(4)	(8)	(94)	(106)	2	11	(27)	(14)
Balance at end of period including off-balance sheet exposures	$738	$463	$824	$2,025	$488	$342	$720	$1,550
Less: Allowance for credit losses on off-balance sheet exposures (3)	(149)	(30)	(36)	(215)	(90)	(28)	(15)	(133)
Balance at end of period (3)	$589	$433	$788	$1,810	$398	$314	$705	$1,417
(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions, changes in expert credit judgement overlays, and changes due to drawdowns of undrawn commitments.

(2)	Includes changes due to enhanced IFRS 9 models to reflect previously established expert credit judgement overlays that are now incorporated in the model.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

76	Scotiabank Third Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at July 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$206,661	$4,514	$–	$211,175	$202,322	$957	$–	$203,279
Low	76,911	5,049	–	81,960	88,909	877	–	89,786
Medium	19,294	2,371	–	21,665	19,758	1,385	–	21,143
High	2,546	5,169	–	7,715	3,424	3,428	–	6,852
Very high	12	2,687	–	2,699	63	2,242	–	2,305
Loans not graded (2)	19,496	1,724	–	21,220	17,792	1,161	–	18,953
Default	–	–	2,197	2,197	–	–	1,864	1,864
Total	$324,920	$21,514	$2,197	$348,631	$332,268	$10,050	$1,864	$344,182
Allowance for credit losses	201	416	593	1,210	265	321	498	1,084
Carrying value	$324,719	$21,098	$1,604	$347,421	$332,003	$9,729	$1,366	$343,098
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at July 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$30,881	$–	$–	$30,881	$29,849	$211	$–	$30,060
Low	20,927	12	–	20,939	27,594	558	–	28,152
Medium	12,977	46	–	13,023	8,725	599	–	9,324
High	10,565	4,585	–	15,150	8,369	3,529	–	11,898
Very high	88	2,614	–	2,702	125	2,177	–	2,302
Loans not graded (2)	20,760	1,949	–	22,709	19,427	1,831	–	21,258
Default	–	–	1,139	1,139	–	–	1,176	1,176
Total	$96,198	$9,206	$1,139	$106,543	$94,089	$8,905	$1,176	$104,170
Allowance for credit losses	553	1,160	659	2,372	647	1,103	664	2,414
Carrying value	$95,645	$8,046	$480	$104,171	$93,442	$7,802	$512	$101,756
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at July 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$2,436	$3	$–	$2,439	$1,989	$42	$–	$2,031
Low	3,184	27	–	3,211	3,329	89	–	3,418
Medium	4,380	62	–	4,442	4,262	116	–	4,378
High	3,159	1,740	–	4,899	3,239	1,310	–	4,549
Very high	33	961	–	994	38	820	–	858
Loans not graded (1)	1,093	568	–	1,661	1,290	585	–	1,875
Default	–	–	–	–	–	–	–	–
Total	$14,285	$3,361	$–	$17,646	$14,147	$2,962	$–	$17,109
Allowance for credit losses	303	887	–	1,190	414	823	–	1,237
Carrying value	$13,982	$2,474	$–	$16,456	$13,733	$2,139	$–	$15,872
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at July 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$113,637	$3	$–	$113,640	$104,488	$3	$–	$104,491
Low	17,982	25	–	18,007	20,037	1	–	20,038
Medium	8,101	25	–	8,126	8,518	11	–	8,529
High	3,551	503	–	4,054	3,814	421	–	4,235
Very high	55	275	–	330	68	296	–	364
Loans not graded (1)	12,139	2,430	–	14,569	9,522	1,894	–	11,416
Default	–	–	–	–	–	–	–	–
Carrying value	$155,465	$3,261	$–	$158,726	$146,447	$2,626	$–	$149,073
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank Third Quarter Report 2024	77

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Total retail loans	As at July 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total

Very low	$353,615	$4,520	$–	$358,135	$338,648	$1,213	$–	$339,861
Low	119,004	5,113	–	124,117	139,869	1,525	–	141,394
Medium	44,752	2,504	–	47,256	41,263	2,111	–	43,374
High	19,821	11,997	–	31,818	18,846	8,688	–	27,534
Very high	188	6,537	–	6,725	294	5,535	–	5,829
Loans not graded (2)	53,488	6,671	–	60,159	48,031	5,471	–	53,502
Default	–	–	3,336	3,336	–	–	3,040	3,040
Total	$590,868	$37,342	$3,336	$631,546	$586,951	$24,543	$3,040	$614,534
Allowance for credit losses	1,057	2,463	1,252	4,772	1,326	2,247	1,162	4,735
Carrying value	$589,811	$34,879	$2,084	$626,774	$585,625	$22,296	$1,878	$609,799
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at July 31, 2024				As at October 31, 2023
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total

Investment grade	$148,265	$1,152	$–	$149,417	$160,148	$1,205	$–	$161,353
Non-investment grade	126,342	6,740	–	133,082	114,192	7,705	–	121,897
Watch list	24	4,617	–	4,641	28	3,340	–	3,368
Loans not graded (2)	2,657	23	–	2,680	2,500	18	–	2,518
Default	–	–	3,153	3,153	–	–	2,686	2,686
Total	$277,288	$12,532	$3,153	$292,973	$276,868	$12,268	$2,686	$291,822
Allowance for credit losses	589	433	788	1,810	535	383	719	1,637
Carrying value	$276,699	$12,099	$2,365	$291,163	$276,333	$11,885	$1,967	$290,185
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at July 31, 2024				As at October 31, 2023
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total

Investment grade	$235,061	$1,458	$–	$236,519	$240,044	$1,673	$–	$241,717
Non-investment grade	60,914	4,168	–	65,082	62,634	5,288	–	67,922
Watch list	3	1,189	–	1,192	1	1,103	–	1,104
Loans not graded (2)	5,246	–	–	5,246	5,205	–	–	5,205
Default	–	–	108	108	–	–	109	109
Total	$301,224	$6,815	$108	$308,147	$307,884	$8,064	$109	$316,057
Allowance for credit losses	149	30	36	215	100	20	29	149
Carrying value	$301,075	$6,785	$72	$307,932	$307,784	$8,044	$80	$315,908
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at July 31, 2024				As at October 31, 2023
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total

Investment grade	$383,326	$2,610	$–	$385,936	$400,192	$2,878	$–	$403,070
Non-investment grade	187,256	10,908	–	198,164	176,826	12,993	–	189,819
Watch list	27	5,806	–	5,833	29	4,443	–	4,472
Loans not graded (2)	7,903	23	–	7,926	7,705	18	–	7,723
Default	–	–	3,261	3,261	–	–	2,795	2,795
Total	$578,512	$19,347	$3,261	$601,120	$584,752	$20,332	$2,795	$607,879
Allowance for credit losses	738	463	824	2,025	635	403	748	1,786
Carrying value	$577,774	$18,884	$2,437	$599,095	$584,117	$19,929	$2,047	$606,093
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

78	Scotiabank Third Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired (1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at July 31, 2024 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$1,435	$692	$–	$2,127
Personal loans	636	355	–	991
Credit cards	237	190	397	824
Business and government	183	71	–	254
Total	$2,491	$1,308	$397	$4,196

	As at April 30, 2024 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$1,433	$694	$–	$2,127
Personal loans	689	374	–	1,063
Credit cards	247	181	404	832
Business and government	231	89	–	320
Total	$2,600	$1,338	$404	$4,342

	As at October 31, 2023 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$1,329	$617	$–	$1,946
Personal loans	648	360	–	1,008
Credit cards	238	157	345	740
Business and government	159	57	–	216
Total	$2,374	$1,191	$345	$3,910
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)
For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular ageing of the loans resumes after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	July 31 2024	April 30 2024	October 31 2023

Unpaid principal balance (1)	$247	$252	$307
Credit-related fair value adjustments	(30)	(32)	(87)
Carrying value	217	220	220
Stage 3 allowance	(1)	(1)	(1)
Carrying value net of related allowance	$216	$219	$219
(1)	Represents principal amount owed net of write-offs.

9.	Derecognition of financial assets
Securitization of residential mortgage loans
The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The CMHC also purchased insured mortgage pools from the Bank under the Insured Mortgage Purchase Program (IMPP).
The sale of mortgages under the above programs do not meet the derecognition requirements, where the Bank retains the pre-payment
and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.
The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial
Position.

Scotiabank Third Quarter Report 2024	79

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	July 31 2024 (1)	April 30 2024 (1)	October 31 2023 (1)
Assets
Carrying value of residential mortgage loans	$11,442	$11,564	$13,508
Other related assets (2)	7,592	8,032	8,600
Liabilities
Carrying value of associated liabilities	$18,307	$19,183	$20,222
(1)
The fair value of the transferred assets is $18,697 (April 30, 2024 – $19,068 and October 31, 2023 – $20,264) and the fair value of the associated liabilities is $17,985 (April 30, 2024 – $18,430 and October 31, 2023 – $19,265) for a net position of $712

(April 30, 2024 – $638 and October 31, 2023 – $999).

(2)
These include cash held in trust and trust-permitted investment assets, including repurchase-type transactions of mortgage-backed securities, included in the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of credit card loans
The Bank securitizes a portion of its Canadian credit card receivables through a consolidated structured entity. These receivables continue to be recognized on the Consolidated Statement of Financial Position as credit card loans. During the quarter, the Bank did not enter into any new securitization arrangements.
Securities sold under repurchase agreements and securities lent
The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	July 31 2024 (1)	April 30 2024 (1)	October 31 2023 (1)
Carrying value of securities associated with:
Repurchase agreements (2)	$158,912	$152,118	$140,296
Securities lending agreements	54,636	55,105	56,174
Total	213,548	207,223	196,470
Carrying value of associated liabilities (3)	$178,595	$173,602	$160,007
(1)
The fair value of transferred assets is $213,548 (April 30, 2024 – $207,223 and October 31, 2023 – $196,470) and the fair value of the associated liabilities is $178,595 (April 30, 2024 – $173,602 and October 31, 2023 – $160,007) for a net position of $34,953 (April 30, 2024 – $33,621 and October 31, 2023 – $36,463).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

10.	Investments in associates
The Bank had significant investments in the following associates:

					As at
					July 31 2024	April 30 2024	October 31 2023
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value	Carrying value
Bank of Xi’an Co. Ltd. (2)	China	Banking	18.11%	June 30, 2024	$957	$938	$895
Maduro & Curiel’s Bank N.V. (3)	Curacao	Banking	48.10%	June 30, 2024	511	498	489
(1)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(2)
Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $511

(April 30, 2024 – $548; October 31, 2023 – $529). The market value of the investment has remained below the carrying amount. The Bank performed an impairment test as at July 31, 2024 using a value in use (VIU) discounted cash flow model. The Bank concluded that there is no impairment for the period ended July 31, 2024 (April 30, 2024 – nil; October 31, 2023 – $185).

(3)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of July 31, 2024, these reserves amounted to $73

(April 30, 2024 – $73; October 31, 2023 – $71).

80	Scotiabank Third Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Deposits

	As at
	July 31, 2024						April 30 2024	October 31 2023
	Payable on demand (1)		Payable after notice (2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date (3)	Total	Total	Total

Personal	$5,193	$10,364	$142,879		$138,314	$296,750	$292,117	$288,617
Business and government	181,077	31,874	56,354		337,659	606,964	605,457	612,267
Financial institutions	10,294	650	2,258		32,285	45,487	44,454	51,449
	$196,564	$42,888	$201,491	(4)	$508,258	$949,201	$942,028	$952,333
Recorded in:
Canada	$145,486	$22,844	$163,534		$359,335	$691,199	$680,489	$679,196
United States	41,391	36	72		48,664	90,163	90,399	96,807
United Kingdom	–	–	180		21,996	22,176	22,835	21,562
Mexico	7	7,153	14,665		19,120	40,945	43,303	41,424
Peru	4,450	122	5,676		6,251	16,499	16,268	15,860
Chile	1,557	4,889	146		17,028	23,620	23,327	23,724
Colombia	31	525	4,023		4,670	9,249	10,018	9,580
Other International	3,642	7,319	13,195		31,194	55,350	55,389	64,180
Total (5)	$196,564	$42,888	$201,491		$508,258	$949,201	$942,028	$952,333
(1)	Deposits payable on demand include all deposits for which the Bank does not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which the Bank requires notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $122 (April 30, 2024 – $120; October 31, 2023 – $123) of non-interest-bearing deposits.
(5)
Deposits denominated in U.S. dollars amount to $300,445 (April 30, 2024 – $304,171; October 31, 2023 – $320,088), deposits denominated in Chilean pesos amount to $20,655 (April 30, 2024 – $19,590; October 31, 2023 – $20,200), deposits denominated in Mexican pesos amount to $37,502 (April 30, 2024 – $39,429; October 31, 2023 – $38,127) and deposits denominated in other foreign currencies amount to $112,644 (April 30, 2024 – $112,707; October 31, 2023 – $116,926).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total

As at July 31, 2024	$62,926	$38,797	$66,988	$111,838	$20,235	$300,784
As at April 30, 2024	$65,328	$34,442	$65,985	$118,006	$17,999	$301,760
As at October 31, 2023	$66,726	$39,525	$62,675	$130,384	$19,021	$318,331
(1)	The majority of foreign term deposits are in excess of $100,000.

12.	Capital and financing transactions
Common shares

	For the three months ended
	July 31, 2024		July 31, 2023
($ millions)	Number of shares	Amount	Number of shares	Amount

Outstanding at beginning of period	1,229,569,597	$21,066	1,198,174,512	$19,160
Issued in relation to share-based payments, net	18,688	2	6,252	1
Issued in relation to the Shareholder Dividend and Share Purchase Plan (1)	7,750,463	481	7,152,387	466
Outstanding at end of period	1,237,338,748	$21,549	1,205,333,151	$19,627

	For the nine months ended
	July 31, 2024		July 31, 2023
($ millions)	Number of shares	Amount	Number of shares	Amount

Outstanding at beginning of period	1,214,044,420	$20,109	1,191,375,095	$18,707
Issued in relation to share-based payments, net	133,766	9	404,655	27
Issued in relation to the Shareholder Dividend and Share Purchase Plan (1)	23,160,562	1,431	13,553,401	893
Outstanding at end of period	1,237,338,748	$21,549	1,205,333,151	$19,627
(1)
Commencing with the dividend declared on February 28, 2023 and paid on April 26, 2023, the Bank issued to participants of the Shareholder Dividend and Share Purchase Plan (the Plan), common shares from treasury with a discount of 2%
to the average market price (as defined in the Plan). Prior to the dividend paid on April 26, 2023, common shares received by participants under the Plan were shares purchased from the open market at prevailing market prices. Further, effective November 1, 2024, and until such time as the Bank elects otherwise, the Bank will suspend the discount to the Average Market Price (as defined in the Plan) for dividend reinvestments and stock dividends under the Plan and will discontinue issuances of common shares from treasury under the Plan. Effective November 1, 2024, and until such time as the Bank elects otherwise, purchases of common shares under the Plan will be made
i
n the secondary market in accordance with the provisions of the Plan.

Subordinated debentures
Issuance
On June 18, 2024, the Bank issued $1.0 billion 4.95% Subordinated Debentures due August 1, 2034 (Non-Viability Contingent Capital (NVCC)).
The debentures are subject to optional redemption by the Bank on or after August 1, 2029, and following the occurrence of certain defined events.
Interest on such Debentures at the rate of 4.95% per annum will be payable in equal (subject to a long first coupon) semi-annual payments in

Scotiabank Third Quarter Report 2024	81

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

arrears on February 1 and August 1 in each year, commencing February 1, 2025, and continuing until August 1, 2029, and thereafter payable quarterly to, but excluding, August 1, 2034, at Daily Compounded CORRA plus 1.55%. The initial interest payment (long first coupon), payable on February 1, 2025, will be
$30.71712329 per $1,000
principal amount of Debentures. The debentures contain NVCC provisions necessary to qualify as Tier 2 regulatory capital under Basel III.
Redemption
On July 3, 2024, the Bank redeemed all outstanding $1.5
b
illion 2.836% Subordinated Debentures (NVCC) due July 2029 (the Debentures) at 100% of their principal amount plus accrued and unpaid interest.

13.	Capital management
The Bank’s regulatory capital, total loss absorbing capacity and leverage measures were as follows:

	As at
($ millions)	July 31 2024	April 30 2024	October 31 2023
	Revised Basel III	Revised Basel III	Revised Basel III
Capital (1)(2)
Common Equity Tier 1 capital	$60,432	$59,403	$57,041
Net Tier 1 capital	69,299	68,282	65,223
Total regulatory capital	77,411	76,789	75,651
Total loss absorbing capacity (TLAC) (3)	131,832	129,939	134,504
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)(2)(4)	$453,658	$450,191	$440,017
Leverage exposures (5)	$1,556,455	1,555,486	1,562,963
Regulatory ratios (1)(2)
Common Equity Tier 1 capital ratio	13.3%	13.2%	13.0%
Tier 1 capital ratio	15.3%	15.2%	14.8%
Total capital ratio	17.1%	17.1%	17.2%
Total loss absorbing capacity ratio (3)	29.1%	28.9%	30.6%
Leverage ratio (5)	4.5%	4.4%	4.2%
Total loss absorbing capacity leverage ratio (3)	8.5%	8.4%	8.6%
(1)	Regulatory ratios and amounts reported are under Revised Basel III requirements.
(2)
Commencing Q1 2024, regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). The prior year regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(4)
As at July 31, 2024, the Bank did not have a regulatory capital floor add-on
to risk-weighted assets (RWA) for CET1, Tier 1, Total Capital and TLAC RWA
(
as at April 30, 2024
and
October 31, 2023, the Bank did not have a regulatory capital floor add-on
to risk-weighted assets for CET1, Tier 1, Total Capital and TLAC RWA).

(5)	The leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
The Bank substantially exceeded the OSFI minimum regulatory capital and TLAC ratios as at July 31, 2024, including the Domestic Stability Buffer requirement. In addition, the Bank substantially exceeded OSFI minimum leverage and TLAC leverage ratios as at July 31, 2024.

14.	Share-based payments
In Q1 2024, the Bank granted
2,675,932 options with an exercise price of $59.99 per option and a weighted average fair value of $7.67 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year.
The Bank recorded an increase to equity – other reserves of $1 million
for the three months ended July 31, 2024 and $11 million for the nine months ended July 31, 2024 (July 31, 2023 – $2 million and $12 million), as a result of equity-classified share-based payment expense.

15.	Employee benefits
Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans
(1)
.

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	July 31 2024	April 30 2024	July 31 2023	July 31 2024	April 30 2024	July 31 2023
Defined benefit service cost	$51	$51	$55	$5	$4	$5
Interest on net defined benefit (asset) liability	(8)	(7)	(8)	16	17	15
Other	3	3	3	2	(1)	(2)
Defined benefit expense	$46	$47	$50	$23	$20	$18
Defined contribution expense	$46	$45	$40	$–	$–	$–
Actuarial gains (losses) on employee benefit plans in other comprehensive income (2)	$138	$264	$200	$(18)	$25	$45

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	For the nine months ended
	Pension plans		Other benefit plans
($ millions)	July 31 2024	July 31 2023	July 31 2024	July 31 2023
Defined benefit service cost	$154	$165	$14	$15
Interest on net defined benefit (asset) liability	(23)	(25)	51	48
Other	9	9	4	–
Defined benefit expense	$140	$149	$69	$63
Defined contribution expense	$137	$117	$–	$–
Actuarial gains (losses) on employee benefit plans in other comprehensive income (2)	$(70)	$(192)	$(51)	$(7)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

16.	Operating segments
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2023 Annual Report. Notable accounting measurement differences are:

•
tax normalization adjustments related to the
gross-up
of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•
the grossing up of
tax
-exempt
net interest income and
non-interest
income to an equivalent
before-tax
basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest
income arising from taxable and
tax-exempt
sources.

	For the three months ended July 31, 2024
($ millions)	Canadian Banking (1)(2)	International Banking (1)(2)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (1)(3)	Total (2)
Net interest income (4)	$2,752	$2,231	$245	$392	$(758)	$4,862
Non-interest income (5)(6)	728	776	1,228	961	(191)	3,502
Total revenues	3,480	3,007	1,473	1,353	(949)	8,364
Provision for credit losses	435	589	10	18	–	1,052
Depreciation and amortization	145	142	48	68	25	428
Other non-interest expenses	1,381	1,395	867	727	151	4,521
Provision for income taxes	409	177	137	122	(394)	451
Net income	$1,110	$704	$411	$418	$(731)	$1,912
Net income attributable to non-controlling interests in subsidiaries	$–	$35	$3	$–	$(2)	$36
Net income attributable to equity holders of the Bank	$1,110	$669	$408	$418	$(729)	$1,876
Average assets ($ billions)	$451	$234	$36	$493	$209	$1,423
Average liabilities ($ billions)	$389	$180	$40	$476	$256	$1,341

(1)
Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment. Effective January 1, 2024, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market
property, which resulted in a lower TEB
gross-up.

(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $6 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(5)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(6)	Includes income (on a taxable equivalent basis) from associated corporations for International Banking – $66, Global Wealth Management – $5, and Other – $(17).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended April 30, 2024
($ millions)	Canadian Banking (1)(2)	International Banking (1)(2)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (1)(3)	Total (2)
Net interest income (4)	$2,634	$2,261	$225	$331	$(757)	$4,694
Non-interest income (5)(6)	702	731	1,189	990	41	3,653
Total revenues	3,336	2,992	1,414	1,321	(716)	8,347
Provision for credit losses	428	566	7	5	1	1,007
Depreciation and amortization	143	142	47	62	16	410
Other non-interest expenses	1,375	1,395	848	719	(36)	4,301
Provision for income taxes	382	194	130	107	(276)	537
Net income	$1,008	$695	$382	$428	$(421)	$2,092
Net income attributable to non-controlling interests in subsidiaries	$–	$24	$2	$–	$–	$26
Net income attributable to equity holders of the Bank	$1,008	$671	$380	$428	$(421)	$2,066
Average assets ($ billions)	$445	$235	$35	$494	$202	$1,411
Average liabilities ($ billions)	$389	$183	$41	$470	$247	$1,330
(1)
Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment. Effective January 1, 2024, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market
property, which resulted in a lower TEB
gross-up.

(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $4 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(5)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(6)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $(7), International Banking – $57, Global Wealth Management – $5, and Other – $2.

	For the three months ended July 31, 2023
($ millions)	Canadian Banking (1)(2)	International Banking (1)(2)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (1)(3)	Total (2)
Net interest income (4)	$2,469	$2,110	$207	$337	$(550)	$4,573
Non-interest income (5)(6)	735	725	1,129	1,006	(101)	3,494
Total revenues	3,204	2,835	1,336	1,343	(651)	8,067
Provision for credit losses	307	516	2	(6)	–	819
Depreciation and amortization	145	142	44	56	25	412
Other non-interest expenses	1,303	1,346	799	702	(3)	4,147
Provision for income taxes	399	192	123	157	(374)	497
Net income	$1,050	$639	$368	$434	$(299)	$2,192
Net income attributable to non-controlling interests in subsidiaries	$–	$18	$2	$–	$–	$20
Net income attributable to equity holders of the Bank	$1,050	$621	$366	$434	$(299)	$2,172
Average assets ($ billions)	$450	$241	$34	$493	$184	$1,402
Average liabilities ($ billions)	$376	$184	$40	$450	$274	$1,324
(1)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment.
(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $119 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(5)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(6)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $8, International Banking – $62, Global Wealth Management – $5, and Other – $(20).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the nine months ended July 31, 2024
($ millions)	Canadian Banking (1)(2)	International Banking (1)(2)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (1)(3)	Total (2)

Net interest income (4)	$8,039	$6,738	$691	$1,077	$(2,216)	$14,329
Non-interest income (5)(6)	2,164	2,364	3,561	2,976	(250)	10,815
Total revenues	10,203	9,102	4,252	4,053	(2,466)	25,144
Provision for credit losses	1,241	1,729	22	28	1	3,021
Depreciation and amortization	435	427	142	192	63	1,259
Other non-interest expenses	4,107	4,218	2,530	2,185	100	13,140
Provision for income taxes	1,207	561	394	363	(1,004)	1,521
Net income	$3,213	$2,167	$1,164	$1,285	$(1,626)	$6,203
Net income attributable to non-controlling interests in subsidiaries	$–	$81	$8	$–	$(2)	$87
Net income attributable to equity holders of the Bank	$3,213	$2,086	$1,156	$1,285	$(1,624)	$6,116
Average assets ($ billions)	$447	$235	$35	$497	$205	$1,419
Average liabilities ($ billions)	$390	$182	$40	$474	$253	$1,339
(1)
Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment. Effective January 1, 2024, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property, which resulted in a lower TEB gross-up.

(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $53 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(5)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(6)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $(7), International Banking – $183, Global Wealth Management – $14, and Other – $(33).

	For the nine months ended July 31, 2023
($ millions)	Canadian Banking (1)(2)	International Banking (1)(2)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (1)(3)	Total (2)
Net interest income (4)	$7,198	$6,001	$629	$1,175	$(1,407)	$13,596
Non-interest income (5)(6)	2,297	2,260	3,330	3,023	(564)	10,346
Total revenues	9,495	8,261	3,959	4,198	(1,971)	23,942
Provision for credit losses	743	1,356	5	62	–	2,166
Depreciation and amortization	436	423	133	163	75	1,230
Other non-interest expenses	3,917	3,976	2,330	2,120	21	12,364
Provision for income taxes	1,208	531	380	499	(532)	2,086
Net income	$3,191	$1,975	$1,111	$1,354	$(1,535)	$6,096
Net income attributable to non-controlling interests in subsidiaries	$–	$74	$7	$–	$–	$81
Net income attributable to equity holders of the Bank	$3,191	$1,901	$1,104	$1,354	$(1,535)	$6,015
Average assets ($ billions)	$450	$236	$34	$487	$184	$1,391
Average liabilities ($ billions)	$367	$178	$41	$450	$278	$1,314
(1)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment.
(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $358 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(5)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(6)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $48, International Banking – $194, Global Wealth Management – $13, and Other – $(120).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Interest income and expense

	For the three months ended												For the nine months ended
	July 31, 2024 (1)				April 30, 2024 (1)				July 31, 2023 (1)				July 31, 2024 (1)				July 31, 2023 (1)
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (2)	$13,657		$10,763		$13,321		$10,452		$13,124		$10,058		$40,517		$31,829		$37,484		$27,960
Measured at FVOCI (2)	1,573		–		1,455		–		1,003		–		4,387		–		2,737		–
	15,230		10,763		14,776		10,452		14,127		10,058		44,904		31,829		40,221		27,960
Other	453	(3)	58	(4)	436	(3)	66	(4)	562	(3)	58	(4)	1,430	(3)	176	(4)	1,494	(3)	159	(4)
Total	$15,683		$10,821		$15,212		$10,518		$14,689		$10,116		$46,334		$32,005		$41,715		$28,119
(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(2)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(3)	Includes dividend income on equity securities.
(4)
Includes interest on lease liabilities for the three months ended July 31, 2024 – $29 (April 30, 2024 – $30; July 31, 2023 – $29) and for the nine months ended July 31, 2024 – $89 (July 31, 2023 –$84) and insurance finance expense for the three months ended July 31, 2024 – $7 (April 30, 2024 – $8; July 31, 2023 – $7) and for the nine months ended July 31, 2024 – $22 (July 31, 2023 –$19).

18.	Earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (1)	July 31 2024 (1)	July 31 2023 (1)
Basic earnings per common share
Net income attributable to common shareholders	$1,756	$1,943	$2,067	$5,765	$5,705
Weighted average number of common shares outstanding (millions)	1,230	1,223	1,199	1,222	1,194
Basic earnings per common share (2) (in dollars)	$1.43	$1.59	$1.72	$4.72	$4.78
Diluted earnings per common share
Net income attributable to common shareholders	$1,756	$1,943	$2,067	$5,765	$5,705
Dilutive impact of share-based payment options and others (3)	(15)	(15)	2	(46)	(25)
Net income attributable to common shareholders (diluted)	$1,741	$1,928	$2,069	$5,719	$5,680
Weighted average number of common shares outstanding (millions)	1,230	1,223	1,199	1,222	1,194
Dilutive impact of share-based payment options and others (3) (millions)	5	5	15	6	7
Weighted average number of diluted common shares outstanding (millions)	1,235	1,228	1,214	1,228	1,201
Diluted earnings per common share (2) (in dollars)	$1.41	$1.57	$1.70	$4.66	$4.73
(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(2)	Earnings per share calculations are based on full dollar and share amounts.
(3)
Certain options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

19.	Financial instruments
(a) Risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2023.
(i) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Internal Ratings-Based approach (IRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the IRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default (1)	As at
	July 31, 2024			April 30 2024	October 31 2023
	Revised Basel III			Revised Basel III	Revised Basel III
($ millions)	IRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail
Drawn (2)(3)	$463,568	$70,334	$533,902	$537,941	$557,552
Undrawn commitments	93,615	6,621	100,236	99,489	103,721
Other exposures (4)	110,367	16,924	127,291	129,656	125,367
Total non-retail	$667,550	$93,879	$761,429	$767,086	$786,640
Retail (5)
Drawn	$295,961	$118,503	$414,464	$408,209	$403,635
Undrawn commitments	110,573	9,287	119,860	117,685	108,354
Other exposures	–	62	62	59	58
Total retail	$406,534	$127,852	$534,386	$525,953	$512,047
Total	$1,074,084	$221,731	$1,295,815	$1,293,039	$1,298,687
(1)	After credit risk mitigation and excludes equity securities, centralized counterparties, and other assets.
(2)	Non-retail drawn exposures include government guaranteed and privately insured mortgages and retail loans.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail includes residential mortgages, credit cards, lines of credit, other personal loans and small business treated as other regulatory retail.
Credit quality of non-retail exposures
The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2023.
Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of July 31, 2024, 25% (April 30, 2024 – 25%; October 31, 2023 – 26%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 50% (April 30, 2024 – 51%; October 31, 2023 – 49%).
Retail standardized portfolio
The retail standardized portfolio of $128 billion as at July 31, 2024 (April 30, 2024 – $127 billion; October 31, 2023 – $125 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean. Of the total retail standardized exposures, $65 billion (April 30, 2024 – $66 billion; October 31, 2023 – $65 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.
(ii) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.
The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.
The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(iii) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).
Non-trading foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates.
As at July 31, 2024, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $48 million (April 30, 2024 – $55 million; July 31, 2023 – $68 million) in the absence of hedging activity, due primarily from exposure to U.S. dollars from the Bank’s operations in the U.S. and activities conducted internationally in this currency
and
from exposures to Latin American currencies.
A similar change in the Canadian dollar as at July 31, 2024, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $339 million (April 30, 2024 – $353 million; July 31, 2023 – $328 million), net of hedging.
Non-trading equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 7.
Trading portfolio risk management
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. In conjunction with the Bank’s implementation of the Fundamental Review of the Trading Book (FRTB) in Q1 2024, additional portfolios have been included in the VaR calculation. Prior periods have been restated to reflect this change. The table below shows the Bank’s VaR by risk factor:

	For the three months ended			As at
	July 31, 2024			July 31	April 30	July 31
($ millions)	Average	High	Low	2024	2024	2023
Credit spread plus interest rate	$12.7	$16.8	$9.7	$9.8	$17.9	$12.6
Credit spread	7.7	11.8	5.9	6.1	12.3	6.9
Interest rate	13.7	20.7	7.3	7.3	23.0	10.5
Equities	4.6	5.9	3.4	5.1	4.9	3.1
Foreign exchange	2.1	4.5	1.1	2.4	2.5	1.6
Commodities	2.1	4.1	1.3	3.8	1.7	3.7
Debt specific	3.0	4.0	2.3	3.1	2.8	2.6
Diversification effect	(10.6)	n/a	n/a	(15.1)	(11.0)	(11.3)
Total VaR	$13.9	$19.1	$8.8	$9.1	$18.8	$12.3
(b) Financial instruments designated at fair value through profit or loss
In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.
The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted at a benchmark rate.
The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value (1) Gains/(Losses)			Cumulative change in fair value (2) Gains/(Losses)
	As at			For the three months ended				As at
($ millions)	July 31 2024	April 30 2024	July 31 2023	July 31 2024	April 30 2024	July 31 2023	July 31 2024	April 30 2024	July 31 2023
Liabilities

Senior note liabilities (3)	$37,754	$32,987	$28,893	$(1,478)	$1,058	$(1,906)	$3,981	$5,459	$4,567
(1)	Change in the difference between the contractual maturity amount and the carrying value.
(2)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(3)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest income – trading revenues.

88	Scotiabank Third Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior note liabilities
($ millions)	Contractual maturity amount	Carrying value	Difference between contractual maturity amount and carrying value	Changes in fair value for the three months period attributable to changes in own credit risk recorded in other comprehensive income Gains/(Losses)	Cumulative changes in fair value attributable to changes in own credit risk (1) Gains/(Losses)
As at July 31, 2024	$41,735	$37,754	$3,981	$127	$(867)
As at April 30, 2024	$38,446	$32,987	$5,459	$(474)	$(994)
As at July 31, 2023	$33,460	$28,893	$4,567	$(1,848)	$(48)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(c) Financial instruments – fair value
Fair value of financial instruments
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
Refer to Note 7 of the Bank’s audited consolidated financial statements in the 2023 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.
The following table sets out the fair values of financial instruments of the Bank and excludes non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	July 31, 2024 (1)		April 30, 2024 (1)		October 31, 2023 (1)
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$58,329	$58,329	$58,631	$58,631	$90,312	$90,312
Trading assets	133,999	133,999	132,280	132,280	117,868	117,868
Securities purchased under resale agreements and securities borrowed	193,796	193,796	192,858	192,858	199,325	199,325
Derivative financial instruments	39,987	39,987	44,856	44,856	51,340	51,340
Investment securities – FVOCI and FVTPL	120,660	120,660	112,739	112,739	86,253	86,253
Investment securities – amortized cost	30,046	31,116	30,452	32,045	29,816	31,984
Loans	753,762	759,211	743,991	753,526	736,366	750,911
Customers’ liability under acceptances	3,282	3,282	9,117	9,117	18,628	18,628
Other financial assets	23,725	23,725	24,644	24,644	26,614	26,614
Liabilities:
Deposits	945,074	949,201	935,374	942,028	942,112	952,333
Financial instruments designated at fair value through profit or loss	37,754	37,754	32,987	32,987	26,779	26,779
Acceptances	3,330	3,330	9,205	9,205	18,718	18,718
Obligations related to securities sold short	32,672	32,672	37,780	37,780	36,403	36,403
Derivative financial instruments	47,364	47,364	52,861	52,861	58,660	58,660
Obligations related to securities sold under repurchase agreements and securities lent	178,595	178,595	173,602	173,602	160,007	160,007
Subordinated debentures	7,657	7,716	8,017	8,129	9,358	9,693
Other financial liabilities	45,910	46,559	44,623	45,634	49,363	51,302
(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(d) Fair value hierarchy
The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.
Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. Valuations that require the significant use of unobservable inputs are classified as Level 3.

Scotiabank Third Quarter Report 2024	89

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	July 31, 2024				April 30, 2024
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$2,419	$–	$2,419	$–	$1,253	$–	$1,253
Trading assets
Loans	–	7,614	28	7,642	–	7,133	8	7,141
Canadian federal government and government guaranteed debt	12,312	3,364	–	15,676	14,682	2,758	–	17,440
Canadian provincial and municipal debt	5,733	1,905	–	7,638	5,941	3,963	–	9,904
U.S. treasury and other U.S. agencies’ debt	12,596	–	–	12,596	12,825	1	–	12,826
Other foreign governments’ debt	849	11,639	–	12,488	716	11,604	–	12,320
Corporate and other debt	4,335	6,489	12	10,836	4,263	6,755	–	11,018
Equity securities	64,663	212	8	64,883	59,506	73	4	59,583
Other	–	2,240	–	2,240	–	2,048	–	2,048
	$100,488	$33,463	$48	$133,999	$97,933	$34,335	$12	$132,280
Investment securities (2)
Canadian federal government and government guaranteed debt	$14,779	$6,080	$–	$20,859	$11,531	$6,641	$–	$18,172
Canadian provincial and municipal debt	9,825	6,644	–	16,469	7,399	7,084	–	14,483
U.S. treasury and other U.S. agencies’ debt	40,155	5,105	–	45,260	38,902	5,037	–	43,939
Other foreign governments’ debt	3,657	27,069	–	30,726	2,749	26,437	–	29,186
Corporate and other debt	253	3,138	38	3,429	60	3,119	42	3,221
Equity securities	1,790	343	1,784	3,917	1,657	334	1,747	3,738
	$70,459	$48,379	$1,822	$120,660	$62,298	$48,652	$1,789	$112,739
Derivative financial instruments
Interest rate contracts	$–	$11,563	$8	$11,571	$–	$13,779	$–	$13,779
Foreign exchange and gold contracts	–	21,050	–	21,050	–	24,424	–	24,424
Equity contracts	125	4,402	41	4,568	77	3,660	14	3,751
Credit contracts	–	242	13	255	–	295	2	297
Commodity contracts	–	2,537	6	2,543	–	2,599	6	2,605
	$125	$39,794	$68	$39,987	$77	$44,757	$22	$44,856
Liabilities:
Deposits (3)	$–	$136	$–	$136	$–	$21	$–	$21
Financial liabilities designated at fair value through profit or loss	–	37,754	–	37,754	–	32,987	–	32,987
Obligations related to securities sold short	27,872	4,800	–	32,672	31,587	6,193	–	37,780

Derivative financial instruments
Interest rate contracts	–	18,644	–	18,644	–	21,956	–	21,956
Foreign exchange and gold contracts	–	21,994	–	21,994	–	24,447	–	24,447
Equity contracts	129	4,141	23	4,293	138	3,327	12	3,477
Credit contracts	–	33	1	34	–	25	1	26
Commodity contracts	–	2,390	9	2,399	–	2,946	9	2,955
	$129	$47,202	$33	$47,364	$138	$52,701	$22	$52,861

(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $31,116 (April 30, 2024 – $32,045).
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.

90	Scotiabank Third Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2023
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$937	$–	$937
Trading assets
Loans	–	7,540	4	7,544
Canadian federal government and government guaranteed debt	13,766	3,603	–	17,369
Canadian provincial and municipal debt	5,299	4,154	–	9,453
U.S. treasury and other U.S. agencies’ debt	11,218	–	–	11,218
Other foreign governments’ debt	19	10,626	–	10,645
Corporate and other debt	3,431	7,748	–	11,179
Equity securities	47,665	67	16	47,748
Other	–	2,712	–	2,712
	$81,398	$36,450	$20	$117,868
Investment securities (2)
Canadian federal government and government guaranteed debt	$7,674	$4,713	$–	$12,387
Canadian provincial and municipal debt	3,695	3,451	–	7,146
U.S. treasury and other U.S. agencies’ debt	25,058	3,640	–	28,698
Other foreign governments’ debt	2,527	28,891	–	31,418
Corporate and other debt	–	2,512	40	2,552
Equity securities	2,010	333	1,709	4,052
	$40,964	$43,540	$1,749	$86,253
Derivative financial instruments
Interest rate contracts	$–	$15,942	$–	$15,942
Foreign exchange and gold contracts	–	29,465	2	29,467
Equity contracts	54	3,066	27	3,147
Credit contracts	–	342	2	344
Commodity contracts	–	2,430	10	2,440
	$54	$51,245	$41	$51,340
Liabilities:
Deposits (3)	$–	$(95)	$–	$(95)
Financial liabilities designated at fair value through profit or loss	–	26,779	–	26,779
Obligations related to securities sold short	29,921	6,482	–	36,403

Derivative financial instruments
Interest rate contracts	–	25,079	2	25,081
Foreign exchange and gold contracts	–	28,013	–	28,013
Equity contracts	135	3,106	17	3,258
Credit contracts	–	27	1	28
Commodity contracts	–	2,274	6	2,280
	$135	$58,499	$26	$58,660
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $31,984.
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amoritized cost.
Level 3 instrument fair value changes
Financial instruments categorized as Level 3 as at July 31, 2024, in the fair value hierarchy comprised of loans, corporate bonds, equity securities and derivatives.

Scotiabank Third Quarter Report 2024	91

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended July 31, 2024.
All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at July 31, 2024
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (1)
Trading assets
Loans	$8	$–	$–	$27	$–	$(7)	$28	$–
Corporate and other debt	–	–	–	8	–	4	12	–
Equity securities	4	–	–	3	(1)	2	8	–
	12	–	–	38	(1)	(1)	48	–
Investment securities
Corporate and other debt	42	–	3	–	–	(7)	38	–
Equity securities	1,747	26	(4)	48	(36)	3	1,784	26
	1,789	26	(1)	48	(36)	(4)	1,822	26
Derivative financial instruments – assets
Interest rate contracts	–	–	–	8	–	–	8	–
Equity contracts	14	(1)	–	1	–	27	41	(1	) (2)
Credit contracts	2	(1)	–	–	–	12	13	(1)
Commodity contracts	6	–	–	–	–	–	6	–

Derivative financial instruments – liabilities
Equity contracts	(12)	1	–	(3)	–	(9)	(23)	1	(2)
Credit contracts	(1)	–	–	–	–	–	(1)	–
Commodity contracts	(9)	–	–	–	–	–	(9)	–
	–	(1)	–	6	–	30	35	(1)
Total	$1,801	$25	$(1)	$92	$(37)	$25	$1,905	$25
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market
changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

The following tables summarize the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2024 and October 31, 2023.

	As at April 30, 2024
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$5	$(1)	$–	$1	$(1)	$8	$12
Investment securities	1,832	60	(103)	58	(57)	(1)	1,789
Derivative financial instruments	22	(10)	–	1	1	(14)	–
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

	As at October 31, 2023
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$1	$–	$–	$1	$–	$18	$20
Investment securities	1,807	(11)	3	84	(29)	(105)	1,749
Derivative financial instruments	18	(6)	–	2	–	1	15
Obligations related to securities sold short	(1)	–	–	–	1	–	–
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

92	Scotiabank Third Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following significant transfers made between Level 1 and 2, were based on whether the fair value was determined using quoted market prices from an active market.
During the three months ended July 31, 2024:

•	Trading assets of $1,840 million, investment securities of $2,364 million and obligations related to securities sold short of $464 million were transferred out of Level 2 into Level 1.

•	Trading assets of $1,648 million, investment securities of $1,583 million and obligations related to securities sold short of $345 million were transferred out of Level 1 into Level 2.
During the three months ended April 30, 2024:

•	Trading assets of $3,279 million, investment securities of $1,919 million and obligations related to securities sold short of $510 million were transferred out of Level 2 into Level 1.

•	Trading assets of $994 million, investment securities of $2,497 million and obligations related to securities sold short of $102 million were transferred out of Level 1 into Level 2.
During the three months ended October 31, 2023:

•	Trading assets of $1,937 million, investment securities of $2,034 million and obligations related to securities sold short of $149 million were transferred out of Level 2 into Level 1.

•	Trading assets of $1,184 million, investment securities of $647 million and obligations related to securities sold short of $279 million were transferred out of Level 1 into Level 2.
There were no significant transfers into and out of Level 3 during the three months ended July 31, 2024 and April 30, 2024.
During the three months ended October 31, 2023, Investments in equity securities of $108 million were transferred out of Level 3 into Level 2. Transfers were a result of the change in the observability of the price used for valuing the securities.
Level 3 sensitivity
The Bank applies
judgement
in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
Refer to Note 7 of the Bank’s audited consolidated financial statements for the year ended October 31, 2023 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

20.	Provisions
The Bank, through its Peruvian subsidiary, is engaged in legal actions related to certain value-added tax assessed amounts and associated interest totaling $176 million, which arose from certain client transactions that occurred prior to the Bank’s acquisition of the subsidiary. The legal action in Peru relating to the original assessed amount was heard by the Peruvian Constitutional Court in June 2023 and during this quarter, the case was decided in favour of the Government of Peru. Accordingly, the Bank pai
d
 $34
million representing the principal and associated reasonable interest, which was recorded in non-interest expenses – other. In November 2021, the Peruvian Constitutional Court dismissed the matter relating to the accrued default interest for procedural reasons. With respect to this default interest component, and in relation to the Constitutional Court of Peru’s treatment of Scotiabank Peru, in October 2022, the Bank filed a request for arbitration against the Republic of Peru before the International Centre for the Settlement of Investment Disputes (ICSID), pursuant to the provisions of the Canada-Peru Free Trade Agreement. In May 2024, the ICSID Tribunal issued a ruling that narrowed the scope of the Bank’s case. This case is now proceeding through the arbitration process. Following these developments, the Bank recorded a legal provision of
$142
million in non-interest expenses – other, representing the amount at issue in the arbitration. The Bank intends to continue to vigorously advance its position.

21.	Corporate income taxes
Tax Assessments
The Bank received reassessments totaling $1,634 million (April 30, 2024 – $1,556 million) of tax and interest as a result of the Canada Revenue Agency (CRA) denying the tax deductibility of certain Canadian dividends received during the 2011-2019 taxation years (2011-2018 of $1,556 million and 2019 of $78 million for a tax reassessment received on August 9, 2024). The dividends subject to these reassessments are similar to those prospectively addressed by tax rules introduced in 2015 and 2018. The Bank has filed Notices of Appeal with the Tax Court of Canada against the federal reassessment in respect of its 2011 and 2012 taxation years. In addition, a subsidiary of the Bank received reassessments on the same matter in respect of its 2018 and 2019 taxation years totaling $3 million of tax and interest.
A subsidiary
of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its 2014-2018 taxation years totaling $551 million (April 30, 2024 – $551 million) of tax, penalties and interest. The subsidiary has filed a Notice of Appeal with the Tax Court of Canada against the federal assessment in respect of its 2014-2018 taxation years.
In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.
Canadian Federal Tax Measures
On June 20, 2024, the Federal Budget Implementation Acts (Bill C-59 and Bill C-69) received royal assent to become law,
which included certain tax measures affecting the Bank, such as the denial of the dividend received deduction for financial institutions.
The Budget Implementation Acts did not include the proposed increase to the capital gains inclusion rate from

50
% to
66.7
%
for gains realized after June 24, 2024
.

This legislation is expected to be enacted in a future
b
ill.

Scotiabank Third Quarter Report 2024	93

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Global Minimum Tax
The Organisation for Economic Co-operation and Development (OECD) published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises, with consolidated revenues in excess of
€
750 million, pay a minimum effective tax of
15
% in each
jurisdiction they operate. OECD member countries are in the process of developing domestic tax legislation to implement the rules. During the quarter, Canada enacted the Global Minimum Tax (GMT) Act as part of Bill C-69 on June 20, 2024. In addition, Barbados also enacted their local GMT legislation to introduce a domestic minimum top-up tax. These laws will apply to the Bank from fiscal year 2025 onwards.
The IASB previously issued amendments to IAS 12
Income Taxes
for a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two GMT rules, which the Bank has applied.
The Bank continues to make progress in assessing the impact of presently enacted or substantively enacted legislation in applicable jurisdictions. Based on our current assessment, the Bank can rely on the transitional safe harbour with respect to most of the jurisdictions where the Bank operates. For the jurisdictions that the Bank cannot rely on the transitional safe harbour, the Bank is working on detailed calculations in accordance with the GMT rules.

22.	Divestiture
Divestiture announced that is expected to close in a future period
On May 6, 2024, the Bank entered into an agreement to sell CrediScotia Financiera, a wholly-owned consumer finance subsidiary in Peru, to Banco Santander. The transaction is subject to regulatory approval
s
and customary closing conditions.
The Bank recorded an impairment loss of $143
million in non-interest income and a credit of $7 million in non-interest expenses ($
90
million after-tax) this quarter, of which the majority relates to goodwill. The loss was recorded in the Other operating segment. Upon closing, the Bank’s CET1 capital ratio will increase by approximately three
basis points.

23.	Events after the Consolidated Statement of Financial Position date
On August 12, 2024, the Bank announced an agreement to acquire an approximate 14.9%
pro-forma ownership interest in KeyCorp for approximately US$
2.8 billion through an all-cash purchase of newly issued voting common shares.
The transaction is expected to be completed in two stages, which includes an initial investment of

4.9%
(Initial Investment) and an additional investment of approximately
10
% (Additional Investment), for a total pro-forma ownership of approximately
14.9%.
Subject to clearances and regulatory approvals, the Initial Investment is expected to close in the fourth quarter of 2024, and the Additional Investment is expected to close in fiscal 2025. Upon completion of the Additional Investment, the Bank will have the right to designate two individuals to serve on KeyCorp’s Board of Directors.
On closing, the Initial Investment will be recorded as an equity investment at fair value, with subsequent mark-to-market changes through other comprehensive income. Following the closing of the Additional Investment, the Bank’s total interest in KeyCorp of approximately
 14.9
% will be accounted for as an investment in associate as the Bank will have significant influence as defined under IFRS, given the Bank’s representation on KeyCorp’s board and its ownership interest. The estimated impact to the Bank’s CET1 ratio is a reduction of approximately
 10
basis points upon closing of the Initial Investment, and a further reduction of approximately

40 to
45
basis points upon closing of the Additional Investment.

94	Scotiabank Third Quarter Report 2024

SHAREHOLDER INFORMATION

Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
Dividend Dates for 2024
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 3, 2024	January 29, 2024
April 2, 2024	April 26, 2024
July 3, 2024	July 29, 2024
October 2, 2024	October 29, 2024
Annual meeting
The Annual Meeting for fiscal year 2024 is scheduled for April 8, 2025.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference Call and Web Broadcast
The quarterly results conference call will take place on August 27, 2024, at 8:15 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at
416-641-6104,
or toll-free at
1-800-952-5114
using ID 8910947# (please call shortly before 8:15 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 27, 2024, to September 27, 2024, by calling
905-694-9451
or
1-800-408-3053
(North America toll-free) and entering the access code 6537738#.

Contact Information
Investors:
Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Telephone:
(416) 775-0798
E-mail:
investor.relations@scotiabank.com
Global Communications:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
E-mail:
corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone:
1-877-982-8767
E-mail:
service@computershare.com

Scotiabank Third Quarter Report 2024	95

SHAREHOLDER INFORMATION

Co-Transfer
Agent (USA)
Computershare Trust Company, N.A.
Telephone:
1-781-575-2000
E-mail: service@computershare.com
Street Courier/Address:
C/O: Shareholder Services
150 Royall Street
Canton, MA, USA 02021
Mailing Address:
PO Box 43078, Providence, RI, USA 02940-3078
For other shareholder enquiries, please contact the Corporate Secretary’s Department:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Telephone:
(416) 866-3672
E-mail: corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada.